

Notice of 2018 Annual Meeting of Shareholders and Proxy Statement
Jones Lang LaSalle Incorporated



To Our Shareholders

April 19, 2018

Dear Fellow Shareholders:

You are invited to attend the **2018 Annual Meeting of Shareholders of Jones Lang LaSalle Incorporated** (*Jones Lang LaSalle*, which may sometimes be referred to as *JLL*, the *Company* or as *we*, *us*, or *our*) which will take place on **Wednesday, May 30, 2018, beginning at 1:00 p.m., local time, at the JLL office located at 2020 K Street NW, Suite 1100, Washington, D.C. 20006**.

At this year's meeting, we will vote on the following proposals:

- **Election of ten Directors;**

- **Approval, by non-binding vote, of executive compensation** *(say-on-pay);* **and**

- **Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2018.**

Meeting Attendance and Voting

Your vote is very important to us. This year, we are again voluntarily furnishing proxy materials to our shareholders on the Internet rather than mailing printed copies to each shareholder. This serves our sustainability goals and also saves us significant postage, printing, and processing costs. Whether or not you plan to attend the Annual Meeting, please cast your vote, as instructed in the Notice of Internet Availability of Proxy Materials, over the Internet or by telephone, as promptly as possible. You may also request a paper proxy card to submit your vote by mail if you prefer. If you attend the Annual Meeting, you may vote your shares in person even if you have previously given your proxy.

The mailing address of our principal executive office is JLL, Aon Center, 200 East Randolph Drive, 46th Floor, Chicago, Illinois 60601. We anticipate that we will mail the Notice of Internet Availability of Proxy Materials to our shareholders on or about April 19, 2018. The proxy materials we furnish on the Internet include our 2017 Annual Report, which includes our Annual Report on Form 10-K for the year ended December 31, 2017.

We appreciate your continued interest in JLL.

Sincerely,

Sheila A. Penrose
Chairman of the Board of Directors

Christian Ulbrich
Chief Executive Officer



NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND PROXY STATEMENT

When:
Wednesday, May 30, 2018
1:00 p.m., local time

Where:
JLL Washington D.C. Office
2020 K Street NW, Suite 1100
Washington, D.C. 20006

Items of Business

The Annual Meeting will have the following purposes:

1. **To elect the ten Director nominees identified in the Proxy Statement to serve one-year terms until the 2019 Annual Meeting of Shareholders and until their successors are duly elected and qualified;**
2. **To approve, by non-binding vote, executive compensation *(say-on-pay)*; and**
3. **To ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2018.**

Record Date

The Board of Directors has fixed the close of business on **Thursday, March 15, 2018**, as the record date for determining the shareholders entitled to receive notice of, and to vote at, the Annual Meeting. Only shareholders of record at the close of business on the record date are entitled to receive notice of, and to vote at, the Annual Meeting. We will permit only shareholders, or persons holding proxies from shareholders, to attend the Annual Meeting.

By Order of the Board of Directors

Mark J. Ohringer
Corporate Secretary

April 19, 2018

YOUR VOTE IS VERY IMPORTANT. ANY SHAREHOLDER MAY ATTEND THE ANNUAL MEETING IN PERSON. IN ORDER FOR US TO HAVE THE QUORUM NECESSARY TO CONDUCT THE ANNUAL MEETING, WE ASK THAT SHAREHOLDERS WHO DO NOT INTEND TO BE PRESENT AT THE ANNUAL MEETING IN PERSON GIVE THEIR PROXY OVER THE INTERNET OR BY TELEPHONE. IF YOU PREFER, YOU MAY ALSO REQUEST A PAPER PROXY CARD TO SUBMIT YOUR VOTE BY MAIL. YOU MAY REVOKE ANY PROXY IN THE MANNER DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT AT ANY TIME BEFORE IT HAS BEEN VOTED AT THE ANNUAL MEETING.

PROXY STATEMENT SUMMARY

This summary highlights certain information from our Proxy Statement for the 2018 Annual Meeting of Shareholders. You should read the entire Proxy Statement carefully before voting.

Shareholder Voting Matters and Recommendations

Item	Board Recommends	Reasons for Recommendation	More Information
1. Election of ten directors	Yes ✓	The Board believes the ten Board candidates possess the skills, experience, and diversity to provide strong oversight for the Company's long-term strategy and operations	Page S-1 and Page 62
2. Non-Binding "Say-on-Pay" Vote Approving Executive Compensation	Yes ✓	Our executive compensation programs demonstrate our pay-for-performance philosophy, and reflect the input of shareholders	Page 64
3. Ratification of Appointment of Independent Registered Public Accounting Firm	Yes ✓	Based on its assessment of KPMG's qualifications and performance, the Audit Committee believes the retention of KPMG for fiscal year 2018 is in the best interests of the Company	Page 65

Director Nominees for Election at the 2018 Annual Meeting

Name	Age	Director Since	Position	Independent	Audit Committee	Compensation Committee	Nominating and Governance Committee	Other Current Public Boards [1]
Current Directors Who Are Nominees Standing for Re-Election								
Hugo Bagué	57	2011	Former Group Executive, Organisational Resources, Rio Tinto plc	Yes	—	Yes	Yes	—
Samuel A. Di Piazza, Jr.	67	2015	Retired Global Chief Executive Officer, Pricewaterhouse Coopers International Ltd.	Yes	—	Yes	Yes	3
Dame DeAnne Julius	69	2008	Chairman, University College London	Yes	—	Yes	Yes	—
Ming Lu	60	2009	Partner, KKR & Co., L.P.	Yes	—	Chairman	Yes	—
Bridget Macaskill	69	2016	Non-Executive Chairman, First Eagle Holdings, Inc.	Yes	Yes	—	Yes	2
Martin H. Nesbitt	55	2011	Co-Chief Executive Officer, The Vistria Group, LLC	Yes	Yes	—	Yes	2
Sheila A. Penrose	72	2002; Chairman Since 2005	Chairman of the Board, JLL	Yes	Yes	Yes	Chairman	1
Ann Marie Petach	57	2015	Retired Chief Financial Officer, BlackRock, Inc.	Yes	Chairman	—	Yes	—
Shailesh Rao	46	2013	Former Vice President for Asia Pacific, Latin America and Emerging Markets, Twitter, Inc.	Yes	—	Yes	Yes	—
Christian Ulbrich	51	2016	Chief Executive Officer and President, JLL	No	—	—	—	1

(1)   Reflects directors that are currently are, or at any other time during 2017 were, on boards of other publicly-traded entities. Additional information about other board service is described in the Proxy Statement under "Directors and Corporate Officers — Biographical Information; Composition of the Board of Directors."

2017 Business Highlights

We believe we remain well-positioned to take advantage of the opportunities in a consolidating industry and to navigate successfully the dynamic markets in which we compete worldwide. We are proud to be a preferred provider of global real estate services, an employer of choice, a consistent winner of industry awards, and a valued partner to the largest and most successful companies and institutions in the global marketplace.

Among its financial and operational highlights for 2017, JLL:

- **Generated revenue and fee revenue of $7.9 billion and $6.7 billion**, respectively, across our four business segments, representing increases of 17% and 16%, respectively, over 2016.

- **Maintained our investment-grade balance sheet for growth**, reflecting the Company's strong cash generation.

- **As of December 31, 2017, our investment grade credit rating** was BBB (Stable) with Standard & Poor's Ratings Services (**S&P**) and Baa1 (Stable) with Moody's Investors Service, Inc. (**Moody's**).

- As of December 31, 2017, our **LaSalle Investment Management business had assets under management of $58.1 billion**, a decrease of 3% from 2016, with $4.8 billion of net capital raised during 2016.

- Provided **corporate facility management services for 1.5 billion square feet** of clients' real estate, a 7% increase from 2016. Over the same period, the JLL Corporate Solutions business had **185 new business wins, 70 expansions of existing relationships, and 50 contract renewals.**

- **Completed five acquisitions** that expanded our capabilities and increased our presence in key regional markets including Australia, Germany, and Switzerland, as well as in the United States.

- Provided **capital markets services for $169.8 billion in client transactions**, a 25% increase from 2016, where the overall market was down 6% over the same period.

- **Completed approximately 17,700 agency leasing transactions** for landlord and tenant clients, a 54% decrease from 2016, representing **259 million square feet of space.**

Please refer to **Annex A** for a reconciliation of non-GAAP financial measures to our results as reported under generally accepted accounting principles in the United States.

Stock and Dividend Performance

Over the calendar year ended December 31, 2017, **the price of a share of our Common Stock increased 48%, which includes the reinvestment of dividends.** We paid total dividends of $0.72 per share, up from $0.64 the previous year, an increase of 13%.

Industry Recognition

During 2017, we continued to win numerous awards that reflected the quality of the services we provide to our clients, the integrity of our people, and our desirability as a place to work, including:

2017 Awards	
• For the second consecutive year, **member of the Dow Jones Sustainability Index** North America • For the tenth consecutive year, one of the **World's Most Ethical Companies**, the Ethisphere Institute • A **LinkedIn Top Company** for the second consecutive year • For the third consecutive year, one of the **100 Best Corporate Citizens in the United States** (#27), CR Magazine, and #1 in the Financial Services / Insurance /Real Estate sector (for second consecutive year) • 100 **Best Companies, Working Mother** • For the second consecutive year, **Top 60 Companies for Executive Women**, National Association for Female Executives	• For the second consecutive year, **America's most JUST company in the real estate industry**, Forbes' "JUST 100" list • For the ninth consecutive year, one of the **Global Outsourcing 100** - International Association of Outsourcing Professionals • World's **Most Admired Companies**, Fortune Magazine • For the third consecutive year, one of the **50 Out Front for Diversity Leadership: Best Places for Women & Diverse Managers to Work,** Diversity MBA Magazine • For the fourth consecutive year, as having a **perfect score on the Human Rights Campaign Foundation's Corporate Equality Index,** a national benchmarking survey on corporate policies and practices related to LGBT workplace equality • For the sixth consecutive year, **Energy Star Sustained Excellence Award** by the U.S. Environmental Protection Agency

Financial Performance

The following table presents key financial data for each of the last three fiscal years, all as of each year end.

($ in millions, except per share data)	2015	2016	2017
Revenue	$5,966	$6,804	**$7,932**
Total operating expenses	5,436	6,363	**7,396**
Operating income	530	441	**537**
Net income available to common shareholders	438	318	**254**
Diluted earnings per common share	9.65	6.98	**5.55**
EBITDA [1]	707	613	**745**
Total Assets	6,187	7,629	**8,015**
Total Debt [2]	561	1,268	**753**
Total Liabilities	3,458	4,808	**4,729**
Total Shareholders' Equity	2,689	2,790	**3,243**
Cash Dividends Paid	26	29	**33**

The above information is qualified in its entirety by the more detailed and complete information in our Annual Report on Form 10-K for the year ended December 31, 2017. Please refer to *Annex A* for a reconciliation of non-GAAP financial measures to our results as reported under generally accepted accounting principles in the United States.

(1)   We define EBITDA attributable to common shareholders (***EBITDA***) as Net income attributable to common shareholders before (i) Interest expense, net of interest income, (ii) Provision for income taxes, and (iii) Depreciation and amortization. Although EBITDA is a non-GAAP financial measure, it is used extensively by management in normal business operations to develop budgets and forecasts as well as measure and reward performance against those budgets and forecasts, exclusive of the impact from capital expenditures, reflected through depreciation expense, along with other components of our capital structure. EBITDA is believed to be useful to investors and other external stakeholders as a supplemental measure of performance and is used in the calculation of certain covenants related to our revolving credit facility. However, this measure should not be considered an alternative to net income determined in accordance with U.S. generally accepted accounting principles (***U.S. GAAP***). Any measure that eliminates components of a company's capital and investment structure as well as costs associated with operations has limitations as a performance measure. In light of these limitations, management also considers results determined in accordance with U.S. GAAP and does not solely rely on EBITDA. Because EBITDA is not calculated under U.S. GAAP, it may not be comparable to similarly titled measures used by other companies.

(2)   Total Debt includes long-term borrowings under the Facility and Long-term senior notes (net of debt issuance costs for 2015, 2016, and 2017) and Short-term borrowings, primarily local overdraft facilities.

Corporate Governance

Our mission as an organization is to deliver exceptional strategic, fully-integrated services, best practices, and innovative solutions for real estate owners, occupiers, investors, and developers worldwide. In order to achieve our mission, we realize we must establish and maintain an enterprise that will sustain itself over the long-term for the benefit of all of its stakeholders — clients, shareholders, employees, suppliers, and communities, among others. Accordingly, we have committed ourselves to effective corporate governance that reflects best practices and the highest level of business ethics. To that end, and as the result of our shareholder engagement efforts, over the past years we have adopted the following significant corporate governance policies and practices:

Corporate Governance Policies and Practices		
Board Practices • **All Non-Executive Directors are Independent Directors** • Separate Non-Executive Chairman of the Board and Chief Executive Officer Roles • **Annual Board and Committee Self-Evaluation, Including by Outside Facilitator** • Highly Diverse Board (as to gender, ethnicity, and experience) • **Regular Evaluation of Director Compensation** • Significant Engagement with Employees, Senior Management and Clients at Board Meetings, Which Take Place Across our Major Offices Globally • **Annual Election of All Directors** • Directors Not "Over-Boarded" • **Two-Thirds of Board Stewardship Compensation is in Company Shares**	• No Perquisites to Board Members • **Board Orientation/Education Program** • Company Code of Business Ethics Applicable to Directors • **Majority Voting in Director Elections** • Related Party Transactions Policy Requiring Approval by the Nominating and Governance Committee of any Related Party Transactions • **Regular Succession Planning for Both Management and Board** • Stewardship Compensation Program for Directors, with No Separate Meeting Fees • **Independent Directors Meet Without Management Present at Each In-Person Meeting** *Shareholder Practices* • Adopted Proxy Access Right • **Active Shareholder Engagement**	• **Right of Shareholders Owning 30% of Outstanding Shares to Call a Special Meeting of Shareholders for any Purpose** • Annual Shareholder "Say-on-Pay" Vote for Executive Compensation *Other Best Practices* • **Annual Evaluation of Board Effectiveness by Senior Management** • Policy Against Pledging and Hedging Company Stock • **Disclosure Committee for Financial Reporting** • Increasingly Sophisticated Integrated Reporting and Corporate Sustainability Reporting • **Corporate Compliance Program** • Company Makes Negligible Political Contributions

Objectives of Executive Compensation

The principal objectives of the Compensation Committee of our Board of Directors are to (1) align the compensation of each member of the Global Executive Board, our senior-most management group, and the Company's short-term and long-term performance with shareholder interests, (2) provide incentives for driving and meeting the Company's strategic goals, and (3) help attract and retain the leaders who will be crucial to the Company's long-term success and ultimate sustainability.

We **do not provide any significant perquisites**. Our Board of Directors has decided that restricted stock grants made to our senior executives in 2013 and beyond under our long-term incentive compensation plans have a **"double trigger" in the case of a change in control** (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis).

Shareholder Engagement; Compensation Program Changes for 2018

At our 2017 annual meeting, 56% of shares cast voted in favor of our advisory vote on executive compensation (*Say-on-Pay*). This was a significant departure from the strong support we have received from shareholders in 2016 (94.3% of votes cast) and in previous years. The 2017 results occurred even though the design of our incentive programs remained consistent year-over-year.

Based on the vote results, we conducted extensive engagement with our largest shareholders to understand their specific concerns. Beginning shortly after the 2017 vote, management solicited 23 out of our largest 25 shareholders (representing 60% of our outstanding shares) and ultimately engaged with 13 shareholders (representing 42% of our outstanding shares).

Our discussions with shareholders were mostly prospective in nature, focusing on potential changes to the current incentive plans which are effective beginning with the compensation plans for 2018. For a more detailed discussion of the topics we heard in meetings with shareholders and our responses to the concerns raised, please refer to page 31 in our Compensation Discussion & Analysis.

TABLE OF CONTENTS

JLL

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL MEETING

Q: *Why am I receiving these materials?*

A: The Board is providing these proxy materials to you in connection with our 2018 Annual Meeting of Shareholders (including any adjournments or postponements, the *Annual Meeting*). **The Annual Meeting will take place at 1:00 p.m. local time, on Wednesday, May 30, 2018, at the JLL office located in Washington, D.C**. We first released this proxy statement *(Proxy Statement)* to our shareholders on or about April 19, 2018.

As one of our shareholders of record on the Record Date, **you are invited to attend the Annual Meeting**. You are also entitled to vote on each of the matters we describe in this Proxy Statement.

A **proxy is the legal designation you give to another person** to vote the shares of stock you own. If you designate someone as your proxy in a written document, that document is called a proxy card. We have designated two of our officers as proxies for our Annual Meeting: Christian Ulbrich and Mark J. Ohringer. We are asking you to designate each of them separately as a proxy to vote your shares on your behalf.

Q: *Why is JLL making these materials available over the Internet rather than mailing them?*

A: Under the "Notice and Access Rule" that the United States Securities and Exchange Commission (the *SEC*) has adopted, we may furnish proxy materials to our shareholders on the Internet rather than mailing printed copies of those materials to each shareholder. This helps us meet our **sustainability goals** and it will save significant postage, printing, and processing costs. If you received a Notice Regarding the Availability of Proxy Materials (*Notice of Internet Availability*) by mail, you will not receive a printed copy of our proxy materials unless you specifically request one. Instead, the Notice of Internet Availability will instruct you about how to (1) access and review our proxy materials on the Internet and (2) access your proxy card to vote on the Internet or by telephone.

We anticipate that we will mail the Notice of Internet Availability to our shareholders on or about April 19, 2018.

Q: *How can I have printed copies of the proxy materials mailed to me?*

A: If you received a Notice of Internet Availability by mail and you would prefer to receive a printed copy of our proxy materials, including a paper proxy card, please **follow the instructions** included in the Notice of Internet Availability.

Q: *What information does this Proxy Statement contain?*

A: The information in this Proxy Statement includes the **proposals** on which our shareholders will vote at the Annual Meeting, the **voting process**, the compensation of our directors and certain executive officers, corporate governance, and certain other required information. It includes the information about JLL that we are required to disclose as the basis for your decision about how to vote on each proposal.

Q: *What other information are you furnishing with this Proxy Statement?*

A: Our **2017 Annual Report**, which includes our annual report on Form 10-K for the year ended December 31, 2017, has been made available on the Internet to all shareholders entitled to vote at the Annual Meeting and who received the Notice of Internet Availability. You may also view our 2017 Annual Report and this Proxy Statement at *www.jll.com* in the "Investor Relations" section.

You may **obtain a paper copy of our 2017 Annual Report and this Proxy Statement without charge** by writing the JLL Investor Relations Department at the address of our principal executive office, 200 East Randolph Drive, Chicago, Illinois 60601, or by emailing JLLInvestorRelations@jll.com.

Q: What items of business will be voted on at the Annual Meeting?

A: The three items of business scheduled to be voted on at the Annual Meeting are:

- *Proposal 1:* The election of ten Directors to serve one-year terms until the 2019 Annual Meeting of Shareholders;

- *Proposal 2:* Approval, by non-binding advisory vote, of executive compensation (*say-on-pay*); and

- *Proposal 3:* Ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2018.

Q: How does the Board recommend that I vote?

A: Our Board recommends that you vote your shares as follows:

- **FOR** each of the ten Director nominees to the Board;

- **FOR** the non-binding advisory say-on-pay vote approving executive compensation; and

- **FOR** the ratification of the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2018.

Q: What shares may I vote?

A: Only shareholders of record of JLL's Common Stock (**NYSE: JLL**), $0.01 par value per share (the ***Common Stock***), at the close of business on Thursday, March 15, 2018 (the ***Record Date***), are entitled to notice of, and to vote at, the Annual Meeting. Each share of Common Stock is entitled to one vote on all matters voted upon by shareholders and is entitled to vote for as many persons as there are Directors to be elected. Based on the information we have received from Computershare, our transfer agent and stock registrar, there were 45,490,355 voting shares of Common Stock outstanding on the Record Date. The shares of our Common Stock are held in approximately 357 registered accounts. According to Broadridge Investor Communications, those registered accounts represent approximately 52,475 beneficial owners (which we believe includes the number of individual holders in certain reported mutual funds that hold our shares).

Q: What is the difference between holding shares as a shareholder of record and as a beneficial owner?

A: Most JLL shareholders hold their shares through a broker or other nominee rather than directly in their own names. There are some distinctions between (1) shares you hold of record in your own name and (2) those you own beneficially through a broker or nominee, as follows:

Shareholder of Record

If your shares are registered directly in your name with JLL's transfer agent and stock registrar, Computershare, then with respect to those shares we consider you to be the shareholder of record. As a shareholder of record, you have the right to grant your voting proxy directly to the Company or to vote in person at the Annual Meeting.

Beneficial Owner

If you hold shares in a brokerage account or by a trustee or another nominee, then we consider you to be the beneficial owner of shares held "in street name," and we are furnishing these proxy materials to you through your broker, trustee, or nominee. As the beneficial owner, you have the right to direct your broker, trustee, or nominee how to vote and we are also inviting you to attend the Annual Meeting.

Since a beneficial owner is not the shareholder of record, you may not vote these shares in person at the Annual Meeting unless you obtain a "legal proxy" from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares at the Annual Meeting. Your broker, trustee, or nominee has enclosed or provided instructions to you on how to vote your shares.

Q: How can I attend the Annual Meeting?

A: **You are entitled to attend the Annual Meeting only if you were a JLL shareholder as of the close of business on Thursday, March 15, 2018 or you hold a valid proxy for the Annual Meeting.** You should be prepared to present a photo identification for admittance. In addition, if you are a shareholder of record, we will verify your name against the list of shareholders of record on the Record Date prior to admitting you to the Annual Meeting. If you are not a shareholder of record but hold shares through a broker, trustee, or nominee (in street name), you should provide proof of beneficial ownership on the Record Date, such as your most recent account statement prior to March 15, 2018, a copy of the voting instruction card furnished to you, or other similar evidence of ownership. If you do not provide photo identification or comply with the other procedures outlined above upon request, we will not admit you to the Annual Meeting.

Q: How can I vote my shares in person at the Annual Meeting?

A: **You may vote in person at the Annual Meeting those shares you hold in your name as the shareholder of record.** You may vote in person at the Annual Meeting shares you hold beneficially in street name only if you obtain a legal proxy from the broker, trustee, or nominee that holds your shares, giving you the right to vote the shares. Even if you plan to attend the Annual Meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the Annual Meeting.

Q: How can I vote my shares without attending the Annual Meeting?

A: Whether you hold shares directly as the shareholder of record or beneficially in street name, you may direct how your shares are voted without attending the Annual Meeting. S**hareholders may deliver their proxies either**:

- Electronically over the **Internet** at *www.proxyvote.com*;
- By **telephone** (please see your proxy card for instructions); or
- By requesting, completing, and submitting a **properly signed paper proxy card** as outlined in the Notice of Internet Availability.

Q: May I change my vote or revoke my proxy?

A: You may **change your vote at any time prior to the vote at the Annual Meeting**. If you are the shareholder of record, you may change your vote by:

- Granting a new proxy bearing a later date (which automatically revokes the earlier proxy);
- Providing a written notice of revocation prior to your shares being voted; or
- Attending the Annual Meeting and voting in person.

A written notice of revocation must be sent to our Corporate Secretary at the address of our principal executive office, which we provide above. Attendance at the Annual Meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote (1) by submitting new voting instructions to your broker, trustee, or nominee or (2) if you have obtained a legal proxy from your broker, trustee, or nominee giving you the right to vote your shares, by attending the Annual Meeting and voting in person.

Q: Who can help answer my questions?

A: If you have any questions about the Annual Meeting or how to vote or revoke your proxy, please **contact Broadridge Investor Communications at +1.631.254.7400**.

If you need additional copies of this Proxy Statement or voting materials, please contact Broadridge Investor Communications at the number above or the **JLL Investor Relations team at JLLInvestorRelations@jll.com**.

Q: How many shares must be present or represented to conduct business at the Annual Meeting?

A: The quorum requirement for holding the Annual Meeting and transacting business is that **holders of a majority of shares of our Common Stock that are issued and outstanding** and are entitled to vote must be present in person or represented by proxy.

Q: What is the voting requirement to approve each of the proposals?

A: The Company has established a **majority-vote standard** for the election of Directors. Accordingly, in order to be elected, each Director must receive at least a majority of the votes cast for him or her by holders of Common Stock entitled to vote at the Annual Meeting. There is no cumulative voting for Directors.

Although the advisory vote on executive compensation is non-binding, our Board will review the result of the vote and, consistent with our philosophy of shareholder engagement, will take it into account in making a determination concerning executive compensation in the future.

The affirmative vote of a majority of the total number of votes cast by holders of Common Stock entitled to vote at the Annual Meeting will be necessary to ratify the **appointment of KPMG LLP** as our independent registered public accounting firm for 2018.

Q: *How are votes counted?*

A: For the **purpose of determining whether a quorum is present** at the Annual Meeting, we will count shares of Common Stock represented in person or by properly executed proxy. We will treat shares which abstain from voting as to a particular matter and broker non-votes (defined below) as shares that are present at the Annual Meeting for purposes of determining whether a quorum exists, but we will not count them as votes cast on such matter.

Accordingly, abstentions and broker non-votes will have no effect in determining whether Director nominees have received the requisite number of affirmative votes.

Abstentions and broker non-votes will also have no effect on (1) the voting with respect to the approval of the non-binding vote on executive compensation or (2) the ratification of the appointment of KPMG LLP.

Brokers holding shares of stock for beneficial owners have the authority to vote on certain **"routine"** matters, in their discretion, in the event they have not received instructions from the beneficial owners. However, when a proposal is not a "routine" matter and a broker has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the broker may not vote the shares for that proposal.

A **"broker non-vote"** occurs when a broker holding shares for a beneficial owner signs and returns a proxy with respect to those shares of stock held in a fiduciary capacity, but does not vote on a particular matter because the broker does not have discretionary voting power with respect to that matter and has not received instructions from the beneficial owner.

Q: *What happens if I sign but do not give specific voting instructions on my proxy?*

A: If you hold shares in your own name and you **submit a proxy without giving specific voting instructions**, the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement.

If you hold shares through a broker, trustee or other nominee and do not provide your broker with specific voting instructions, under the rules that govern brokers in such circumstances, **your broker will *not* have the authority to exercise discretion** to vote your shares with respect to Proposal 1 (**election of Directors**) or Proposal 2 (**say-on-pay**).

Q: *What happens if a Director does not receive a majority of the votes cast for him or her?*

A: Under our By-Laws, **if a Director does not receive the vote of at least the majority of the votes cast**, that Director will promptly tender his or her resignation to the Board. Our Nominating and Governance Committee will then make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board is required to take action with respect to the resignation, and publicly disclose its rationale, within 90 days from the date of the certification of the election results. If a resignation is not accepted by the Board, the Director will continue to serve until the next Annual Meeting and until his or her successor is duly elected, or his or her earlier resignation or removal. We provide additional details about our majority voting procedures under "Corporate Governance Principles and Board Matters" below.

Q: *What is householding?*

A: As permitted by the Securities and Exchange Act of 1934 (as amended, the *Exchange Act*), only one copy of this Proxy Statement is being delivered to shareholders residing at the same address, unless the shareholders have notified the Company of their desire to receive multiple copies of the Proxy Statement. This is known as "householding." The Company will promptly deliver, upon oral or written request, a separate copy of the Proxy Statement to any shareholder residing at an address to which only one copy was mailed. Requests for additional copies for the current year or future years should be directed to our Corporate Secretary at the address of our principal executive office, which we provide above. Shareholders of record residing at the same address and currently receiving multiple copies of the Proxy Statement may contact our registrar and transfer agent, Computershare, to request that only a single copy of the Proxy Statement be mailed in the future. You may contact Computershare by phone at +1.866.210.8055 or by mail at 462 South Fourth Street, Louisville, Kentucky 40202. Beneficial owners should contact their bank, broker, or other nominee.

Q: *What should I do if I receive more than one set of voting materials?*

A: There are circumstances under which you may receive more than one Notice of Internet Availability. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a shareholder of record and your shares are registered in more than one name, you will receive more than one Notice. Please **vote each different proxy you receive**, since each one represents different shares that you own.

Q: *Where can I find the voting results of the Annual Meeting?*

A: We intend to announce **preliminary voting results** at the Annual Meeting and then **disclose the final results** in a Form 8-K filing with the Securities and Exchange Commission (**SEC**) within four business days after the date of the Annual Meeting.

Q: *What is the deadline to propose actions for consideration at next year's Annual Meeting of Shareholders or to nominate individuals to serve as Directors?*

A: Shareholder proposals intended to be presented at the 2019 Annual Meeting and included in JLL's Proxy Statement and form of proxy relating to that Annual Meeting pursuant to Rule 14a-8 under the Exchange Act must be received by JLL at our principal executive office by **December 22, 2018.**

Our By-Laws require that proposals of shareholders made outside of Rule 14a-8 under the Exchange Act must be submitted to our Corporate Secretary at our principal executive office **not later than March 2, 2019 and not earlier than January 31, 2019.** In addition, any shareholder intending to nominate a candidate for election to the Board at the 2019 Annual Meeting must give timely written notice to our Corporate Secretary at our principal executive office **not later than March 2, 2019 and not earlier than January 31, 2019.**

Shareholders may, subject to and in accordance with our By-Laws, recommend director candidates for consideration by the Nominating and Governance Committee. The recommendation must be delivered to our Corporate Secretary, who will forward the recommendation to the Nominating and Governance Committee for consideration.

Under certain circumstances, shareholders may also submit nominations for directors for inclusion in our proxy materials by complying with the requirements in our By-Laws. We provide more information regarding proxy access under "H**ow Do I Nominate a Director Using the Company's Proxy Materials?**" below.

Q: *How do I nominate a director using the Company's proxy materials?*

A: In March 2018, our Board adopted a "**Proxy Access for Director Nominations**" bylaw after engaging with a number of our shareholders. The proxy access bylaw **permits a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding common stock continuously for at least three years as of the date of the notice of nomination, to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater),** provided that the shareholder and nominee satisfy the requirements under Article III, Section 15 of the By-Laws. Pursuant to our By-Laws, to be timely for inclusion in the proxy materials for the 2019 Annual Meeting of Shareholders, we must receive a shareholder's notice to nominate a director using the Company's proxy materials by no later than December 22, 2018 and no earlier than November 22, 2018. Such notice should be addressed to the Corporate Secretary at our principal executive office and contain the information required by our By-Laws under Article III, Section 15.

DIRECTORS AND CORPORATE OFFICERS

Biographical Information; Composition of the Board of Directors

We provide below biographical summaries for each of:

- **Our nine current Non-Executive Directors standing for re-election;**
- **One current Director standing for re-election who is a Corporate Officer; and**
- **Our additional Corporate Officers.**

Director Qualifications

In the case of each Director who is a nominee for election at the 2018 Annual Meeting, we also provide below under "Three Proposals To Be Voted Upon At The Annual Meeting — Proposal 1" a separate Qualifications Statement indicating those specific qualifications, attributes, and skills that support his or her membership on our Board of Directors.

Current Board Composition and Nominees for Election

Our Board currently consists of the following 10 members:

Hugo Bagué	***Bridget Macaskill***	***Ann Marie Petach***
Samuel A. Di Piazza, Jr.	***Martin H. Nesbitt***	***Shailesh Rao***
Dame DeAnne Julius	***Sheila A. Penrose***	***Christian Ulbrich***
Ming Lu		

All of the above Directors served for all of 2017 and through the date of this Proxy Statement. All of the above Directors are nominees for election.

Changes in Corporate Officer Positions

Richard Bloxam was named Global CEO Capital Markets effective January 1, 2017.

Allan Frazier was named the Chief Information Officer effective September 1, 2017 upon the departure of David Johnson.

Judith I. Tempelman was named the Global Head of Corporate Development effective November 30, 2016.

Current Non-Executive Directors Standing for Re-Election

Hugo Bagué Mr. Bagué, 57, has been a Director of JLL since March 2011. He is a nominee standing for election to our Board at the 2018 Annual Meeting. From 2007 until April 2017, Mr. Bagué was Group Executive for Rio Tinto Organisational Resources with overall responsibility for Human Resources, Health, Safety, Environment and Communities, External Affairs, Media Relations, Corporate Communications, Procurement, Information Systems and Technology, Shared Services, and Group Property. Headquartered in the United Kingdom, Rio Tinto plc is a leading international mining and metals group that employs 60,000 people worldwide in over forty countries. Mr. Bagué was previously the global vice president of Human Resources for the Technology Solutions Group of Hewlett Packard Corporation, based in Palo Alto, California. Prior to that he worked for Compaq Computer, Nortel Networks, and Abbott Laboratories, based out of Switzerland, France, and Germany, respectively. He received a degree in linguistics and post graduate qualifications in Human Resources and Marketing from the University of Ghent in Belgium.

Samuel A. Di Piazza, Jr. Mr. Di Piazza, 67, has been a Director of JLL since May 2015. He is a nominee standing for election to our Board at the 2018 Annual Meeting. Mr. Di Piazza retired as Global Chief Executive Office of PricewaterhouseCoopers International Ltd. in September 2009 after eight years of leading the largest professional services firm in the world. Over his thirty-six year career at PwC, he led the US Firm as Chairman and Senior Partner, the Americas Tax Practice and was a member of the Global Leadership Team. After retiring from PwC, Mr. Di Piazza joined Citigroup, Inc., where he served as Vice Chairman of the Global Corporate and Investment Bank from 2011 until February 2014. Mr. Di Piazza currently serves on the Board of Directors of AT&T, Inc., having previously served as a Director of DirecTV, Inc. prior to its acquisition during 2015 by AT&T, as well as ProAssurance, Inc., a property and casualty insurance company, and Regions Financial Corporation, a bank and financial services company. He currently serves as the Chair of the Board of Trustees of Mayo Clinic. He is a member of the Executive Committee

of St. Patrick's Cathedral in New York City and The Inner City Scholarship Fund of New York City. He is a Trustee of the USA Foundation Board of the World Economic Forum and a member of the Executive Committee of the National September 11th Memorial and Museum. Mr. Di Piazza has served as a Trustee of the International Financial Reporting Standards Foundation, and is past Chairman of the Geneva-based World Business Council on Sustainable Development, The Conference Board, Inc., Junior Achievement Worldwide, and the Financial Accounting Foundation, the oversight body of the FASB. Mr. Di Piazza received a B.S. in accounting from the University of Alabama and an M.S. from the University of Houston. Mr. Di Piazza is the co-author of *Building Public Trust: The Future of Corporate Reporting.*

Dame DeAnne Julius   Dame DeAnne, 69, has been a Director of JLL since November 2008. She is a nominee standing for election to our Board at the 2018 Annual Meeting. Dame DeAnne currently serves as an independent non-executive member of the board of directors of the University College London, one of the world's leading universities, where she also serves as Chairman, and as an independent non-executive board member of the ICE Benchmark Administration, a wholly owned subsidiary of Intercontinental Exchange. Dame DeAnne was the Chairman of the Royal Institute of International Affairs, also known as Chatham House, from 2003 through 2012. Founded in 1920 and based in London, Chatham House is a world-leading source of independent analysis, informed debate and influential ideas on how to build a prosperous and secure world. From 1997 to 2001, Dame DeAnne served as a founding member of the Monetary Policy Committee of the Bank of England. Prior to that, she held a number of positions in the private sector, including Chief Economist at each of British Airways PLC and Royal Dutch Shell PLC, and was Chairman of the British Airways Pension Investment Management. She has also served as a senior economic advisor at the World Bank and a consultant to the International Monetary Fund. She previously served as a non-executive member of the board of directors of Roche Holding AG, a global healthcare and pharmaceutical firm, BP PLC, one of the world's largest energy companies, and the board of partners of Deloitte UK, a firm providing audit, consulting, financial advisory, risk management, and tax services. Dame DeAnne has a B.S. in Economics from Iowa State University and a Ph.D. in Economics from the University of California. In January 2013, Dame DeAnne was knighted by The Queen of the United Kingdom for her services to international relations.

Ming Lu   Mr. Lu, 60, has been a Director of JLL since May 2009. He is a nominee standing for election to our Board at the 2018 Annual Meeting. Mr. Lu is a partner of KKR & Co., LP, a leading global alternative asset manager sponsoring and managing funds that make investments in private equity, fixed income and other assets in North America, Europe, Asia, and the Middle East. Mr. Lu joined KKR in 2006, and in 2018, was named Head of its Asia operation. In connection with his KKR position, Mr. Lu is a member of the board of directors of three of KKR's portfolio companies, including MMI Group, a precision engineering company based in Singapore that provides components to the hard disc, oil and gas, and aerospace industries; Weststar Aviation Service Sdn Bhd, a helicopter transportation service provider to offshore oil and gas companies, and Goodpack Limited, a leader in steel intermediate bulk containers, a multi-modal, reusable metal box system that provides packaging, transportation and storage for global core industries. Prior to joining KKR, Mr. Lu was a Partner at CCMP Capital Asia Pte Ltd (formerly JP Morgan Partners Asia Pte Ltd), a leading private equity fund focusing on investments in Asia, from 1999 to 2006. Before that, he held senior positions at Lucas Varity, a leading global automotive component supplier, Kraft Foods International, Inc. and CITIC, the largest direct investment firm in China. Mr. Lu received a B.A. in economics from Wuhan University of Hydro Electrical Engineering in China and an M.B.A. from the University of Leuven in Belgium.

Bridget Macaskill   Ms. Macaskill, 69, has been a director since she was appointed effective July 1, 2016. She is a nominee standing for election to our Board at the 2018 Annual Meeting. Ms. Macaskill is the non-executive chairman of First Eagle Holdings, Inc. and serves as senior adviser to First Eagle Investment Management and to its CEO. She was formerly President and Chief Executive Officer of First Eagle, which she joined in 2009. Prior to joining First Eagle, Ms. Macaskill served as Chief Operating Officer, President, Chief Executive Officer, and Chairman of Oppenheimer Funds, Inc., where she is recognized for creating the Oppenheimer Funds' Women & Investing program, dedicated to educating American women about the need to take charge of their personal finances. Ms. Macaskill has served on a number of public company and not-for-profit boards and is currently on the boards of Jupiter Fund Management plc., merchant banking firm Close Brothers plc., and the TIAA-CREF mutual funds. A native of the United Kingdom, Ms. Macaskill earned a B.Sc. in Psychology from the University of Edinburgh and completed post graduate studies at the Edinburgh College of Commerce.

Martin H. Nesbitt   Mr. Nesbitt, 55, has been a Director of JLL since March 2011. He is a nominee standing for election to our Board at the 2018 Annual Meeting. In January 2013, Mr. Nesbitt became the Co-Chief Executive Officer of The Vistria Group, LLC, a private-equity investment firm. From 2000 until then, Mr. Nesbitt served as President and CEO of PRG Parking Management (known as The Parking Spot), a Chicago-based owner and operator of off-airport parking facilities that he conceived and co-founded in August 2000. Prior to launching The Parking Spot, he was an officer of the Pritzker Realty Group, L.P., the real estate group for Pritzker family interests. Before that, Mr. Nesbitt was a Vice President and Investment Manager at LaSalle Partners, one of the predecessor corporations to JLL. He is a member of the board of directors of Norfolk Southern Corporation, one of the premier rail transportation companies in the United States, and American Airlines Group, the holding company for American Airlines. Mr. Nesbitt is also a Trustee of Chicago's Museum of Contemporary Art. He is the Treasurer for Organizing for America, the successor organization to Obama for America, a project of the Democratic National Committee, and is also the Chairman of the Barack Obama Foundation, the foundation created in January 2014 to establish the Barack Obama Presidential Library and Museum, among other things. He has previously been a member of the board of directors of the Pebblebrook Hotel Trust, a real estate investment trust and a member of The University of Chicago Laboratory School Board. Mr. Nesbitt has an M.B.A. from the University of Chicago and both a Bachelor's degree and an honorary doctorate degree from Albion College, Albion, Michigan.

Sheila A. Penrose   Ms. Penrose, 72, has been a Director of JLL since May 2002 and has been the Chairman of the Board since January 1, 2005. She is a nominee standing for election to our Board at the 2018 Annual Meeting. Ms. Penrose served as an Executive Advisor to The Boston Consulting Group from January 2001 to December 2007. In September 2000, Ms. Penrose retired from Northern Trust Corporation, a bank holding company and a global provider of personal and institutional financial services, after more than 23 years of service. While at Northern Trust, Ms. Penrose served as President of Corporate and Institutional Services and as a member of the Management Committee. Ms. Penrose is a member of the board of directors of McDonald's Corporation, the world's leading foodservice retailer. Ms. Penrose previously served on the board of directors of eFunds Corporation, a provider of integrated information and payment solutions, Nalco Chemical Corp., a specialty chemicals provider, and Entrust Datacard Group, a supplier of systems for secure identity and secure transaction solutions. Ms. Penrose serves on both the steering committee of the Community of Chairmen and the advisory board of the Education, Gender and Work initiative of the World Economic Forum, on the board of the Chicago Council on Global Affairs, and as a founding member of the US 30% Club. Ms. Penrose received a Bachelor's degree from the University of Birmingham in England and a Master's degree from the London School of Economics. She also attended the Executive Program of the Stanford Graduate School of Business. In 2010, Ms. Penrose was inducted into the Chicago Business Hall of Fame and in 2014 was named a finalist for Chairman of the Year by NYSE Governance Services.

Ann Marie Petach   Ms. Petach, 57, has been a Director of JLL since May 2015. She is a nominee standing for election to our Board at the 2018 Annual Meeting. From 2007 until 2014, Ms. Petach was a senior leader at BlackRock, Inc., the world's largest investment management firm managing over $4.6 trillion of assets on behalf of governments, companies, foundations, and millions of individuals globally. Most recently, Ms. Petach was the co-head of US Client Solutions and prior to that she was the Chief Financial Officer of BlackRock. Beginning in 2017, she became an advisor at Google, Inc., working on special projects. Prior to joining BlackRock in 2007, Ms. Petach was Vice President, Treasurer at Ford Motor Company, where she worked for the firm in the US, Europe, and South America over a period of 23 years. Ms. Petach is currently a member of the board of directors of certain of BlackRock's affiliated companies, and she is a trustee, secretary, and treasurer of the Financial Accounting Foundation. Ms. Petach earned a B.A. degree in business and Spanish from Muhlenberg College in 1982 and a MSIA degree from Carnegie Mellon University in 1984.

Shailesh Rao   Mr. Rao, 46, has been a Director of JLL since September 2013. He is a nominee standing for election to our Board at the 2018 Annual Meeting. From 2012 until July 2016, Mr. Rao was the Vice President for Asia Pacific, Latin America and Emerging Markets at Twitter, Inc., the global on-line social networking service. Before joining Twitter, Mr. Rao served for seven years in a number of roles, including Managing Director for India at Google Inc., the global technology company focused on search, operating systems, and platforms. Mr. Rao earned the prestigious Google Founder's Award for his role in the development of Google Maps and Google Earth. He also played a leadership role in the growth of Google's YouTube business globally as Vice President for the YouTube and Display businesses across Asia Pacific. Mr. Rao has dual undergraduate degrees in Economics from The Wharton School and History from the University of Pennsylvania and an M.B.A. from the Kellogg School of Management.

Current Director Standing for Re-Election Who Is Also a Corporate Officer

Christian Ulbrich   Mr. Ulbrich, 51, has been the Chief Executive Officer and President of JLL since October 2016. He is the Chairman of our Global Executive Board. From June 2016 through September 2016, Mr. Ulbrich was President of JLL, having previously served as the Chief Executive Officer for our Europe, Middle East, and Africa business segment since January 2009. Mr. Ulbrich was first elected to our Board at the 2016 Annual Meeting of Shareholders. He is a nominee standing for election to our Board at the 2018 Annual Meeting. From April 2005 through December 2008, he was the Managing Director of JLL's German business. Prior to that, Mr. Ulbrich was the Chief Executive Officer of the HIH group of companies headquartered in Hamburg, Germany and part of M.M. Warburg Bank. For the ten years prior to that, he held various positions within German and international banks. Mr. Ulbrich is a member of the board of directors of Vonovia SE, Germany's largest residential real estate company. He has a Diplom Kaufmann degree in Business Administration from the University of Hamburg.

Additional Corporate Officers

Richard Bloxam   Mr. Bloxam, 46, has been Global Chief Executive Officer Capital Markets of JLL since October 2016. He is a member of our Global Executive Board. Mr. Bloxam was formerly the head of Capital Markets for JLL in EMEA from 2012. Prior to that, Mr. Bloxam served in various capacities for JLL, including Head of Pan European Capital Markets, Head of Retail

Capital Markets Central & Eastern Europe (Austria), and Head of Retail in Hungary. Mr. Bloxam holds a BSc from the University of Exeter, a post graduate diploma from SouthBank University in Estate Management and is a Member of the Royal Institution of Chartered Surveyors.

Louis F. Bowers   Mr. Bowers, 35, has been the Global Controller and Principal Accounting Officer of JLL since August 2015. He previously served as Director of Accounting Policy of the Company from September 2014. Prior to that, Mr. Bowers served in various positions, including Vice President and Controller at Retail Properties of America, Inc. from June 2011 to September 2014, and Manager — Audit, Real Estate at KPMG LLP from September 2005 to June 2011. Mr. Bowers is a Certified Public Accountant and holds a B.S. in Accountancy from the University of Illinois at Urbana-Champaign.

Grace T. Chang   Ms. Chang, 45, has been the Managing Director of Global Corporate Finance and Investor Relations of JLL since November 2015. Prior to joining JLL, she served as Managing Director at GE Capital Real Estate both in the United States and Asia from 2005 through 2014 where she held key commercial leadership roles, leading the development and growth of the Asia investment management business and prior to that, business development and global commercial market strategy for real estate investments. During the period between 1995 and 2005, she served in finance positions of increasing responsibility within the GE and GE Capital units in the United States and Asia Pacific including CFO, financial planning and analysis, corporate mergers, and acquisition integration. Ms. Chang has a B.A. in Economics from the University of California, Berkeley.

Anthony Couse   Mr. Couse, 52, has been the Chief Executive Officer for our Asia Pacific business since June 2016. He is a member of our Global Executive Board. Mr. Couse was previously the Managing Director of our Shanghai and East China business from January 2006. Prior to that, he was based in our Hong Kong business from 1993 where he held positions of increasing responsibility, including head of our Agency business for Asia. In 1989, Mr. Couse joined Jones Lang Wootton, one of the predecessor entities to JLL, based in the Company's London office. Mr. Couse graduated from the University of London with a Bachelor's Degree in Biology. He is also a Fellow of the Royal Institution of Chartered Surveyors.

Bryan J. Duncan   Mr. Duncan, 48, has been the Global Treasurer of JLL since August 2015. He previously served as Assistant Treasurer of the Company from September 2005. Prior to that, Mr. Duncan served in various positions within the Treasury Department of the Company from September 1999. Prior to joining the Company, Mr. Duncan served as Senior Manager — Investment Management Services and various other positions at KPMG LLP from September 1991. Mr. Duncan is a Certified Public Accountant and holds a B.S. in Accountancy from Illinois State University and an M.B.A. from the University of Chicago.

John Forrest   Mr. Forrest, 47, is the Global and Americas Chief Executive Officer for our Corporate Solutions business and Chairman of our Global Corporate Solutions Board. He is a member of our Global Executive Board. Mr. Forrest has spent his entire career with JLL, beginning as a management trainee in our Australia business and for more than twenty years has assumed roles of increasing responsibility in different locations globally, including within our corporate real estate services, tenant representation, property management, fund management, and workplace strategies businesses. Before re-locating to the United States for his current role, he was previously the Chief Executive Officer of our Corporate Solutions business in Asia Pacific. Mr. Forrest has a Bachelor's Degree in Land Economics from the University of Western Sydney and an M.B.A. from Macquarie University.

Allan Frazier   Mr. Frazier, 65, has been Global Chief Information Officer of JLL since September 1, 2017, and prior to that was Head of Data and Information Management and Chief Data Officer of JLL from January 2014. Prior to joining JLL, from March 2003 to January 2014, Mr. Frazier served in roles of increasing responsibility and ending as Executive Vice President and Global Head of Data and Information Management for HSBC Holdings plc, the global banking organization, and before then at other major financial institutions for which he developed and oversaw data management teams in most major markets across the Americas, Asia Pacific, and Europe/Middle East. Mr. Frazier has a Bachelor's degree in Quantitative Geography from The University of California at Berkeley and a Master's Degree in Economic Geography from San Francisco State University.

Guy Grainger   Mr. Grainger, 50, has been the Chief Executive Officer for our Europe, Middle East, and Africa business segment since June 2016. He is a member of our Global Executive Board. Mr. Grainger was previously the Chief Executive Officer of our UK business and prior to that the Lead Director of our UK Retail business. He joined JLL in 2008 following the acquisition of Churston Heard. Prior to that, Mr Grainger spent 25 years in the retail sector working with some of the largest retailers in the world. He holds a BSc (Hons) degree in Valuation and Estate Management from University of West England and is a member of the Royal Institution of Chartered Surveyors. He is also an alumnus of London Business School Senior Executive Programme.

Jeff A. Jacobson   Mr. Jacobson, 56, has been Chief Executive Officer of LaSalle Investment Management, JLL's investment management business segment, since January 2007. He is a member of our Global Executive Board. From 2000 through 2006, he was Regional Chief Executive Officer of LaSalle Investment Management's European operations. From 1998 to 2000, Mr. Jacobson was a Managing Director of Security Capital Group Incorporated. During the period between 1986 and 1998, he served in positions of increasing responsibility with LaSalle Partners, one of the predecessor corporations to JLL. Mr. Jacobson graduated from Stanford University, where he received an A.B. in Economics and an A.M. from its Food Research Institute.

James S. Jasionowski   Mr. Jasionowski, 59, has been Executive Vice President, Chief Tax Officer of JLL since January 2007. He was Executive Vice President, Director of Tax, from April 2002 to December 2006. From October 2001 to March 2002, he served as Managing Director within the Structured Finance Group of General Electric Capital Corporation. He also served as Executive Vice President and Director of Tax of Heller Financial, Inc., a commercial finance company, from September 1997 through December 2001, and as Vice President and Tax Counsel of Heller Financial from May 1993 through August 1997. Prior to that, he held a variety of positions within the tax practice of KPMG LLP from August 1985 through May 1993, ending as Senior Manager, Tax. He held a variety of positions with Jewel Companies, Inc., from June 1981 through July 1985. Mr. Jasionowski has a B.S. in Accountancy from Northern Illinois University, where he was also a University Scholar, and a J.D. from IIT Chicago Kent College of Law.

Christie B. Kelly   Ms. Kelly, 56, has been Executive Vice President and Chief Financial Officer of JLL since July 2013. She is a member of our Global Executive Board. Before joining JLL, from 2009 she served as the Chief Financial Officer of Duke Realty Corporation, a leading U.S. real estate investment trust specializing in the ownership, management, and development of bulk industrial facilities, medical office properties, and suburban office buildings. Prior to joining Duke Realty, Ms. Kelly served as Senior Vice President of the Global Real Estate Group at Lehman Brothers, the investment banking firm, from 2007 to 2009. She spent most of her early career at General Electric, holding a variety of finance and operational leadership roles in the United States, Europe, Asia, and globally for GE Real Estate, GE Capital, GE Corporate Audit and GE Medical Systems. During her time at GE, responsibilities included financial leadership in Europe and Asia, mergers and acquisitions, supply chain leadership, six sigma, and enterprise risk management. She is a member of the board of directors of Kite Realty and Park Hotels, and was previously a member of the board of directors of the National Bank of Indianapolis. Ms. Kelly is on the board of trustees of the Butler University Business School. Ms. Kelly has a B.A. in Economics from Bucknell University.

Patricia Maxson   Dr. Maxson, 59, has been Executive Vice President, Chief Human Resources Officer of JLL since March 2012. She is a member of our Global Executive Board. From December 2007 until she joined JLL, she served as Vice President, Human Resources for Merck Research Labs at Merck & Co., Inc. From 1988 to 2007, Dr. Maxson held a variety of positions at Rohm and Haas Co., a specialty chemical company, initially as a chemist in the research organization and moving into human resources in 1999. Immediately prior to joining Merck, she served as the Rohm and Haas Human Resources Director for Europe. Dr. Maxson has a B.S. in Chemistry from Michigan State University, a Ph.D. in Chemistry from the University of California, Berkeley, and an M.A. in Clinical Psychology from The Fielding Graduate Institute.

Gregory P. O'Brien   Mr. O'Brien, 56, has been the Chief Executive Officer for our Americas business segment since January 2014. He is a member of our Global Executive Board. Mr. O'Brien was previously the Chief Executive Officer of our Americas Markets Solutions business and prior to that the Chief Executive Officer of our Americas Brokerage business. He was the Chief Executive Officer of The Staubach Company prior to its merger with JLL in 2008. Mr. O'Brien earned an M.B.A. from Harvard Business School after graduating from Tufts University with a B.S. in Electrical Engineering.

Mark J. Ohringer   Mr. Ohringer, 59, has been Executive Vice President, Global General Counsel and Corporate Secretary of JLL since April 2003. From April 2002 through March 2003, he served as Senior Vice President, General Counsel and Secretary of Kemper Insurance Group, Inc., an insurance holding company. Prior to that, Mr. Ohringer served as General Counsel and Secretary of Heller Financial, Inc., a commercial finance company, from September 2000. He previously served as Chief Corporate Counsel and Deputy General Counsel of Heller Financial from March 1999 to September 2000 as well as other roles within the legal function from the time he joined in December 1993. Prior to joining Heller Financial, Mr. Ohringer was a Partner at the law firm of Winston & Strawn LLP. In 2012, he was named by Corporate Board Member as one of America's Top General Counsel and in 2011 by the Ethisphere Institute as one of the world's 100 Most Influential People in Business Ethics. Mr. Ohringer has a B.A. in Economics from Yale University and a J.D. from Stanford Law School.

Parikshat Suri   Mr. Suri, 50, has been Executive Vice President, Chief Audit Executive of JLL since September 2014. He was CFO of JLL India from May 2008 to August 2014. From January 2006 to May 2008, he served as the CFO of Citi Technology Services Ltd. Prior to that, he held a variety of roles with Motorola India Pvt. Ltd., from 1997 to 2005 ending as a financial controller in that company's GSM Network business in India. He also worked with ICI India Ltd. from 1994 to 1997. Mr. Suri has a Bachelor of Commerce degree from Panjab University. In 1992, he qualified as a Chartered Accountant in India and was ranked 50th in the country. Mr. Suri is a Certified Public Accountant (inactive).

Judith I. Tempelman   Ms. Tempelman, 40, has been Global Head of Corporate Development for JLL since November 2016. Previously, Ms. Tempelman was Chief Human Resources Officer for JLL in the Europe, Middle East and Africa region. Before that, she was based in the JLL Singapore office, where she was Asia Pacific Head of Organizational Development. Prior to joining JLL in 2010, Ms. Tempelman worked as a strategy consultant at Boston Consulting Group, advising global energy, financial services and consumer products companies on strategic and transformation matters. Earlier in her career, she held commercial roles at Royal Dutch Shell and Heineken NV. Ms. Tempelman has B.A. and M.A degrees in Organization & Management Science from the Free University of Amsterdam.

Section 16 Reporting Officers

We have designated the following current Corporate Officers as "Officers" for purposes of reporting under Section 16 of the Exchange Act:

Louis F. Bowers	Jeff A. Jacobson	Gregory P. O'Brien
Anthony Couse	Christie B. Kelly	Mark J. Ohringer
Guy Grainger	Patricia Maxson	Christian Ulbrich

CORPORATE GOVERNANCE PRINCIPLES AND BOARD MATTERS

Our policies and practices reflect corporate governance initiatives that we believe comply with:

- The listing requirements of the **New York Stock Exchange** (*NYSE*), on which our Common Stock is traded;

- The corporate governance requirements of the **Sarbanes-Oxley Act** of 2002, as currently in effect;

- U.S. Securities and Exchange (**SEC**) regulations;

- The Dodd-Frank Wall Street Reform and Consumer Protection Act, as currently in effect; and

- The **General Corporation Law of the State of Maryland,** where JLL is incorporated.

We maintain a corporate governance section on our public website, *www.jll.com*, which includes key information about the corporate governance initiatives that are set forth in our:

- **Articles of Incorporation**;

- **By-Laws**;

- **Corporate Governance Guidelines**;

- **Charters** for each of the three standing Committees of our Board of Directors described below;

- **Statement of Qualifications** of Members of the Board of Directors; and

- **Code of Business Ethics**.

These documents are all available at *http://www.jll.com/about/board-of-directors-and-governance*. We will make any of this information available in print to any shareholder who requests it in writing from our Corporate Secretary at the address of our principal executive office.

The Board of Directors regularly reviews corporate governance developments and modifies our By-Laws, Guidelines, and Committee Charters accordingly. Our Code of Business Ethics applies to all employees of the Company, including all of our executive officers, as well as to the members of our Board of Directors.

JLL is committed to the values of **effective corporate governance and the highest ethical standards**. We believe that these values will promote the best long-term performance and sustainability of the Company for the benefit of our shareholders, clients, staff, and other constituencies. To this end, over the past years we have adopted the following significant corporate governance policies and practices:

- **Annual elections** of all Directors;

- **Annual "say-on-pay"** votes by shareholders with respect to executive compensation;

- Right of shareholders owning 30% of the outstanding shares of our Common Stock to **call a special meeting** of shareholders for any purpose;

- **Majority voting** in Director elections;

- **Proxy Access** right;

- **Separation of the Chairman and CEO roles**, with our Chairman serving as the Lead Independent Director;

- Regular evaluation of **Director compensation**;

- Required approval by the Nominating and Governance Committee of any **related party transactions**;

- **Executive session** among the Non-Executive Directors at each in-person meeting;

- **Director orientation and continuing education program**; and

- **Annual self-assessment** by the Board and each of its Committees, periodically conducted by an outside consultant, and an annual assessment of the Board by senior management.

Information about the Board of Directors and Corporate Governance

The Board, whose members our shareholders elect annually, is the **ultimate decision-making body of the Company** except with respect to those matters reserved to the shareholders either by applicable law, our Articles of Incorporation, or our By-Laws. Through its oversight, review, and counsel, the Board establishes and oversees the Company's business and organizational objectives. The Board works with management to determine the Company's long-term strategy. In doing so, the Board elects the Chairman of the Board, the Chief Executive Officer, and certain other members of the senior management team. Senior management is responsible for conducting JLL's business under the oversight of the Board to enhance the long-term value and sustainability of the Company for the benefit of its shareholders. The Board acts as an advisor and counselor to JLL's senior management and monitors the establishment of its corporate strategy and its performance relative to its strategic goals.

Director Independence

A **majority of our Board consists of independent Directors**. All of the members of the Audit, Compensation, and Nominating and Governance Committees of our Board are independent Directors.

Having an independent board is a core element of our governance philosophy. For a Director to be considered independent, the Board must determine that the Director does not have any direct or indirect material relationship with the Company. The Board observes all criteria for independence and experience established by the NYSE (including Rule 303A in its Listed Company Manual). The Board also observes all criteria from our Corporate Governance Guidelines, which provide that a substantial majority of our directors will be independent.

The Board has determined that each of our Non-Executive Directors, all of whom are current members of our Board, are independent according to the criteria we describe above. These are the Directors we describe in this Proxy Statement as being Non-Executive Directors (meaning Directors we do not otherwise employ as Corporate Officers).

In connection with the independence determinations for each of our Non-Executive Directors, the Board considered transactions of the Company with entities with which such Directors are or were associated, as current or former directors, officers, employees, partners and/or equity-holders, noting that each such transaction consists of services being provided by the Company in the ordinary course of business, with customary consideration being received by the Company in exchange therefor (and no consideration being received directly or indirectly by the Director). None of these transactions was considered a material relationship that impacted the applicable Director's independence.

Given that affiliates of BlackRock, Inc., in the aggregate, constitute a significant shareholder of JLL, which may from time to time include certain of the affiliates where Ms. Petach remains a member of the board of directors, we have also put procedures in place, to which BlackRock has agreed, to avoid conflicts of interest with respect to information regarding JLL.

Review and Approval of Transactions with Interested Persons

We have adopted a **conflict of interest policy** as part of JLL's Code of Business Ethics, under which we expect all Directors, Corporate Officers, and employees of the Company to make business decisions and take actions based upon JLL's best interests and not based upon personal relationships or benefits.

The Board has also adopted a formal written policy and procedures for the review and approval of any transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) (1) that involves a potential corporate opportunity or in which we were, are or will be a participant, (2) where the amount involved exceeds $120,000, and (3) in which any of the following persons had, has or will have a direct or indirect material interest:

- Our Directors, nominees for Director, or Corporate Officers;

- Any beneficial owner of more than 5% of any class of our voting securities;

- Any immediate family member of any of the foregoing persons; and

- Any entity in which any of the foregoing persons has a substantial ownership interest or control of such entity.

Based on the above criteria, we have described the reportable related party transactions with our beneficial owners of more than 5% of our Common Stock, Corporate Officers, and Directors in 2017 under "Certain Relationships and Related Transactions" with respect to (i) Generation Investment Management LLP, (ii) BlackRock, Inc., and (iii) The Vanguard Group.

Non-Executive Chairman of the Board; Lead Independent Director

Since January 1, 2005, Ms. Penrose, a Non-Executive Director, has held the role of the **Chairman of the Board**. The Board has determined that Ms. Penrose will also serve as the Lead Independent Director of the Board for purposes of the NYSE's corporate governance rules.

In her role as Chairman of the Board, Ms. Penrose's **duties include the following:**

- **Chair Board meetings** and encourage constructive engagement and open communications;

- **Preside** over regularly scheduled executive sessions of our Non-Executive Directors;

- **Coordinate** the activities of, and facilitate communications among, our Non-Executive Directors;

- Chair our annual **shareholders' meetings**;

- Establish each **Board meeting agenda**, consulting with the Chief Executive Officer and General Counsel, and ensure that the agenda and materials are complete, timely, and address the key priorities of the Company and its Board;

- **Represent the Company** with clients and shareholders as required;

- Act as a **mentor and confidant** to the Chief Executive Officer in support of his successful performance, attend internal Company meetings as required, and encourage direct communications between the Chief Executive Officer and individual members of the Board; and

- Maintain **regular and open dialogue with Board members** between meetings.

The Board considers the **election of a Chairman annually**, immediately following each Annual Meeting of Shareholders. In May 2017, the Board extended the term of Ms. Penrose's appointment to the date of the 2018 Annual Meeting of Shareholders, at which time the Board will re-evaluate whether to further extend her appointment.

The Board has determined that each person who serves as Chairman of the Board from time to time, if that person is independent, will automatically also serve as a member of each of the Board's Committees, although not necessarily as its Chairman.

Our leadership structure separates our Chief Executive Officer and Chairman of the Board positions and makes the latter our **Lead Independent Director**. We believe this approach, which corporate governance experts generally view as the best practice, is useful and appropriate for a complex and global organization such as ours.

Director Orientation and Continuing Education

We provide Directors who join our Board with an initial orientation about the Company, including our business operations, strategy, policies, code of ethics, sustainability, integrated reporting, tax, audit, financial reporting, and governance. We then provide all of our Directors with **resources and on-going educational opportunities** to assist them in staying current about developments in corporate governance and critical issues relating to the operation of public company boards and their committees. We actively participate in various professional organizations, such as the Ethisphere Business Ethics Leadership Alliance and the Boston College Center for Corporate Citizenship, that provide training opportunities and information about best practices in corporate governance and business ethics. Our Board also visits Company offices in different cities as part of its regularly scheduled Board meetings, and typically this includes sessions with management, staff, and clients.

Annual Board Self-Assessments and Senior Management Assessments

Our Board **annually conducts a self-evaluation** to determine whether it and its Committees are functioning effectively and how they might enhance their effectiveness.

The Board alternates between written and interview approaches for its self-assessments. In 2017, the Board conducted its self-evaluation using the written survey approach and in 2018 using interviews.

Policy on Trading Stock; Policy Against Pledging or Hedging Stock

We have an insider trading policy which prohibits all directors, employees, officers, directors and agents from engaging in any speculative transactions in our securities. The policy requires that all Directors, the Corporate Officers listed in this Proxy Statement, and certain other designated individuals (1) must pre-clear all trades in JLL stock with our General Counsel and (2) may not trade during designated "**blackout periods**" except under approved SEC Rule 10b5-1 trading plans.

We also prohibit Directors and Corporate Officers from engaging in hedging or pledging transactions involving our stock.

Board Meetings During 2017

The full Board of Directors held **four in-person meetings and two telephonic meetings during 2017**. Each Director who held such position during 2017 attended, in aggregate, at least 75% of all meetings (including teleconferences) of the Board and of any Committee on which such Director served during the course of his or her membership on the Board or such Committee. Our Non-Executive Directors meet in executive session without management participation during every in-person Board meeting.

Standing Board Committees

Our Board of Directors has a standing **Audit Committee, Compensation Committee, and Nominating and Governance Committee**. The following table identifies:

- The current members of each of the Committees, all of whom are independent Non-Executive Directors;

- The Director who currently serves as the Chairman of each Committee; and

- The number of meetings (including teleconference meetings) each Committee held during 2017.

Director Name	Audit Committee	Compensation Committee	Nominating and Governance Committee
Hugo Bagué	—	✓	✓
Samuel A. Di Piazza, Jr.	—	✓	✓
Dame DeAnne Julius	—	✓	✓
Ming Lu	—	Chairman	✓
Bridget Macaskill	✓	—	✓
Martin H. Nesbitt	✓	—	✓
Sheila A. Penrose	✓	✓	Chairman
Ann Marie Petach	Chairman	—	✓
Shailesh Rao	—	✓	✓
Number of Meetings During 2017 (Including teleconferences):	**9**	**7**	**4**

In order to get the benefit of their additional perspectives, we invite Non-Executive Directors who are not members of a given Committee to attend all meetings of each Committee, although they are not obligated to do so. We also provide them access to all Committee materials for their information.

Each Committee has authority to engage legal counsel or other advisors and consultants as it deems appropriate to carry out its responsibilities. Below is a description of each Committee's responsibilities.

The Audit Committee

Ms. Petach (Chairman), Mmes. Macaskill and Penrose, and Mr. Nesbitt served as members of our Audit Committee during the entire year of 2017.

Under the terms of its Charter, **the Audit Committee acts on behalf of the Board to monitor (1) the integrity of the Company's financial statements, (2) the qualifications and independence of the Company's independent registered public accounting firm, (3) the performance of the Company's internal audit function and of its independent registered public accounting firm, and (4) compliance by the Company with certain legal and regulatory requirements**. In fulfilling its responsibilities, the Audit Committee has the full authority of the Board to, among other things:

- Appoint or replace the independent registered public accounting firm, which reports directly to the Audit Committee;

- Maintain oversight of the Company's internal audit function and appoint or replace the Company's Chief Audit Executive, who reports directly to the Audit Committee;

- Pre-approve all auditing services and permitted non-audit services to be performed for the Company by its independent registered public accounting firm;

- Review with management and the independent registered public accounting firm the Company's quarterly financial statements, including disclosures made in management's discussion and analysis, prior to the filing of the Company's Quarterly Reports on Form 10-Q;

- Review with management and the independent registered public accounting firm the Company's annual audited financial statements, including disclosures made in management's discussion and analysis, prior to the filing of the Company's Annual Report on Form 10-K;

- Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies;

- Discuss with management and the independent registered public accounting firm the Company's internal controls, disclosure controls and procedures, any major issues as to the adequacy of those controls and procedures, and any special steps adopted in light of any material control deficiencies;

- Discuss with Company management the responsibility of Company management to (1) comply with Company hiring policies for current or former employees of the independent auditor who were engaged in the Company's account and (2) evaluate whether persons to be hired by the Company qualify as legal hires for purposes of complying with the rules under the Sarbanes Oxley-Act of 2002;

- Establish procedures for the treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and

- Discuss with management and advise the Board with respect to the Company's policies and procedures regarding compliance with laws and regulations and with the Company's Code of Business Ethics.

See also the report of the Audit Committee set forth in the section headed "Audit Committee Report."

Our Board has determined that each of the members of our Audit Committee is "financially literate" and that at least one of the members has "accounting or related financial management expertise," in each case as required by the NYSE. Our Board has also determined that at least one of the members of the Committee, Ms. Petach, its Chairman, is qualified as an "audit committee financial expert" for purposes of the applicable SEC rule.

The Compensation Committee

Messrs. Lu (Chairman), Bagué, Piazza, and Rao, and Mmes. Julius and Penrose, served as members of the Compensation Committee during the entire year of 2017.

Under the terms of its Charter, **the Compensation Committee acts on behalf of the Board to formulate, evaluate and approve the compensation of the Company's executive officers and to oversee all compensation programs involving the use of the Company's Common Stock.** In fulfilling its responsibilities, the Compensation Committee has the full authority of the Board to, among other things:

- Annually review and approve corporate objectives relevant to the compensation of the Company's Chief Executive Officer, evaluate the Chief Executive Officer's performance in light of those goals and objectives, and determine and certify his or her compensation levels based on such evaluation;

- Annually review and approve the corporate objectives of the other executive officers of the Company who serve on its Global Executive Board, which is the most senior internal management committee, including our Chief Executive Officer, Chief Financial Officer, and the leaders of our principal business segments, certify performance against those goals, and approve the compensation of such other executive officers;

- Review and recommend any equity-based plans, which includes the ability to adopt, amend and terminate such plans. The Committee shall also have the authority to administer the Company's equity-based plans, including designation of the employees to whom the awards are to be granted, the amount of the award or equity to be granted and the terms and conditions applicable to each award or grant, subject to the provisions of each plan. The Committee shall also develop, approve and review, as applicable, the Company's director and executive stock ownership guidelines;

- Review and approve any employment contracts, deferred compensation plans, severance arrangements, and other agreements (including any change in control provisions that are included) for officers of the Company who serve on its Global Executive Board and the overall programs under which any such arrangements may be offered to other employees of the Company;

- Retain or terminate, as needed, and approve the fees and other retention terms for, compensation and benefits consultants and other outside consultants or advisors to provide advice to the Committee;

- Review and discuss with management the Company's "Compensation Discussion and Analysis" and oversee the preparation of the Compensation Committee report in the Company's Proxy Statement summarizing the compensation levels of the CEO and other members of the Global Executive Board;

- Discuss the results of the shareholder advisory vote on the compensation paid to our named executive officers;

- Effectively align compensation opportunities with prudent risk taking and, where required, submit equity and other compensation matters to the Company's shareholders for their approval;

- Together with the Audit Committee, the Company's Chief Financial Officer, Chief Human Resources Officer and, as appropriate, the other senior officers engaged in enterprise risk management, review the Company's incentive compensation arrangements, considering the Company's business objectives and an intention to promote appropriate practices and discourage excessive risk-taking. In support of the annual proxy statement disclosure, the Committee reviews whether the Company's compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company. The Committee also oversees preparation of any disclosure in respect of such risks required to be included in the Company's annual proxy statement;

- Review and recommend to the Board for approval the frequency with which the Company will conduct say-on-pay votes under the Dodd-Frank Act, taking into account the results of the most recent shareholder advisory vote on frequency of say-on-pay votes required by Section 14A of the Exchange Act, and review and approve the proposals regarding the say-on-pay vote to be included in the Company's proxy statement;

- Adopt policies regarding the adjustment or recovery of incentive awards or payments if the relevant Company performance measures upon which such incentive awards or payments were based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment; and

- Adopt policies regarding the ability of any employee or Board member, or any designee of such employee or Board member, to purchase financial instruments that are designed to hedge or offset any decrease in the market value of equity securities (1) granted to the employee or Board member by the Company as part of the compensation of the employee or Board member, or (2) held, directly or indirectly, by the employee or Board member.

See also the report of the Compensation Committee set forth in the section headed "Compensation Committee Report."

Compensation Committee Interlocks and Insider Participation. There are **no Compensation Committee interlocks**, and there is no insider participation on the Compensation Committee. Certain executive officers attend meetings of the Compensation Committee in order to present information and answer questions of the members of the Compensation Committee.

Relationship Between Compensation Design and Risk-Taking. We periodically **consider whether our compensation policies may be reasonably expected to create incentives for our people to take risks** that are likely to have a material adverse effect on either our short-term or longer-term financial results or operations. We continue to believe that they do not. We also have not identified historical situations where we believe that our compensation practices drove behaviors or actions that resulted in material adverse effects on our business or prospects.

Broadly speaking, we take **two different approaches** to compensating our people within the three regions that provide Real Estate Services:

- For **predominantly revenue producing positions** (such as brokers), depending on local market practice we provide minimal base salaries and then commissions or shares in annual incentive pools that directly relate to financial production results according to individual transactions; and

- For positions that are **(1) oriented more toward longer-term client relationship businesses (such as in our corporate outsourcing businesses) or are in certain markets for revenue-generating brokers where local practices dictate, (2) leadership, operational, or transaction management roles within business units, markets, or teams rather than direct revenue-producing roles, or (3) internal staff positions** (such as in marketing or human resources), we provide base salaries and then shares in annual incentive pools that are determined from different combinations of overall corporate or business unit financial results, achievement of key performance indicators on individual client accounts, client survey results, and achievement of individual performance goals. In certain circumstances, these positions are eligible for long-term incentive plans where the awards are frequently settled in stock.

In our **LaSalle Investment Management business**, we use base salaries and annual incentive pools that relate to overall global performance of the business as well as the achievement of individual objectives relating to specific performance of investments, fund raising, and other metrics and activities that support the success of the business. The long-term incentive plan for the senior leadership of the business is funded primarily by incentive fees.

We believe these different approaches are appropriate to their respective circumstances and that they align well with both near-term and longer-term shareholder interests. Straight commissions are restricted to transactions that are completed and therefore do not have significant future risks of negative returns to the firm. Annual incentive pools and longer-term compensation are generally related to the satisfaction of clients and performance of the related business over time, and will be adversely impacted in the event of negative client experiences or relationships or losses to the business relating to unsuccessful strategy or execution.

In the case of our most highly-compensated Executive Officers, we discuss design and risk issues in more detail below as part of our Compensation Discussion and Analysis that is a part of this Proxy Statement.

Where we use them, our restricted stock programs are designed to promote behaviors that are aligned with the longer-term interests of our shareholders.

The Nominating and Governance Committee

Mmes. Penrose (Chairman), Julius, Macaskill and Petach, and Messrs. Bagué, Di Piazza, Lu, Nesbitt, and Rao served as members of the Nominating and Governance Committee during the entire year of 2017. As a policy matter, all of our Non-Executive Directors are automatically members of this Committee.

Under the terms of its Charter, **the Nominating and Governance Committee acts on behalf of the Board to (1) identify and recommend to the Board qualified candidates for Director nominees for each Annual Meeting of Shareholders and to fill vacancies on the Board occurring between such Annual Meetings, (2) recommend to the Board nominees for Directors to serve on each Committee of the Board, (3) develop and recommend to the Board the Corporate Governance Guidelines, and (4) lead the Board in its annual review of the Board's performance.** In fulfilling its duties, the Nominating and Governance Committee has the full authority of the Board to, among other things:

- Adopt and periodically review the criteria for the selection of Directors and members of Board Committees and, when necessary, conduct searches for and otherwise assist in attracting highly qualified candidates to serve on the Board, including candidates recommended by shareholders;

- Review the qualifications of new candidates for Board membership and the performance of incumbent Directors;

- Periodically review the compensation paid to Non-Executive Directors for their services as members of the Board and its Committees, evaluate such compensation paid to Non-Executive Directors against the Company's director compensation limits, and make recommendations to the Board for any appropriate adjustments;

- Review and oversee the annual Board and Compensation Committee evaluation process and make applicable recommendations;

- Develop and recommend to the Board for approval a succession plan for the CEO and other members of the Global Executive Board;

- Periodically review and bring to the attention of the Board current and emerging trends in corporate governance issues and how they may affect the business operations of the Company;

- Periodically review the structure, size, composition, and operation of the Board and each Committee of the Board and recommend Committee assignments to the Board, including rotation, re-assignment, or removal of any Committee member;

- Oversee and periodically review the orientation program for new Directors and continuing education programs for existing Directors; and

- Oversee Company's policies for review and approval of related party transactions, and review, approve and oversee any transaction between the Company and any related person (as defined in Item 404 of Regulation S-K) on an ongoing basis.

The Board's Role in Enterprise Risk Oversight

Successful management of any organization's enterprise risks is critical to its long-term sustainability. **The Board and its Committees take active roles in overseeing management's identification and mitigation of the Company's enterprise risks.** The Audit Committee focuses on the process by which management continuously identifies its enterprise risks and monitors the mitigation efforts that have been established. The Board focuses on substantive aspects of management's evaluation of the Company's enterprise risks and the efforts it is taking to avoid and mitigate them, including with respect to cybersecurity. Each of the Compensation Committee and the Nominating and Governance Committee also monitors and discusses with management those risks that are inherent in the matters that are within each such Committee's purview.

As a standing agenda item for its quarterly meetings, the Audit Committee discusses with management the process that has been followed in order to establish an enterprise risk management report. This report reflects (1) the then current most significant enterprise risks that management believes the Company is facing, (2) the efforts management is taking to avoid or mitigate the identified risks, and (3) how the Company's internal audit function proposes to align its activities with the identified risks. The management representatives who regularly attend the Audit Committee meetings and participate in the preparation of the report and the discussion include our (1) Chief Financial Officer, (2) General Counsel, and (3) Chief Audit Executive, each of whom is also a liaison to our Global Operating Board, which is the internal management group that is responsible for overseeing our enterprise risk management process. At the Audit Committee meetings, the Chief Audit Executive reviews with the Committee how the report has informed the decisions about what aspects of the Company that Internal Audit will review as part of its regular audit procedures, as well as how various programmatic activities by Internal Audit have been influenced by the conclusions drawn in the report.

Enterprise risk management reports are periodically provided to the full Board as part of the materials for its meetings. At those meetings, the Board asks questions of management about the conclusions drawn in the enterprise risk management report and makes substantive comments and suggestions. Additionally, during the course of each year, the Audit Committee (or sometimes the full Board) meets directly on one or multiple occasions with the senior-most leaders of our critical corporate functions, including Finance, Accounting, Information Technology, Human Resources, Tax, Legal and Compliance, Professional Standards, Sustainability, and Insurance, to consider, among other topics, the enterprise risks those internal organizations face and how they are managing and addressing them. At each Board meeting, the Chairman of our Audit Committee reports to the full Board on the activities of the Audit Committee, including with respect to its oversight of the enterprise risk management process.

As a regular part of its establishment of executive compensation, the Compensation Committee considers how the structuring of our compensation programs will affect risk-taking and the extent to which it will drive alignment with the long-term success of the enterprise and the interests of our shareholders. The Compensation Committee comments on this aspect of our compensation program in the "Compensation Discussion and Analysis" that is a part of this Proxy Statement.

In the normal course of its activities, our Nominating and Governance Committee reviews emerging best practices in corporate governance and stays abreast of changes in laws and regulations that affect the way we conduct our corporate governance, which represents another important aspect of overall enterprise risk management.

Moreover, as part of its consideration of our Annual Report to Shareholders, our Board reviews and comments on our Risk Factors section, which is another way in which it participates in the consideration of the significant enterprise risks the Company faces and how the Company attempts to manage them in an appropriate way.

Nominations Process for Directors

Identifying and Evaluating Nominees for Directors

The Nominating and Governance Committee **employs a variety of methods to identify and evaluate nominees for Director**. The Committee regularly assesses the appropriate size of the Board and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Committee would consider various

potential candidates for Director. Candidates may come to the attention of the Committee through then current Board members, Company executives, shareholders, professional search firms, or other persons. The Committee would evaluate candidates at regular or special meetings and may consider candidates at any point during the year depending upon the circumstances. As described below, the Committee would consider properly submitted shareholder nominations of candidates for election to the Board at an Annual Meeting. Following verification of the shareholder status of the persons proposing candidates, the Committee would aggregate and consider recommendations at a regularly scheduled meeting, which would generally be the first or second meeting prior to the issuance of a proxy statement for the subsequent Annual Meeting. If a shareholder provides any materials in connection with the nomination of a Director candidate, the materials would be forwarded to the Committee. The Committee would also review materials that professional search firms or other parties provide in connection with a nominee who is not proposed by a shareholder. If the Committee nominated a candidate proposed by a professional search firm, the Committee would expect to compensate such firm for its services, but the Board would not pay any compensation for suggestions of candidates from any other source.

Director Qualifications; Diversity Considerations; Director Tenure

Our Board has adopted a **Statement of Qualifications of Members of the Board of Directors**, which is available on our website and **contains the membership characteristics that apply to nominees to be recommended by the Nominating and Governance Committee**. According to these characteristics, the Board should be composed of individuals who have demonstrated notable or significant achievements in business, education, or public service. In addition, the members of the Board should possess the acumen, education, and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives, and backgrounds to the deliberations of the Board. Importantly, the members of the Board must have the highest ethical standards, a strong sense of professionalism, and a dedication to serving the interests of all the shareholders, and they must be able to make themselves readily available to the Board in the fulfillment of their duties. All members of the Board must also satisfy all additional characteristics for Board membership that may be set forth in the Company's Corporate Governance Guidelines. These characteristics set forth the particular attributes that the Committee considers when evaluating a candidate's management and leadership experience, the skills, and diversity that a candidate would contribute to the Board and the candidate's integrity and professionalism.

For a number of years, our Nominating and Governance Committee has maintained an internal list of the more specific experiences and attributes that it seeks to have cumulatively reflected on the Board. While we do not expect each Director to necessarily contribute all of the desired criteria, we do seek to have the criteria represented on the Board as deeply as possible in their totality. Accordingly, when we are searching for a new Director, we seek to fill any relative gaps in the overall criteria that we may have identified at the time.

The desired Board composition criteria that the Committee has identified include, among others, the skills and qualifications described below:



Overall Board Composition Criteria

- International business experience
- Financial or accounting expertise
- Business ethics
- Gender, ethnic, and/or racial diversity
- Corporate governance
- Operating experience with a business for which commercial real estate is a significant part of the business model
- Professional services experience, including with respect to culture, talent development, and compensation matters
- Expertise in the applications of new and emerging technologies, including social media, to an operating business
- Operating experience with asset management
- Experience reviewing, approving, and/or managing corporate transactions, including mergers and acquisitions and financings
- A current operating role or other current directorships that will promote continuing business acumen

In terms of the Committee's goal to have a diverse Board, the Committee believes that diversity of background and perspective, combined with relevant professional experience, benefits the Company and its shareholders. The Committee believes that the overall composition of the current Board reflects the desired criteria we describe above as well as a significant level of diversity from a number of different and important perspectives.

The following charts reflect the tenure and independence of our 2018 director nominees. Our directors' tenure is well-distributed to create a balanced Board, which contributes to a rich dialogue representing a range of perspectives. All of our Non-Executive Directors are independent.



Our Directors' Tenure

4 | 1 | 1 | 4

■ > 10 Years ■ 6-10 Years ■ 3-5 Years ■ 0-2 Years



Director Independence

1 | 9

■ Independent Directors ■ Executive Directors

Director Nominee Selection Process

The Nominating and Governance Committee **will consider properly submitted nominations of candidates for membership on the Board as described above**. Nominees may be suggested by directors, members of management, shareholders or, in some cases, by a third-party firm.

The Nominating and Governance Committee considers a wide range of skills when assessing potential director nominees. Any candidates recommended should meet the Director qualifications as described above in the section "Director Qualifications; Diversity Considerations; Director Tenure." The Committee will also assess how each potential nominee would impact the skills and experience in the context of the Board's overall composition and the Company's current and future needs.

Shareholder-Recommended Director Candidates

Any shareholder recommendations for individuals to be considered by the Committee should include the nominee's name, age, business address, principal occupation and qualifications for Board membership and evidence of the consent of the proposed nominee to serve as a Director if elected. Shareholders must submit recommendations in writing to the attention of our Corporate Secretary at the address of our principal executive office set forth above. Shareholder recommendations for election at the 2019 Annual Meeting should be delivered to the Corporate Secretary at our principal executive office by no later than December 22, 2018. All candidates recommended by shareholders will be considered by the Committee in the same manner as any other candidate.

Shareholder-Nominated Director Candidates

In March 2018, our Board adopted a "**Proxy Access for Director Nominations**" bylaw after engaging with a number of our shareholders. The proxy access bylaw **permits a shareholder, or a group of up to 20 shareholders, owning at least 3% of the Company's outstanding Common Stock continuously for at least three years as of the date of the notice of nomination, to nominate and include in the Company's proxy materials director nominees constituting up to two individuals or 20% of the Board (whichever is greater),** provided that the shareholder and nominee satisfy the requirements under Article III, Section 15 of the By-Laws. Shareholder nominations under the proxy access bylaw for election at the 2019 Annual Meeting should be delivered to the Corporate Secretary at our principal executive office **by no later than December 22, 2018 and no earlier than November 22, 2018.**

Majority Voting for Directors

Our By-Laws provide that, except with respect to vacancies, **each Director shall be elected by a vote of the majority of the votes cast with respect to the Director at any meeting for the election of Directors at which a quorum is present**. If, however, at least fourteen days before the date we file our definitive Proxy Statement with the SEC, the number of nominees exceeds the number of Directors to be elected (a *Contested Election*), the Directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of Directors. A majority of the votes cast means that the number of shares voted "for" a Director must exceed the number of votes cast "against" that Director (with abstentions and broker non-votes not counted as a vote cast either "for" or "against" that Director's election).

In the event an incumbent Director fails to receive a majority of the votes cast in an election that is not a Contested Election, such incumbent Director must promptly tender his or her resignation to the Board. The Nominating and Governance Committee of the Board (or another Committee designated by the Board under the By-Laws) must make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent Director, or whether other action should be taken. The Board must act on the resignation, taking into account the Committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the SEC) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision, within 90 days following certification of the election results. The Committee in making its recommendations, and the Board in making its decision, may each consider any factors or other information that it considers appropriate and relevant. The Director who tenders his or her resignation will not participate in the recommendation of the Committee or the decision of the Board with respect to his or her resignation. If such incumbent Director's resignation is not accepted by the Board, the Director will continue to serve until the next Annual Meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.

If an incumbent Director's resignation is accepted by the Board, or if a non-incumbent nominee for Director is not elected, then the Board, in its sole discretion, may fill any resulting vacancy or may decrease the size of the Board.

Calling for Special Shareholders' Meetings

Our Articles of Incorporation and our By-Laws provide that **special meetings of our shareholders**, for any purpose or purposes, may be called by any of (1) the Chairman of the Board of Directors, (2) the President, (3) the Board of Directors, or (4) the Corporate Secretary at the request in writing of shareholders owning at least thirty percent (30%) of the capital stock of the Company that are issued and outstanding and entitled to vote at the meeting.

Non-Executive Director Compensation

Under its Charter, our Nominating and Governance Committee is responsible for determining and recommending to the Board the overall compensation program for our Non-Executive Directors.

We use a **combination of cash and stock-based compensation for the members of our Board**. The Committee seeks to provide compensation to our Non-Executive Directors that is:

- **Sufficient to attract and retain the highest caliber individuals** who meet the established criteria for Board membership;

- **Reflective of the demands** placed on Board and Committee membership by a complex and geographically dispersed, global organization operating in highly competitive and dynamic markets; and

- **Commensurate with the compensation** paid to directors at other firms under broadly similar circumstances.

Annually, the Committee gathers data on board compensation from various studies that are published by independent non-profit organizations (for example, the National Association of Corporate Directors) and recruiting or compensation consulting firms (for example, Spencer Stuart and Frederic W. Cook & Co., Inc.). For comparison purposes, the Committee then uses the studies and data that appear to be most relevant and most closely aligned with the Company's own circumstances. The Committee gathers data for those companies that are also used as comparisons for executive compensation. The Committee seeks information regarding:

- Board retainers;

- Cash versus equity compensation;

- Compensation for serving on committees and for chairing committees; and

- Equity ownership guidelines and compensation for non-executive chairmen.

Based upon an internal guideline, the Committee then seeks to make any adjustment to the overall compensation program deemed necessary to satisfy the above criteria approximately every other year. In order to determine the compensation of our Chairman of the Board, our Committee meets in executive session, led by the Chairman of our Compensation Committee, without our Chairman of the Board being present.

In consideration of emerging corporate governance best practices, our Board has established a limit on the amount of equity and cash compensation that can be paid to a Non-Executive Director of the Company in a calendar year. The compensation limits, as described more fully in our 2017 Stock Award and Incentive Plan, provide that the total annual compensation for any fiscal year for non-employee Directors will be limited to $750,000, which the Board believes is a meaningful limit on total Director compensation. This limit is inclusive of the value of both the annual cash retainer(s) and the grant date fair value of the annual equity award.

We have established a "stewardship" approach to the compensation of our Non-Executive Directors whereby we do not pay individual meeting fees. Accordingly, the Nominating and Governance Committee previously determined that, **effective the day after the 2016 Annual Meeting the compensation for Non-Executive Directors would be as follows**:

- An annual cash retainer of **$75,000**, paid quarterly; and

- An annual grant of restricted stock units in an amount equal to **$145,000**, with the number of restricted stock units based on the closing price of our Common Stock on the grant date, which is the day after the Annual Meeting. Subject to continued service on the Board, half of the restricted stock units vest on the 18-month anniversary of the date of grant and the other half vest on the third anniversary.

In addition to the above amounts:

- The **Chairman of the Audit Committee** will receive an annual retainer of $25,000;

- The **Chairman of the Compensation Committee** will receive an annual retainer of $25,000;

- The **Chairman of the Nominating and Governance Committee** will receive an annual retainer of $10,000;

- Each **member of the Audit Committee** (other than the Chairman) will receive an annual retainer of $10,000;

- Each **member of the Compensation Committee** (other than the Chairman) will receive an annual retainer of $10,000; and

- Each **member of the Nominating and Governance Committee** (other than the Chairman) will receive an annual retainer of $5,000.

Restricted stock unit awards continue to vest according to their original schedules in the event of the death or disability of a Non-Executive Director. They become fully vested if the Non-Executive Director retires, is not re-nominated, or is not re-elected by the shareholders. If a Non-Executive Director resigns or is terminated for cause, he or she forfeits all remaining unvested awards.

JLL reimburses all Directors for reasonable travel, lodging, and related expenses incurred in attending meetings.

We do not pay any Directors' fees to Directors who are also officers or employees of JLL (currently Christian Ulbrich).

We do not provide perquisites to our Non-Executive Directors.

We permit Non-Executive Directors to elect to receive and defer shares of our Common Stock in lieu of any or all of their cash retainers, on a quarterly basis, based on the closing price of our Common Stock on the last trading day of each immediately preceding quarter. Messrs. Bagué and Di Piazza each elected to receive all or part of their 2017 retainers in deferred stock rather than cash.

We also permit our Non-Executive Directors who are subject to United States income tax to participate in the Deferred Compensation Plan that we have established for certain employees in the United States. The Deferred Compensation Plan is a non-qualified deferred compensation program under which the eligible members of our Board may voluntarily elect to defer up to 100% of their cash retainers and/or restricted stock grants upon vesting. Elections are made on an annual basis and in compliance with Section 409A of the Code.

The amounts of any compensation deferred under the Deferred Compensation Plan remain an asset of the Company and constitute an unsecured obligation of the Company to pay the participants in the future. As such, they are subject to the claims of other creditors in the event of the Company's insolvency. Gains and losses on deferred amounts are credited based on the performance of (1) a hypothetical investment in a variety of mutual fund investment choices selected by the participants or (2) the Company's stock price in the event of a deferral of restricted stock grants upon vesting. A participant's account may or may not appreciate depending upon the performance of the hypothetical investment selections the participants make and/or the performance of the Company's stock price. Participants must elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. The Company does not make any contributions to the Deferred Compensation Plan beyond the amounts of compensation that participants themselves elect to defer.

Ms. Penrose has in the past deferred certain portions of her cash compensation into the Deferred Compensation Plan.

Compensation for Our Chairman of the Board

As a Non-Executive Director who was elected to the position of Chairman of the Board effective January 1, 2005, **Ms. Penrose receives an annual retainer in addition** to the foregoing amounts in consideration of undertaking the responsibilities and time commitments associated with that position as the Board has established it. The Chairman's annual retainer for 2018 is **$140,000** in cash, payable quarterly.

Ms. Penrose is permitted to apply her Chairman's retainer to the programs described above with respect to electing to receive shares in lieu of cash or to deferring amounts under the U.S. Deferred Compensation Plan.

Non-Executive Director Compensation for 2017

The following table provides information about the compensation we paid to our current Non-Executive Directors in respect of their services during 2017:

Name	Fees Earned or Paid in Cash [(1)]	Stock Awards [(2)]	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation [(3)]	Total
Hugo Bagué	—	$ 235,000	—	—	—	$ 5,181	$ 240,181
Samuel A. Di Piazza Jr.	—	$ 235,000	—	—	—	$ 2,335	$ 237,335
Dame DeAnne Julius	$ 90,000	$ 145,000	—	—	—	$ 1,317	$ 236,317
Ming Lu	$ 105,000	$ 145,000	—	—	—	$ 1,317	$ 251,317
Bridget A. Macaskill	$ 90,000	$ 145,000	—	—	—	$ 1,089	$ 236,089
Martin H. Nesbitt	$ 90,000	$ 145,000	—	—	—	$ 1,317	$ 236,317
Sheila A. Penrose	$ 245,000	$ 145,000	—	—	—	$ 19,884	$ 409,884
Ann Marie Petach	$ 105,000	$ 145,000	—	—	—	$ 1,143	$ 251,143
Shailesh Rao	$ 90,000	$ 145,000	—	—	—	$ 1,317	$ 226,317

(1) The amounts in this column reflect the aggregate cash fees that each Director earned during 2017 in respect of his or her retainer for Board membership and all Chairman and Committee retainers to the extent applicable. We do not pay fees for attendance at individual meetings. If a Director elected to receive a portion of his or her cash payments in deferred shares instead, those amounts are reflected under the "Stock Awards" column.

(2) The stock awards in this column reflect (i) the annual retainer of $145,000 in restricted stock units we granted to each Director and (ii) the election of any Director to receive all or a portion of his or her cash retainers in deferred shares instead, as we describe above.

The amounts we report in this column reflect the grant date fair values of the stock awards we made to our Non-Executive Directors during 2017.

(3) In June 2017 and in December 2017, at the same time that the Company paid semi-annual cash dividends of $0.35 and $0.37 per share of its outstanding common stock, respectively, the Company also paid dividend equivalents of the same amounts on each outstanding restricted stock unit. The amounts shown in this column reflect the dividend equivalents that we paid on restricted stock units held by each of the Directors. The amounts also include dividends paid on shares that the Directors had received and deferred in lieu of cash, as we describe above, all of which dividends were reinvested in additional deferred shares.

We do not provide perquisites to our Non-Executive Directors.

Non-Executive Director Stock Ownership

Non-Executive Directors are subject to a stock ownership guideline whereby we expect that, at a minimum, by the third anniversary of his or her first election to the Board, each Director shall have acquired, and for as long as he or she remains a member of the Board will maintain ownership of, at least the **lesser of (1) 5,000 shares of the Company's Common Stock or (2) shares of the Company's Common Stock worth $300,000** based on the then most recent closing price thereof. All shares of unvested restricted stock that have been granted to a Director, or which a Director has elected to take in lieu of cash compensation or has deferred under any deferred compensation plan, count toward each of the indicated minimum number of shares and dollar value. Each of our Non-Executive Directors who has served on the Board for three years or more currently exceeds the minimum stock ownership guideline.

As of March 15, 2018, when the price per share of our Common Stock at the close of trading on the NYSE was $172.65, our Non-Executive Directors had the following ownership interests in shares of our Common Stock:

Name	Shares Directly Owned (#) [(1)]	Restricted Stock Units (#)	Stock Options (#)	Total (#)	Value at 3/15/18
Hugo Bagué	15,297	2,196	0	17,493	$ 3,020,166
Samuel A. Di Piazza, Jr.	5,162	2,196	0	7,358	$ 1,270,359
Dame DeAnne Julius	10,778	2,196	0	12,974	$ 2,239,961
Ming Lu	10,397	2,196	0	12,593	$ 2,174,181
Bridget Macaskill	756	1,985	0	2,741	$ 473,234
Martin H. Nesbitt	35	2,196	0	2,231	$ 385,182
Sheila A. Penrose [(2)]	66,766	2,196	0	68,962	$ 11,906,289

Name	Shares Directly Owned (#) [1]	Restricted Stock Units (#)	Stock Options (#)	Total (#)	Value at 3/15/18
Ann Marie Petach	968	2,196	0	3,164	$ 546,265
Shailesh Rao	3,180	2,196	0	5,376	$ 928,166

(1) Includes shares the Director has elected to take in lieu of cash and receipt of which has been deferred.

(2) Includes 19,664 JLL shares held by Ms. Penrose as trustee for the Sheila A. Penrose Trust.

Attendance by Members of the Board of Directors at the Annual Meeting of Shareholders

We strongly encourage each member of our Board of Directors to attend each Annual Meeting of Shareholders. **All of the members of our Board of Directors at the time were present at our previous Annual Meeting of Shareholders held on May 31, 2017.**

Communicating with Our Board of Directors

We value the continued interest of and feedback from our shareholders and other parties, and are committed to maintaining our active dialogue with you to ensure the diversity of perspectives are considered. Shareholders and interested parties may communicate directly with our Board of Directors. If you wish to do so, please send an e-mail to **boardofdirectors@am.jll.com**, which our Corporate Secretary will forward to all Directors. If you wish to communicate only with our Non-Executive Directors, or specifically with any Director individually (including our Chairman of the Board, who serves as the Lead Independent Director, or the Chairman of any of our Committees), please so note in your e-mail. Alternatively, you may send a communication by mail to any or all of our Directors, or specifically to any or all of our Non-Executive Directors, care of our Corporate Secretary at the address of our principal executive office, and our Corporate Secretary will forward it unopened to the intended recipient(s).

Corporate Sustainability

Our vision is to make JLL a world-leading, sustainable professional services firm by creating spaces, buildings, and cities where everyone can thrive.

The world's financial, social, and environmental challenges demand a bolder response from businesses around the globe. This is why we are committed to new ways of partnering with others to help achieve our shared ambitions for a sustainable future.

From serving our clients and engaging our people, to respecting natural resources in our workplaces and building community relationships, we are focused on what is good for business and for a sustainable future. This progressive approach leads to responsible investment decisions with healthier, safer, more engaged people, and increased value for all of our stakeholders. We are Building a Better Tomorrow everywhere we can.

We believe there is a strong and direct correlation between our environmental, social and governance performance and the long-term health and success of our business. This belief is put in to action through Building a Better Tomorrow, our sustainability leadership ambition which aims to deliver transformative changes across the four pillars of the program: Clients, People, Workplaces and Communities. We are committed to the highest standards of corporate governance and transparency, and hold ourselves accountable for our performance.

We are committed to the highest standards of corporate governance and transparency, and hold ourselves accountable for our performance. We pursue our vision to lead the transformation of the real estate industry by making a positive impact both in and beyond our business. We also work to foster an environment that values the richness of our differences and reflects the diverse world in which we live and work. By cultivating a dynamic mix of people and ideas, we enrich our Company's performance, the communities in which we operate, and the lives of our employees. We seek to recruit a diverse workforce, develop and promote exceptional talent, and embrace the varied, rich experiences of all our employees.

Our Global Sustainability Report is available at *www.jll.com/sustainability*. Our latest report documents the Company's achievements and challenges within our services and operations. Core to our journey is to embed sustainability deeply into our business. The report demonstrates how our approach aligns with our clients, adds value for shareholders, and benefits our workforce and the wider community. We use as guidance for our reporting the standards established by the Global Reporting Initiative, and the International Integrated Reporting Council, among others.

Compensation Discussion and Analysis

This Compensation Discussion and Analysis (**CD&A**) describes our executive compensation philosophy and program in the context of the compensation we paid during the last fiscal year to: (1) our Chief Executive Officer and President, (2) our Chief Financial Officer, and (3) our next three most highly compensated Executive Officers. These officers were among the members of our Global Executive Board (**GEB**) for 2017, and we refer to them in this Proxy Statement as our **Named Executive Officers**. Our Named Executive Officers, who served in their roles for all of 2017 are as follows:

Name	Title
Christian Ulbrich	Chief Executive Officer and President
Christie B. Kelly	Chief Financial Officer
Richard Bloxam	Global Chief Executive Officer, Capital Markets
Jeff A. Jacobson	Chief Executive Officer, LaSalle Investment Management
Gregory P. O'Brien	Chief Executive Officer, Americas

Our Executive Compensation disclosure is organized into four core sections:

- **Compensation Discussion and Analysis**
    - **Executive Summary**
    - **What We Pay and Why: The Elements of Executive Compensation**
    - **Compensation Committee Report**
- **Executive Compensation Tables**
- **Pay Ratio Disclosure**
- **Additional Information**

Executive Summary

Pay for Performance Analysis

How We Align Pay with Company Performance

We are committed to aligning the compensation of our executives with our financial and operational performance. Our Compensation Committee (referred to as the **Committee**, **we** or **us** for purposes of this CD&A) oversees the Company's executive compensation program. The Committee designs the executive compensation program to motivate the Named Executive Officers to increase shareholder value. Our program seeks to drive the achievement of both the short- and long-term financial and strategic goals that management establishes with the Board of Directors, all without encouraging excessive risk-taking. We believe that the program has served, historically, to align compensation with performance in a direct and appropriate way.

2017 Performance

JLL delivered diversified revenue increases for 2017. The Company's full-year 2017 consolidated revenue of $7.9 billion and consolidated fee revenue of $6.7 billion for the year represented annual percentage increases of 17 percent and 16 percent respectively. Annual revenue growth reflects double-digit expansion in all three Real Estate Services (**RES**) segments, with approximately two-thirds of the year-over-year increase representing organic growth. Revenue growth for the year was led by Property & Facility Management, up 27%, and our transactional businesses, with Leasing up 15% and Capital Markets & Hotels up 16%. Geographically, the increase in RES fee revenue, on a local currency basis, was composed of 40% from our Americas segment and 30% each from our EMEA and Asia Pacific segments.

Each of JLL's three Real Estate Services operating segments contributed to the results:

- **Americas' total revenue was $3.4 billion, a 13 percent increase compared with the prior year. Fee revenue for the year was $3.2 billion, an increase of 15 percent from 2016.** Fee revenue growth compared with the prior year was broad-based across all business lines, reflecting balanced organic and acquisition-driven expansion. Operating expenses for the year were $3.0 billion, up 12 percent from $2.7 billion in 2016. Fee-based operating expenses for the year, excluding restructuring and acquisition charges, were $2.8 billion, up 13 percent from the prior year. Operating income for the year was $341.3 million, up 26 percent from $269.9 million in 2016. Adjusted EBITDA was $421.1 million for the year, compared with $330.9 million in 2016. Adjusted EBITDA margin, calculated on a fee revenue basis, was 13.3 percent in U.S. Dollars and local currency for the year, compared with 12.0 percent in 2016. This increase in profitability was driven by strong transactional business performance augmented by management initiatives to contain controllable expenses.

- **EMEA's total revenue for the year was $2.6 billion, an increase of 25 percent from the prior year. Fee revenue for the year was $1.9 billion, an increase of 29 percent from 2016.** Revenue expansion compared with 2016 was most notable in Property & Facility Management, with our Integral business, acquired in August 2016, contributing 70% of the overall revenue expansion (62% of the fee revenue expansion). In addition, Capital Markets & Hotels delivered strong performance primarily from brokering client investment sales in the U.K., Germany, and Switzerland. Revenue growth in the region was led by contributions from Integral in the U.K. as well as Germany and France. Operating expenses for the year were $2.5 billion, up 28 percent from the prior year. Fee-based operating expenses, excluding restructuring and acquisition charges, were $1.9 billion, up 32 percent from $1.4 billion in 2016, primarily reflecting the impact of Integral. Operating income for the year was $54.0 million, a decrease of 42% from $67.4 million in 2016. Adjusted EBITDA was $98.9 million for the year, compared with $104.4 million in 2016. Adjusted EBITDA margin, calculated on a fee revenue basis, was 5.1 percent in U.S. Dollars (4.4 percent in local currency) for the year, compared with 6.9 percent in 2016. Strong transactional business performance in the U.K. and Continental Europe was offset by Integral, reflecting (1) the margin dilutive impact from the August 2016 acquisition date, (2) over $20 million of contract losses, nearly $15 million from contracts terminated prior to year-end, and (3) investments and continued integration spend.

- **Asia Pacific's total revenue for the year was $1.6 billion, an increase of 20 percent from the prior year. Fee revenue for the year was $1.2 billion in 2017, an increase of 14 percent from 2016.** Revenue growth compared with last year was driven by Property & Facility Management, the result of organic expansion. Capital Markets & Hotels revenue expansion reflected notable contributions from large transactions in Japan, and Project & Development Services growth was both organic and acquisition-related. Geographically, the increase in fee revenue was led by Greater China, Australia, India, and Japan. Operating expenses for the year were $1.5 billion, up 19 percent from $1.3 billion in 2016. Fee-based operating expenses, excluding restructuring and acquisition charges, were $1.1 billion, up 13 percent from the prior year. Operating income for the year was $114.6 million, up 26 percent from $88.1 million in 2016. Adjusted EBITDA was $139.7 million for the year, compared with $106.5 million in 2016. Adjusted EBITDA margin, calculated on a fee-revenue basis, was 11.2 percent in U.S. Dollars (11.0 percent in local currency) for the year, compared with 9.8 percent in 2016, and reflected robust organic growth, revenue contributions from higher margin transactional businesses and strong cost management discipline.

LaSalle, our investment management business that constitutes our fourth operating segment, had total revenue of $355 million, a decrease of 12 percent from last year, and included $265.6 million of advisory fees, $56.9 million of incentive fees, and $32.8 million of transaction fees. Equity earnings for the year were $41.1 million, as compared with $31.5 million in the prior year. Equity earnings in both years were primarily driven by net valuation increases for investments in Europe and Asia. Operating income for the year was $57.7 million, a decrease of 30% from $83.7 million in 2016. Operating expenses for the year were $297.6 million, down 8 percent from 2016. In 2017, LaSalle's capital raising efforts yielded $4.8 billion in equity commitments. Assets under management were $58.1 billion as of December 31, 2017, a decrease of 3% in U.S. Dollars (5 percent in local currency) from $60.1 billion as of December 31, 2016. The net decrease in assets under management resulted from $13.1 billion of dispositions and withdrawals, partially offset by $6.8 billion of acquisitions, $3.4 billion of net valuation increases and $0.9 billion of foreign currency increases.

In 2017, the Company **maintained a balance sheet for growth**, reflecting strong cash generation. As of December 31, 2017, our **investment grade credit rating** was BBB (Stable) with S&P and Baa1 (Stable) with Moody's.

Also during 2017, JLL continued to **win numerous awards** that reflected the quality of the services it provides to our clients, the integrity of its people, and its desirability as a place to work, including awards recognizing its: (1) superior service to clients, (2) ethics program and corporate governance, (3) outsourcing capabilities, (4) consultancy capabilities, (5) "best place to work" environment, and (6) environmental and energy management work for clients.

See *Annex A* for a reconciliation of non-GAAP financial measures to our results as reported under generally accepted accounting principles in the United States.

The following table illustrates the three-year relationship between Company performance and the compensation of our Named Executive Officers. The overall growth of the business as represented by U.S. GAAP Basic EPS and Adjusted Net Income was in-line with the growth of the compensation of our Named Executive Officers. We selected Earnings Per Share and Adjusted Net Income because of their high correlation with creating shareholder value. For U.S. GAAP Basic EPS in 2017, we excluded the accounting treatment for the tax charges associated with tax reform in the United States because it is not representative of Company performance.



(1) U.S. GAAP Basic EPS excluding 2017 US tax reform charges taken in connection with the 2017 results.

(2) As defined by the Compensation Committee, adjusted net income represents net income attributable to common shareholders excluding certain significant restructuring and acquisition charges. See *Annex A* for a reconciliation of adjusted net income to our results as reported under generally accepted accounting principles in the United States.

(3) Named Executive Officer compensation represents total direct compensation (base, annual incentive, and LTIP) earned for the year indicated.

The following table illustrates the three-year relationship between Company performance and the compensation of our Named Executive Officers. This table includes the tax charges associated with tax reform in the United States in 2017 for U.S. GAAP Basic EPS.



(1) As defined by the Compensation Committee, adjusted net income represents net income attributable to common shareholders excluding certain significant restructuring and acquisition charges. See *Annex A* for a reconciliation of adjusted net income to our results as reported under generally accepted accounting principles in the United States.

(2) Named Executive Officer compensation represents total direct compensation (base, annual incentive, and LTIP) earned for the year indicated.

Return to Shareholders

The following graph compares the cumulative five-year total return to shareholders of JLL's common stock relative to the cumulative total returns of the S&P 500 Index. The graph below assumes that the value of the investment in JLL's common stock and the S&P 500 Index (including reinvestment of dividends) was $1,000 on December 31, 2012.



Highlights of Compensation Committee Actions

The Summary Compensation Table on page 46 indicates the specific amounts we paid to the Named Executive Officers in respect of their 2017 performance. Highlights from the decisions the Committee made include the following:

Base Salaries

• We did not increase the base salary for any of our Named Executive Officers.

Annual Incentives

• **Under the Annual Incentive Plan, we awarded $17.2 million in total** to the Named Executive Officers. All of the business units delivered above-target performance. We funded the Annual Incentive Plan at 108% at target, and the average payout relative to the funding target was 105.8%.

Long-Term Incentives

• Under the GEB Long-Term Incentive Plan **(*GEB LTIP*), we awarded $6.7 million in total** to the Named Executive Officers. Performance on the 2020 measures was above target, three-year LTIP Adjusted EBITDA was below target, and Relative TSR below threshold. The LTIP was funded at 108% of target and the payout was 87% of the funded target. In addition to the GEB LTIP, Mr. Jacobson also received an award of $694,000 under the LaSalle Long-Term Incentive Plan (*LaSalle LTIP*).

Say-on-Pay and Shareholder Engagement

At our 2017 annual meeting, 56% of shares cast voted in favor of our advisory vote on executive compensation (*Say-on-Pay*). This was a significant departure from the strong support we have received from shareholders in the prior year (94.3% of votes cast) and in the years before that. The 2017 results occurred even though the design of our incentive programs remained consistent year-over-year.

Based on the vote results, we conducted extensive engagement with our shareholders to understand their concerns. Beginning shortly after the 2017 vote, management solicited 23 out of our largest 25 shareholders (representing 60% of our outstanding shares) and ultimately engaged with 13 shareholders (representing 42% of our outstanding shares). Attendees for some or all of the meetings were Sheila A. Penrose, Chairman of the Board and a member of the Compensation Committee, and representatives from JLL Human Resources, Investor Relations, and Legal Services.

Our discussions with shareholders on the current incentive plan were mostly prospective in nature focusing on potential changes. The following table summarizes the most common topics we heard in meetings with shareholders and our responses to the concerns raised. Due to the timing of the vote and the shareholder outreach, the changes that we reference below are effective beginning with the compensation plans for 2018.

Shareholder Engagement	
WHAT WE HEARD	**HOW WE RESPONDED**
Incentive plans are weighted too heavily toward annual incentives	**We have changed the incentive mix of the entire GEB with a particular focus on the Global CEO**
Shareholders focused on the mix of the annual incentive and the long-term incentive plan opportunity. Shareholders had a particular concern with the global CEO's incentive pay mix. They believed their interests were better served with a greater weighting in the GEB LTIP due to its longer-term focus and the increase in the equity delivered. In the discussions, we described the rationale for our current mix noting our leaders typically come from producer roles for which they are paid 100% short-term cash, and so we need to strike a balance at the leadership level to make these roles attractive for internal promotions.	The global CEO's incentive mix at target in 2017 was 66% annual incentive and 34% GEB LTIP. Starting in 2018, the incentive mix at target is 40% annual incentive and 60% GEB LTIP. For the remainder of the GEB, the incentive mix at target in 2017 was 66% bonus and 34% GEB LTIP. By 2020, the incentive mix at target will be 50% bonus and 50% GEB LTIP based on the following glide path: • 2018: 60% annual incentive and 40% GEB LTIP • 2019: 55% annual incentive and 45% GEB LTIP • 2020: 50% annual incentive and 50% GEB LTIP
Longer-term focus	**We modified our GEB LTIP to an annual three-year overlapping plan structure using performance share units (*PSUs*) and added an additional retention period on vested shares**
Shareholders generally expressed the desire to increase the length of the performance periods in the GEB LTIP. This was consistent with the feedback we had for incentive plan mix - they believed their interests were better served with a longer-term focus.	Over the last three years we have utilized a cumulative plan that had an average performance period of two years and for which the financial targets were set once every three years. Beginning in 2018, we will move to annual three-year overlapping plans. In this new structure we will use a three-year performance period every year utilizing PSUs. The new structure will have a longer-term focus and align our executives to shareholders for a longer period of time. In addition to the three-year performance period, the ability to determine the appropriate financial goals in the GEB LTIP annually is an additional benefit suited to our industry, which can be cyclical. Lastly, we added an additional retention period on 50% of all released shares (post-tax) for a period of two years. This is in addition to the three-year performance period so ultimately, a portion of the shares will be held for five years.
Performance measures need to be addressed	**Removed EBITDA as a performance measure in the GEB LTIP and replaced it with U.S. GAAP diluted EPS (*EPS*)**
Shareholders felt that the incentive plans had an over-reliance on the EBITDA performance measure (the annual bonus, GEB LTIP and funding mechanism) which led to a lack of balance between the plans. While there was significant discussion around all elements of performance measures, the primary feedback centered on changing the financial measure in the GEB LTIP (which is currently EBITDA). The most common suggestions for the GEB LTIP were EPS, Free Cash Flow and Return on Investment Capital.	We removed EBITDA as a performance measure in the GEB LTIP and as a funding measure (eliminated funding in the incentive plans all together) and replaced EBITDA with EPS in the GEB LTIP. The selection of EPS was done for several reasons: • We believe that EPS drives the behaviors needed to accomplish our long-term goals as an organization • It reflects the strong preference from shareholders • EPS correlates very strongly with TSR and therefore is tied closely with delivering shareholder value. This outcome was based on a 2017 Willis Towers Watson study that measured the relationship of varying performance measures and TSR over the prior 10 three-year performance periods. In addition to the selection of EPS, our long-term strategic goals are all quantifiable and do not contain any activity-based goals.
Sharing a percentage of EBITDA (funding model) can produce excessive payouts over time, particularly with future growth of the company	**We incorporated externally based individual targets**
We currently share a portion of EBITDA to fund our Annual Incentive Plan and Long-Term Incentive Plan. Shareholders believed that this type of structure could lead to excessive payouts especially if the percentage shared was not significantly reduced overtime.	We eliminated the funding model (as mentioned above) and moved to individual targets based on external benchmarks. In 2017, we used external benchmarks as an input to the funding percentage, beginning in 2018, external benchmarks will drive the individual targets.
Incorporate a threshold in the annual bonus plan	**We incorporated a threshold in the annual bonus plan**
Shareholders preferred a threshold in the annual bonus plan. They believed that at a certain level of performance there should not be an award. For some shareholders there was some misunderstanding of how the awards are determined under the former annual bonus plan (2015-2017). Some shareholders thought that the minimum award in the annual bonus was 85% of target. In actuality, prior to applying the payout curves there is a funding phase (based on EBITDA performance). Utilizing both funding and the payout curves, awards can be significantly below 85% or significantly above 115% of target.	We added a threshold at performance outcomes below 70% of target. At this level there will not be an award for all measures in the annual bonus plan (global and business unit). The funding phase of the annual bonus plan was eliminated as well.

How We Make Compensation Decisions

Risk Considerations

We structure compensation for our Named Executive Officers in order to **minimize the possibility that it will provide an incentive to take risks that could have a material adverse effect** on our financial results or operations. We have incorporated into our executive compensation program mechanisms that would reduce compensation in the event that overly-risky strategies result in diminished financial performance.

Since we change base salaries infrequently and because they are relatively small compared to the other elements, we do not believe our base salaries encourage risk-taking. The table below indicates the mechanisms we use to manage risk incentives under our annual and long-term incentive plans.

Risk Mitigation Factors		
Annual Incentive Plan	✓ Award Cap ✓	Long-Term Incentive Plan
	✓ Multiple Performance Factors ✓	
	✓ Clawback Feature ✓	
	N/A Anti-hedging Policy ✓	
	N/A Share Ownership Guidelines ✓	

Role of the Compensation Committee

The Committee, which consists entirely of independent Directors, recognizes the importance of developing and maintaining sound principles and practices to govern the Company's executive compensation program. **Through a disciplined evaluation process, we seek to establish a strong link between (1) executive compensation and (2) achievement of global and business unit performance, and other long-term strategic objectives designed to drive shareholder value**. To carry out its responsibilities, the Committee:

- Retains, and regularly consults, **independent compensation consultants** to advise on the design, structure, and market competitiveness of our compensation plan;

- Reviews **market compensation data** in order to compare (1) our executive compensation to what other similarly situated companies pay and (2) how such companies use compensation to meet desired business outcomes and attract and retain executive talent;

- Takes into consideration **other relevant matters**, including internal equity, consistency, tax deductibility, and accounting requirements; and

- Approves **performance goals and reviews the extent to which they have been achieved** at the end of each applicable period.

Role of our Chief Executive Officer

Our Chief Executive Officer, Christian Ulbrich, makes **annual recommendations to the Committee for target total direct compensation and the assessment of performance versus objectives to determine the rating of each of the Named Executive Officers** other than himself within our MyPerformance rating system (*MyPerformance*). To do this, Mr. Ulbrich:

- Reviews external market data as well as internal equity comparisons to recommend targets;

- Based on a thorough review, evaluates in his judgment the performance of each of the other Named Executive Officers based on the goals and compensation plans we established at the beginning of the year;

- Comments on the quality of the interaction and contributions of the other Named Executive Officers as members of the GEB; and

- Compares the performance for each of the other Named Executive Officers on a relative basis, taking into account the different market, geographical, and cultural dynamics and challenges of each of their respective business segments.

The Committee reviews these evaluations and recommendations, discusses them with Mr. Ulbrich, and ultimately approves or amends Mr. Ulbrich's recommendations in its discretion.

The Committee also receives a **self-assessment of the Chief Executive Officer's own performance** during the previous year relative to his performance objectives. The Committee next meets in one or more private executive sessions without Mr. Ulbrich present in order to develop its own conclusions about Mr. Ulbrich's performance. In its discretion, the Committee then determines the MyPerformance rating of the Chief Executive Officer as the basis for his compensation.

Internal Compensation Resources

The Company's Global Human Resources staff helps prepare the information the Committee needs to carry out its oversight responsibilities. The Company uses internal compensation expertise and data from publicly available sources and professional compensation consulting firms to compile comparative market compensation data and present individual compensation modeling.

Role of Independent Compensation Consultant

The Committee has the **authority to retain, as needed, any independent counsel, compensation and benefits consultants, and other outside experts or advisors** as the Committee believes necessary or appropriate. In 2017, the Committee used Exequity LLP (*Exequity*) as its independent outside compensation consultant to advise the Committee on matters related to the compensation of the Named Executive Officers. Exequity was the sole consultant for 2017. The Committee has assessed the independence of Exequity in light of SEC Rules and NYSE Listing Standards, and has determined that Exequity is independent under those rules and standards. Exequity does not advise management of the Company or receive any compensation from the Company other than in connection with its consulting work for the Committee. Accordingly, the work performed by Exequity does not raise any conflicts of interest for the Committee.

The Committee has requested Exequity to:

- Review and **comment on the agenda and supporting materials** in advance of Committee meetings;

- Review and **comment on major compensation matters** that management proposes, including with respect to comparative data and plan design recommendations;

- Review the compensation matters disclosed in the Company's **proxy statement**;

- **Advise the Committee on best practices** for Board governance over executive compensation, current executive compensation trends, and regulatory updates; and

- Undertake **special projects** or provide such other advice as the Chairman of the Committee may request.

Competitive Assessment

The primary way we **develop total compensation opportunities for each Named Executive Officer is based on our own historical corporate performance and future objectives**. Therefore, we do not rigidly set (or strictly "benchmark") our compensation levels based on specified percentiles of comparative market data.

However, we also recognize that our compensation practices must be competitive within the broader markets where we compete. As we strive to maintain our leadership position within the global real estate services and investment management industries, it is critical that we attract, retain, and motivate the executives who will be best able to deliver on the commitments we make to our clients and shareholders.

Therefore, each year the Committee compares our compensation program to those of other companies, which we call our *Market References*, that we consider: (1) our direct competitors, (2) companies that operate within the broader commercial real estate business, including real estate investment trusts, and (3) companies that operate within the business services sector.

Given the diverse nature of our Company's businesses, which combine real estate expertise with business services, we use **two Market References** to reflect these two different business aspects: (1) real estate-oriented firms and (2) business services firms. We also target firms that are similar in size by revenue, a range of one-half to no more than three times our own revenue. We do not use market capitalization as a primary selection factor since our Company's business model is not asset-intensive like that of a real estate investment trust (*REIT*), but we nevertheless think that REITs provide useful compensation comparisons since we regularly compete with them for talent. Due to the limited number of real estate-oriented firms to choose from, the firms in the Real Estate Market references will have lower revenue when compared to the business services references and to JLL.

Management **annually reviews the composition of the Market References**. The Committee then independently considers and approves the Market Reference lists. Each year, management recommends to the Committee changes that will keep the Market References as meaningful as possible. We indicate below the Market References we used for 2017:

Real Estate Market References	Business Services Market References
Boston Properties Inc. CBRE Group, Inc. Duke Realty Corporation Forest City Enterprises Inc. General Growth Properties Inc. Host Hotels & Resorts, Inc. Prologis Inc. SL Green Realty Corporation Vornado Realty Trust	AECOM Technology Corporation CACI International Inc. CGI Group Inc. Convergys Corporation Dun & Bradstreet Corp. Emcor Group Inc. Equifax Inc. Fidelity National Information Services, Inc. Robert Half International Inc.

These were the same Market References that were used for 2016. We show below the **median revenue and market capitalization for the two separate Market Reference groups**, and compare them to our Company's own metrics. We used 2016 results since those were associated with the compensation reported in last year's Proxy Statement.

Median Data for Market Reference (in millions)	Real Estate	Business Services	JLL
Revenue	$2,506.2	$5,250.4	$6,803.8
Market Cap	$13,939.1	$4,569.3	$4,567.8

We believe that the Market Reference data relating to the **JLL Chief Executive Officer, JLL Chief Financial Officer, and LaSalle Chief Executive Officer positions correlates to publicly available data**. For the JLL Chief Executive Officer and JLL Chief Financial Officer, the external reference is the set of Market Reference companies above, for which data are available through their respective proxy statements. For the LaSalle comparison, we referred to the 2017 McLagan Real Estate Investment survey, where we used a custom peer group that is matched to LaSalle's size as measured by assets under management.

For the **remaining two roles** (Chief Executive Officer of the Americas and Global Chief Executive Officer, Capital Markets), we used several hierarchical and role comparisons from publicly disclosed information and various survey matches. However, because the Market Reference data relating to their positions does not correlate well enough to the external data, we have determined that the currently available external data is not sufficiently reliable. Accordingly, we have decided that a reasonable approach for us is first to compare data for our JLL Chief Executive Officer, JLL Chief Financial Officer, and LaSalle Chief Executive Officer, all of which we do believe correlate well. We then align the remaining Named Executive Officer positions from an internal equity perspective, taking into account relative size, profit contributions, and comparative performance of their respective business segments. After the internal equity comparison, we then look at the external market data and hierarchical comparisons to review from an external equity perspective. When we refer elsewhere in this discussion to the Market Reference comparisons that we perform, we are referring to this methodology.

Summary of Executive Compensation Practices

We continually evaluate our compensation programs to ensure we are pursuing best practices in executive compensation. Below is a summary of what we do and do not do, the **totality of which we believe aligns with the long-term interests of our shareholders:**

What We Do	What We Don't Do
✓ Pay for performance	✗ No personal perquisites of any significance
✓ Include double-trigger change in control provisions for LTIP stock awards	✗ No contractual arrangements that provide for immediate change of control benefits or golden parachutes
✓ Mitigate undue risk in compensation programs	✗ No excise tax gross-ups upon change in control
✓ Have stock ownership guidelines	
✓ Prohibit hedging of company stock and short-sales	
✓ Utilize an independent compensation consulting firm which provides no other services to the Company	
✓ Recapture of certain incentives in the event of a subsequent restatement of financial statements	

What We Pay and Why: The Elements of Executive Compensation





2017 Other Named Executive Officers Compensation Mix (1)

Target	Actual
30% / 60% / 10%	27% / 63% / 10%

■ Annual Incentive Plan   ■ Base Salary   ■ Long-Term Incentive Plan

(1) Mr. Jacobson is excluded due to his participation in a non-GEB plan during 2017.

We have three elements of total direct compensation: **(1) base salary, (2) an annual incentive plan, and (3) a long-term incentive plan**. We design our compensation program to provide balanced incentives for the Named Executive Officers to drive both annual and long-term performance. As illustrated in the charts above of the Chief Executive Officer and President (Christian Ulbrich), in 2017, based on target performance, **90% of the total direct compensation at target was performance-based** and not guaranteed.

Base Salary

We review base salaries for all of our Named Executive Officers on an annual basis, as well as at the time of a promotion or other change in responsibilities.

Determination of 2017 Base Salaries

We did not increase base salaries of any of our Named Executive Officers. The base salaries for all of the other Named Executive Officers remain below the Market Reference median. This is consistent with our philosophy of emphasizing performance-based compensation, maintaining an efficient cost structure, and limiting our fixed costs.

Annual Incentive Plan

The Annual Incentive Plan which runs through 2017 is funded by the Company's performance as determined by a variation of disclosed adjusted EBITDA *(Adjusted EBITDA)*. We first establish funding for the total incentive (the Annual Incentive Plan plus the GEB LTIP) as a percentage of the Company's Adjusted EBITDA. We then apply 66% of the funding to the Annual Incentive Plan. We apply the remainder to the GEB LTIP.

After the initial funding is established, the annual incentive is then adjusted based on two elements: (1) The **MyPerformance rating for each JLL executive;** and (2) **Financial Score:** for global JLL executives, one hundred percent of the financial score is determined by "*AIP Adjusted EBITDA*" results, which are identical to Adjusted EBITDA results. For each of the business unit leaders, two-thirds of the financial score is based on AIP Adjusted EBITDA results and one-third on the operating income of his or her respective business segment.

Combining these two elements produces an **Individual Performance Assessment score** (Individual Performance Assessment), which yields an award within a range of 85% – 115% of the funding target for each person.


MyPerfomance
Rating
(Max 4 pts)
+
Financials
2/3 Global
1/3 Business Unit
(Max 6 pts)
Individual Performance Assessment Score
(Max 10 pts)
Individual Performance Assessment
Payout as a % of Target
10 pts
115%
6.5 pts
100%
<4 pts
85%

Determination of 2017 Annual Incentives

The Adjusted EBITDA results produced funding of 108% of the budget. The 2017 global and business unit financial performance that drove the **Financial Scores of our respective Named Executive Officers** and the funding is shown in the table below.

Annual Incentive Plan Measures (in millions)	Target 2017 Performance	Actual 2017 Performance	Percent of Target
AIP Adjusted EBITDA (1)	$679.3	$732.8	108%
Operating Income - Americas (2)	$363.4	$395.3	109%
Operating Income - LaSalle (3)	$57.0	$74.3	130%

(1) To determine compensation of Named Executive Officers, the Committee utilizes a variation of disclosed adjusted EBITDA, which we refer to as AIP Adjusted EBITDA, and excludes net non-cash mortgage servicing rights (MSR) and mortgage banking derivative activity along with certain restructuring and acquisition charges.

(2) Differs from other business unit operating income disclosures by excluding certain platform and other cost allocations.

(3) LaSalle target setting is unpredictable due to the cyclical nature of incentive fees; includes incentive fees, but excludes LaSalle equity earnings.

When determining the **MyPerformance rating** for each of our Named Executive Officers, the Committee looks at progress and delivery on critical annual goals. Highlights from 2018 performance include:

Christian Ulbrich

- *Beyond* strategy successfully launched, including to Company's senior leadership and at inaugural Investor Day.
- Leadership in client centricity strategy, with program in place for initial group of top clients.
- Progress on various initiatives to improve productivity and margins.
- Driving business toward development of technologies to be provided as services to clients, including roll-out of JLL Spark and closing of initial investments.
- Progress on major investment of technology platforms including an integrated client relationship management system, and new enterprise-wide financial and HR systems.

Christie B. Kelly

- Leadership on maintaining strong balance sheet, including significant reduction of debt during the year with corresponding positive debt to EBITDA ratio.

- Closed favorable private placement of bonds at fixed, low interest rates for 10 and 12 years.

- Successful launch of inaugural Investor Day, giving shareholders the opportunity to more deeply understand the Company's strategy and interact with its senior management.

Richard Bloxam

- Developed and began implementation of enhanced approach to client centricity, including for initial set of specific clients.

- Launched enhanced client relationship management system.

- Drove growth plan for globally-integrated real estate investment banking platform.

- Promoted digital transformation of client-facing technologies.

Jeff A. Jacobson

- Overall positive performance of funds versus benchmarks; no funds were significant underperformers.

- Generated strong incentive fees and equity returns for the Company, reflecting performance for clients.

- Improved margins in annuity-type business.

- Oversight of robust equity raises.

Gregory P. O'Brien

- Leadership on deployments of important technology products for clients, including Corrigo and Red, with additional products piloted for 2018 roll-out.

- Implementation of enhanced integrated client relationship platform within U.S. multi-family business.

- Oversight of successful implementation of transformational Finance and HR platforms.

- Specific business development initiatives, including within new valuations business and project and development design services.

Combining the financial score with the MyPerformance rating produced Individual Performance Assessment scores for each Named Executive Officer. The Committee approved the following Annual Incentive payouts for 2017 based on the MyPerformance rating and Financial Score of each of our Named Executive Officers.

GEB Members (in thousands)	Target	Target Funding (108%) (1)	% of Target Funding (based on Individual Performance Assessment scores)	Award
Christian Ulbrich	$5,082	$5,489	106.00%	$5,841
Richard Bloxam	$2,046	$2,210	105.57%	$2,333
Jeff A. Jacobson	$2,648	$2,860	106.86%	$3,056
Christie B. Kelly	$2,180	$2,354	100.43%	$2,365
Gregory P. O'Brien	$3,102	$3,350	107.71%	$3,608
Total	$15,058	$16,263	105.80%	$17,203

(1) The maximum award amounts available under the Annual Incentive Plan are 115% of target funding. The following are the maximum award amounts available by individual: $6,312,000 for Mr. Ulbrich, $2,542,000 for Mr. Bloxam, $3,289,000 for Mr. Jacobson, $2,707,000 for Ms. Kelly, and $3,853,000 for Mr. O'Brien.

We provide additional information about the payments under the Annual Incentive Plan to our Named Executive Officers in the Summary Compensation Table. We report the performance-based annual incentives awarded in cash in the Summary Compensation Table under the column entitled "Non-Equity Incentive Plan Compensation."

GEB Long-Term Incentive Plan

The GEB LTIP operated over the three-year period from 2015 through 2017. We established goals for each of the three performance measures in the first quarter of 2015. Our performance measures include: 1) "**LTIP Adjusted EBITDA**", which is another variation of disclosed EBITDA but is identical to Adjusted EBITDA and AIP Adjusted EBITDA, except that it excludes LaSalle incentive fees and equity earnings, 2) "**Relative TSR**," a percentile range of the Company's Total Shareholder Return (including dividends) as compared to the TSR of the companies within the Russell 3000, and 3) our **2020 Objectives** which are discussed below in "Progress Against 2020 Long-Term Objectives" in more detail. We show the measures and the cumulative targets in the table below. The goal for 2017 reflects the three-year period for 2015 through 2017.

Cumulative Targets	2015	2015 - 2016	2015 - 2017
LTIP Adjusted EBITDA (1) (in millions)	$614	$1,280	$2,003
Relative TSR (2) (percentile)	60th	60th	60th
2020 Objectives (points)	75	75	75

(1) To determine compensation of Named Executive Officers, the Committee utilizes a variation of disclosed adjusted EBITDA, which we refer to as LTIP Adjusted EBITDA, and excludes (i) net non-cash mortgage servicing rights (MSR) and mortgage banking derivative activity, (ii) certain restructuring and acquisition charges, and (iii) LaSalle incentive fees and equity earnings.

(2) Relative TSR (**Relative TSR**) means the percentile range of the Company's Total Shareholder Return (including dividends) as compared to the TSR of the companies within the Russell 3000.

The following table describes for each performance measure: (1) when we evaluate performance, (2) what we measure, and (3) why we have selected the particular performance measure. The evaluation of each performance measure is applied collectively among all of the Named Executive Officers. As a result, there is no differentiation based on individual performance for this aspect of the compensation program (with the exception of Mr. Jacobson, who also participates in the LaSalle LTIP).

Performance Measures	WHEN... ... is performance evaluated?	WHAT... ... is the definition?	WHY... ... performance measure is selected
LTIP Adjusted EBITDA (1)	Annually for cumulative performance	Net income excluding equity earnings, incentive fees generated by our LaSalle business, net non-cash MSRs and mortgage banking derivative activity, certain restructuring and acquisition charges, interest expense net of interest income, depreciation and amortization.	Rewards operating results and liquidity growth driven by core businesses
Relative TSR (2)	Annually for cumulative performance	The Company's TSR is ranked versus the companies in the Russell 3000 index and is calculated in the first quarter of the following year by dividing (A) the sum of (i) the total dividends paid per share to shareholders in the Perfomance Period plus (ii) the difference between the Final Share Price and the Beginning Share Price, by (B) the Beginning Share Price.	Aligns compensation to shareholder value
2020 Objectives (3)	Annually for cumulative performance	Objectives seeking to drive achievement of the Company's long-term strategic priorities	Rewards long-term planning, execution and achievement of strategic priorities

(1) To determine compensation of Named Executive Officers, the Committee utilizes a variation of disclosed adjusted EBITDA, which we refer to as LTIP Adjusted

EBITDA, excludes (i) net non-cash MSRs and mortgage banking derivative activity, (ii) certain restructuring and acquisition charges, and (iii) LaSalle incentive fees and equity earnings.

(2) Relative TSR has the meaning set forth in the previous table. Beginning Share Price for any Performance Period means the average closing price of the Company's common stock for the final 20 trading days of the prior calendar year. Final Share Price for any Performance Period means the average closing price of the Company's common stock for the final 20 trading days of such Performance Period.

(3) Discussed below in "Progress Against 2020 Long-Term Objectives."

The **GEB LTIP is funded from Adjusted EBITDA performance**. We first establish funding for the total incentive (the Annual Incentive Plan plus the GEB LTIP) as a percentage of Adjusted EBITDA. We then apply 34% of the funding for the GEB LTIP, which we pay in RSUs. We apply the remainder to the Annual Incentive Plan.

We deliver the awards under the GEB LTIP in RSUs with the exception of Mr. Jacobson. Grants earned with respect to 2017 performance will vest in thirds each year beginning in 2019. In lieu of RSUs, Mr. Jacobson receives a notional investment in a weighted average global return for LaSalle's entire assets under management.

The table below provides the threshold, target, and maximum levels for each performance goal of the GEB LTIP.

GEB LTIP Performance Goals (in millions)	2015 - 2017 Target Performance			
	Relative Weight	Threshold	Target	Maximum
LTIP Adjusted EBITDA (1)	40%	$1,602	$2,003	$2,404
Relative TSR (2)	10%	30th Percentile	60th Percentile	90th Percentile
2020 Objectives (3)	50%	50 points	75 points	100 points

(1) To determine the compensation of Named Executive Officers, the Committee utilizes a variation of disclosed adjusted EBITDA, which we refer to as LTIP Adjusted EBITDA and excludes (i) net non-cash MSRs and mortgage banking derivative activity, (ii) certain restructuring and charges, and (iii) LaSalle incentive fees and equity earnings.

(2) Relative TSR has the meaning set forth in the previous table.

(3) Discussed below in **"Progress Against 2020 Long-Term Objectives."**

Determination of 2017 Long-Term Incentives: GEB LTIP

The table below presents the actual performance for the 2015-2017 period versus targets for the GEB LTIP.

GEB LTIP Performance Measures (in millions)	Relative Weight	Target 2015 - 2017	Actual 2015 - 2017	% of Target
LTIP Adjusted EBITDA (1)	40%	$2,003.0	$1,863.1	93%
Relative TSR (2)	10%	60th Percentile	29th Percentile	48%
2020 Objectives (3)	50%	75 points	79 points	105%

(1) To determine the compensation of Named Executive Officers, the Committee utilizes a variation of disclosed adjusted EBITDA, which we refer to as Adjusted EBITDA and excludes (i) net non-cash mortgage servicing rights and mortgage banking derivative activity, (ii) certain restructuring and acquisition charges, and (iii) LaSalle incentive fees and equity earnings.

(2) Determined based on the percentile ranking within the Russell 3000.

(3) Discussed below in "**Progress Against 2020 Long-Term Objectives.**"

Progress against 2020 Long-Term Objectives

The following includes some of the factors that we took into account in determining the extent to which our Named Executive Officers collectively met our 2020 Objectives for 2017.

Growth and Profitability (40%)

- **Build our leading local and regional market positions** — Growth in global leasing and tenant representation ahead of established targets; expansion and further organic growth of industrial business exceeding targeted growth; exceeded target for planned revenue growth in Canada; continued progress on roadmap for strategy in Africa.

- **Grow our leading position in Corporate Solutions** — Exceeded targets for global Corporate Solutions revenue growth; met targets established on growing the EMEA Corporate Solutions business revenue; did not meet goals on margin in U.S.

- **Capture the leading share of global capital flows for investment sales** — Achieved above target growth on debt business in EMEA; exceeded targets for global Capital Markets against established 2020 plans; U.S. Capital Markets business exceeded targets.

- **Strengthen LaSalle Investment Management's leadership position** — Achieved above target growth for US core platform; below targets for LaSalle Total AUM goal.

Platform (30%)

- Maintained investment grade balance sheet; exceeded planned target for profitable procurement functions across the Company; completion of all internal components of the rebrand; continued success of several key technology platforms; data management in place.

Productivity (15%)

- Launch of program for foundations and advancement of shared service organization including service areas of excellence; completion of implementation of career and compensation framework in targeted countries; target met to improve productivity in shared service centers in targeted cities.

Leadership (15%)

- Continued significant progress on hiring and promotions of women within all units of the business; ongoing focus on building depth of successors for all GEB leadership roles; progress made on actionable development plans but below target; succeeded in establishing senior leadership development programs in all regions; continued to win key awards for client service, integrity, governance, and being a good place to work for employees.

Adjusted EBITDA results produced funding of 108% of the budget. Based on the funding, the Committee approved the following GEB LTIP awards for 2017 based on the performance versus targets of LTIP Adjusted EBITDA, Relative TSR, and the 2020 Objectives. Results for each of the performance measures yields an award range of 50% - 150% of target funding. After considering company performance, using straight-line interpolation yields an award for the GEB LTIP of 87% of target funding. We deliver the awards under the GEB LTIP in RSUs with the exception of Mr. Jacobson. Grants earned in 2017 will vest in thirds each year beginning in 2019. In lieu of RSUs, Mr. Jacobson receives a notional investment in a weighted average global return for LaSalle's entire assets under management.

GEB Members (in thousands)	Target	Target Funding (108%) (1)	% of Target Funding	Award
Christian Ulbrich	$2,618	$2,827	87%	$2,460
Richard Bloxam	$1,054	$1,138	87%	$990
Jeff A. Jacobson	$752	$812	87%	$707
Christie B. Kelly	$1,120	$1,210	87%	$1,052
Gregory P. O'Brien	$1,598	$1,726	87%	$1,501
Total	$7,142	$7,713	87%	$6,710

(1)   The maximum award amounts available under the GEB LTIP are 150% of target funding. The following are the maximum award amounts available by individual: $4,241,000 for Mr. Ulbrich, $1,707,000 for Mr. Bloxam, $1,218,000 for Mr. Jacobson, $1,815,000 for Ms. Kelly, and $2,589,000 for Mr. O'Brien. We provide additional information about the payments under the GEB LTIP to our Named Executive Officers in the Summary Compensation Table. In addition to the GEB LTIP, Mr. Jacobson received an award of $694,000 under the LaSalle LTIP.

The aggregate award in the above table of $6,710 is composed of the following amounts for each performance measure:

Performance Measures (in thousands)	Award Value	% of Total Award
LTIP Adjusted EBITDA [1]	$2,550	38%
Relative TSR [2]	$0	0%
2020 Objectives [3]	$4,160	62%
Total	$6,710	100%

The LaSalle LTIP

Since he is the Chief Executive Officer of LaSalle, **Jeff A. Jacobson, who is one of our Named Executive Officers, participates in the LaSalle LTIP as well as the GEB LTIP**.

Under the LaSalle LTIP, we determine a fixed incentive amount to be paid to a group of senior LaSalle officers at the end of each year through a portion of the incentive fees LaSalle has earned, plus a portion of LaSalle's global pre-bonus EBITDA. We have established the LaSalle LTIP for the period of January 1, 2013 and ending December 31, 2017. The award is paid in one-quarter tranches over four years.

The LaSalle LTIP is **funded each calendar year by the sum of 15% of the gross incentive fees earned by LaSalle plus 5% of LaSalle's global pre-bonus EBITDA** (net of incentive fees), both from the prior year. The resulting pool, as funded by the global pre-bonus EBITDA, will be reduced to the extent necessary to ensure that the ratio of LaSalle's total compensation to total revenue does not exceed 60% for any given year. This ratio will be calculated using the gross LaSalle LTIP award in the year earned and not the U.S. GAAP amortization expense reflected in LaSalle's financial statements.

We then make the payout from the pool to those LaSalle executives who were previously granted a fixed number of participant points against the pool.

We provide in the Summary Compensation Table information about the specific awards we made to Mr. Jacobson under the LaSalle LTIP.

Additional Compensation Elements

United States Savings and Retirement Plan for U.S. Based Named Executive Officers

Our United States Savings and Retirement Plan (*Retirement Plan*) is a defined contribution plan qualified under Section 401(k) of the U.S. Internal Revenue Code. We make matching contributions to each eligible participant's account in an amount equal to 100% of each dollar contributed to the Retirement Plan, up to the first 3% of the participant's compensation. We match 50% of each dollar contributed to the Retirement Plan on the next 2% of compensation. The maximum match under the plan is currently $10,800 per year per participant based on the annual compensation limit under the Code. Pre-tax, Roth after-tax, and catch-up contributions are taken into account in determining the amount of employer matching contributions. A participant does not become eligible to receive the Company's matching payments unless he or she has completed at least 1,000 hours of service during the 12-month period beginning on the date of hire or during any Retirement Plan year that begins after the date of hire. Participants are vested in all amounts in their Retirement Plan accounts.

Our Named Executive Officers who are United States taxpayers, Jeff A. Jacobson, Christie B. Kelly, and Gregory P. O'Brien, are eligible to participate in the Retirement Plan. Messrs. Jacobson and O'Brien participated during 2017. The matching contributions we made on their behalf are reported in the Summary Compensation Table.

United States Deferred Compensation Plan

Effective for compensation paid on and after January 1, 2004, we established a **Deferred Compensation Plan for our employees in the United States who are at our National Director level and above**. The Deferred Compensation Plan is a non-qualified deferred compensation program intended to comply with Section 409A of the Code. The Plan permits eligible participants, including those of our Named Executive Officers who are subject to United States income tax, to voluntarily elect to defer up to 75% of their base salaries, up to 100% of their annual incentives and up to 100% of their vested restricted stock unit awards. There is no Company match on deferrals other than those in the qualified plan.

Members of our Board of Directors are eligible to participate in the Deferred Compensation Plan with respect to their Director fees and, effective for 2013, the restricted stock unit portions of their retainers.

The amounts of any compensation deferred under the Deferred Compensation Plan remain an asset of the Company and constitute an unsecured obligation of the Company to pay the participants in the future. As such, they are subject to the claims of other creditors in the event of the Company's insolvency. Gains and losses on deferred amounts are credited based on the performance of a hypothetical investment in a variety of mutual fund investment choices the participants select. Participants must elect certain future distribution dates on which all or a portion of their accounts will be paid to them in cash, including in the case of a change in control of the Company. The Company does not make any contributions to the Deferred Compensation Plan beyond the amounts of compensation that participants themselves elect to contribute.

Jeff A. Jacobson has previously elected to defer certain amounts of their compensation under the Deferred Compensation Plan. We provide their account values below.

Severance Arrangements for Named Executive Officers

We currently maintain a Severance Pay Plan for full-time employees in the United States, including executive officers. To be eligible to receive benefits under the Severance Pay Plan, an employee must be involuntarily terminated from employment under specified circumstances and also must meet all of the conditions of the Severance Pay Plan. Severance benefits includes: (1) base severance, composed of one-half month of base pay (not including the expected annual incentive) in effect at the time of the employment termination and (2) enhanced severance provided the employee executes a severance agreement and general release in favor of JLL. The severance is the same regardless of whether it is related to a change in control.

Enhanced severance is a multiple of base pay that varies with the circumstances of termination and is otherwise based on an employee's position level and length of service, reimbursement for certain health care insurance costs and outplacement for professional employees. The maximum benefit under the Severance Pay Plan would be fifteen months of base pay. For employees terminated after June 30 of any given year and before annual incentives are paid for the year in which they are terminated, enhanced severance also may include an annual incentive payment, calculated as a pro-rated share of the employee's target annual incentive for the year of termination, subject to JLL's then existing practice of determining annual incentive payments.

Under a provision of the Severance Pay Plan that we have specifically established to cover members of our Global Executive Board, each of the Named Executive Officers would be eligible (regardless of length of service or location) to receive a minimum of twelve months of base salary, plus an amount equal to the individual's target annual incentive then in effect, as enhanced severance if his or her employment is involuntarily terminated by the Company without cause. To the extent applicable, a GEB participant who is also eligible to receive severance payments under any other plan, program or arrangement provided to employees in countries other than the United States may elect whether to receive payments under the Severance Pay Plan or such other arrangement, but is not entitled to receive payments under both. In any event, the maximum benefit under the Severance Pay Plan remains at fifteen months (excluding potential for prorated share under the annual incentive plan based on the individual's exit date) if a participant has sufficient longevity with the Company to exceed the twelve-month minimum.

The potential severance benefits we make available to our Named Executive Officers are designed to assist in retaining them as we compete for talented employees in a marketplace for global talent where similar (if not often greater) protections are commonly offered. We intend for severance benefits to ease an employee's transition due to an unexpected employment termination by the Company. As our severance benefits would also be available in the case of a termination that followed a change in control, our severance arrangements also encourage employees to remain focused on the Company's business in the event of rumored or actual fundamental corporate changes. We do not provide any tax gross-ups on severance payments under any circumstances.

Perquisites

We do not provide personal perquisites (such as non-business airline travel) of any significance to our Named Executive Officers as part of their compensation packages. In appropriate circumstances, we do provide reimbursement for certain expatriate expenses, all of which we disclose in the Summary Compensation Table. Mr. Ulbrich's transportation allowance is aligned with market practice when compared to his Chief Executive Office peers in Europe.

Compensation Committee Report

As more particularly described above under "Corporate Governance Principles and Board Matters," the Compensation Committee of the Board is responsible for providing independent, objective oversight of JLL's executive compensation programs, including those with respect to stock ownership. The Compensation Committee is currently composed of six Non-Executive Directors, each of whom is independent as defined by the NYSE listing standards in effect at the time of mailing of this Proxy Statement and by applicable SEC rules. The Compensation Committee operates under a written charter, which the Board of Directors has approved.

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis presented in this Proxy Statement. Based on such review and discussion, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The Compensation Committee

_____

Ming Lu (Chairman)
Hugo Bagué
Samuel A. Di Piazza, Jr.
Dame DeAnne Julius
Sheila A. Penrose
Shailesh Rao

Executive Compensation Tables

The following tables and footnotes set forth information regarding the cash and other forms of compensation we paid in respect of performance during each of 2017, 2016, and 2015, to our Named Executive Officers:

- Our **Chief Executive Officer and President**;

- Our **Chief Financial Officer**; and

- In alphabetical order, our next **three most highly compensated Executive Officers**.

Each of the Named Executive Officers held the position indicated in the table for all of 2017.

Except as specified, the footnote disclosures below generally relate only to compensation for 2017. We included footnotes to compensation for prior years in the respective Proxy Statements relating to those years. The footnotes explain how and where we converted amounts in the tables from other currencies into U.S. Dollars.

Summary Compensation Table

Name and Principal Position	Year	Salary [1]	Bonus	Stock Awards [2]	Option Awards	Non-Equity Incentive Plan Compensation [3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation [1][4]	Total
Christian Ulbrich Chief Executive Officer and President	2017	$809,858	—	$2,460,000		$5,841,000	—	$108,143	$9,219,001
	2016	$481,619	—	$2,431,351		$3,024,930	—	$88,435	$6,026,335
	2015	$369,959	—	$1,920,000	—	$4,032,000	—	$71,448	$6,393,407
Christie B. Kelly Chief Financial Officer	2017	$400,000	—	$1,052,000	—	$2,365,000	—	$23,430	$3,840,430
	2016	$400,000	—	$1,176,984	—	$1,910,000	—	$21,658	$3,508,642
	2015	$400,000	—	$1,920,000	—	$3,715,000	—	$13,099	$6,048,099
Richard Bloxam Global Chief Executive Officer, Capital Markets	2017	$445,517	—	$1,340,000	—	$2,333,000	—	$46,113	$4,164,630
Jeff A. Jacobson Chief Executive Officer LaSalle Investment Management	2017	$400,000	—	—	—	$4,457,000	—	$15,704	$4,872,704
	2016	$400,000	—	—	—	$3,649,000	—	$9,125	$4,058,125
	2015	$400,000	—	$300,000	—	$5,082,000	—	$25,997	$5,807,997
Gregory P. O'Brien Chief Executive Officer Americas	2017	$400,000	—	$1,501,000		$3,608,000	—	$33,435	$5,542,435
	2016	$400,000	—	$1,176,984		$2,410,000	—	$29,223	$4,016,207
	2015	$400,000	—	$1,920,000	—	$3,872,000	—	$21,322	$6,213,322

Please Note:

(1)   We pay the annual base salaries and certain other compensation for Messrs. Bloxam and Ulbrich in the currencies where they reside — Euros for Mr. Ulbrich, and British Pounds for Mr. Bloxam. As such, amounts fluctuate in U.S. dollars given movement in foreign currency exchange rates over time; the amounts in the table above were converted from local currencies to U.S. Dollars using the applicable exchange rates as of December 31. For 2017, the year-end exchange rates to U.S. Dollars were 1.19979 for Euros, and 1.35005 for British Pounds. Amounts shown in the table for Messrs. Bloxam and Ulbrich in the "Stock Awards" and "Non-Equity Incentive Plan Compensation" columns were originally quoted in U.S. Dollars and so do not raise the same currency translation considerations as the other compensation.

(2)   The amounts we report in this column reflect the grant date fair values of certain different stock awards we made to our Named Executive Officers computed in accordance with the Financial Accounting Standards Board's Accounting Standards Codification Topic 718, Compensation — Stock Compensation.

We discuss these different types of awards in more detail below under "Grants of Plan-Based Awards For 2017."

(3)   **The amounts in this column reflect annual incentive cash payments** we made under the performance-based awards provisions that we used to determine executive compensation under our existing Stock Award and Incentive Plan. Consistent with previous years' disclosures in our Proxy Statements, the annual incentive amounts shown for 2017 were actually paid in 2018 but relate to the achievement of performance objectives established for 2017.

(a) **For Mr. Jacobson, the amount in this column includes $694,000 earned under the LaSalle LTIP for 2017**, one-quarter of which ($173,500) was paid in cash in 2018 and the other three quarters of which will be paid in cash in 2019, 2020 and 2021, respectively, assuming that he has not then previously terminated his employment at the time of the payment. We also show this amount separately in the table below under "Grants of Plan-Based Awards For 2017."

(b) **For Mr. Jacobson, the amount in this column includes $707,000 paid in connection with the award made under the GEB LTIP** in lieu of restricted stock units. This award is discussed in more detail below in footnote (1)(b) under "Grants of Plan-Based Awards for 2017."

(4)　　(a) **The other amounts in this column** with respect to 2017 reflect:

　　(i)　　Matching contributions by JLL to the Savings and Retirement Plan of $10,800 for each of Mr. Jacobson and Mr. O'Brien;

　　(ii)　　Premiums paid on life insurance policies and healthcare incentive bonuses under our health plan in the aggregate of $4,235 for Mr. Ulbrich, $914 for Ms. Kelly, $4,346 for Mr. Bloxam, $914 for Mr. Jacobson and $914 for Mr. O'Brien;

　　(iii)　　Pension contributions of $30,691 for Mr. Ulbrich and $24,913 for Mr. Bloxam; and

　　(iv)　　Transportation allowances of $43,453 for Mr. Ulbrich and $14,344 for Mr. Bloxam.

(b) In each of June and December of 2017, at the same time that the Company paid a semi-annual cash dividend of $0.35 per share and $0.37 per share, respectively, of its outstanding Common Stock, the Company also paid a dividend equivalent of the same amount on each outstanding unvested restricted stock unit. The amounts shown in this column include the dividend equivalents that were paid on restricted stock units held by Mr. Ulbrich in the total amount of $29,775; Ms. Kelly in the total amount of $22,516; Mr. Bloxam in the total amount of $2,509; Mr. Jacobson in the total amount of $3,990; and Mr. O'Brien in the total amount of $21,596. We do not include dividends paid on shares that have previously vested and may still be held by the Named Executive Officers in personal brokerage accounts.

Grants of Plan-Based Awards For 2017

The following table sets forth information about awards, the totals of which are reflected in the Summary Compensation Table above, that we made to the Named Executive Officers under our existing Stock Award and Incentive Plan, including under the GEB LTIP and the LaSalle LTIP. We did not grant any stock options to the Named Executive Officers in 2017 and do not anticipate doing so during 2018.

Name	Grant Date	Equity Under Future Payouts Under Non-Equity Incentive Plan Awards [1]			Equity Under Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units [2][3]	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
		Threshold	Target	Maximum	Threshold	Target	Maximum				
Christian Ulbrich	3/1/18	—	—	—	—	—	—	15,193	—	—	$ 2,460,000
Totals:											**$ 2,460,000**
Christie B. Kelly	3/1/18	—	—	—	—	—	—	6,497	—	—	$ 1,052,000
Totals:											**$ 1,052,000**
Richard Bloxam	3/1/18	—	—	—	—	—	—	6,114	—	—	$ 990,000
	1/17/17	—	—	—	—	—	—	3,408	—	—	$ 350,000
Totals:											**$ 1,340,000**
Jeff A. Jacobson	3/1/18	$ 694,000	$ 694,000	$ 694,000	—	—	—	—	—	—	694,000
	3/1/18	$ 707,000	$ 707,000	$ 707,000	—	—	—	—	—	—	707,000
Totals:			**$ 1,401,000**								**$ 1,401,000**
Gregory P. O'Brien	3/1/18	—	—	—	—	—	—	9,270	—	—	$ 1,501,000
Totals:											**$ 1,501,000**

(1)　　*LaSalle Long-Term Incentive Compensation Program*

(a) The 2018 grant for $694,000 reflects the cash award we made under the LaSalle LTIP in 2018 to Mr. Jacobson and that is subject to future vesting. The award relates to 2017 performance. Of the amount shown in the table, one quarter has been paid in cash in 2018 and one quarter will be paid in cash in each of 2019, 2020, and 2021 assuming that Mr. Jacobson has not then previously terminated his employment at the time of the payment. The amount shown for each of "Threshold," "Target," and "Maximum" is the same because it has already been determined and does not charge based on future performance.

(b) The 2018 grant for $707,000 reflects the awards we made under the GEB LTIP. In lieu of restricted stock units, these amounts will be notionally invested in a weighted average global return for LaSalle's assets under management.

(2) ***Restricted Stock Units Paid under the GEB LTIP.*** The Named Executive Officers below received their 2017 annual GEB LTIP award (granted in 2018) in the form of restricted stock units (rounded up to the nearest whole share).

Name	Grant Date	Number of Restricted Stock Units [1]	Closing Price Per Share of Common Stock on Grant Date	Value of Restricted Stock Units Based on Grant Date Closing Price
Christian Ulbrich	3/1/18	15,193	$ 161.92	$ 2,460,000
Christie B. Kelly	3/1/18	6,497	$ 161.92	$ 1,052,000
Richard Bloxam	3/1/18	6,114	$ 161.92	$ 990,000
Gregory P. O'Brien	3/1/18	9,270	$ 161.92	$ 1,501,000

(1) All of these restricted stock unit awards vest ratably over three years.

(3) ***One-Time Grants of Restricted Stock Units***. The award received by Mr. Bloxam on January 17, 2017 was a one-time grant made in recognition of his promotion to Global Chief Executive Officer, Capital Markets. The closing price per share of Common Stock for this award was $102.70 and vests on February 15, 2020.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth certain information concerning the number and value of unvested restricted stock units outstanding as of December 29, 2017, when the price per share of our Common Stock at the close of trading on the NYSE was $148.93. The stock awards reported in this table were all made under our existing Stock Award and Incentive Plan and represent (a) grants of restricted stock units paid as part of our annual incentives and (b) restricted stock units paid under the GEB LTIP. None of our Named Executive Officers has any outstanding stock options.

Name	Option Awards — Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards — Number of Restricted Stock Units That Have Not Vested (#) [1]	Market Value of Restricted Stock Units That Have Not Vested ($)
Christian Ulbrich	0	0	0	n/a	39,090	$ 5,821,674
Christie B. Kelly	0	0	0	n/a	30,534	$ 4,547,429
Richard Bloxam	0	0	0	n/a	9,522	$ 1,418,112
Jeff A. Jacobson	0	0	0	n/a	5,005	$ 745,395
Gregory P. O'Brien	0	0	0	n/a	28,786	$ 4,287,099

(1) The restricted stock units in this table will vest on the basis of one of our standard vesting schedules which include (A) 100% vesting after three years, (B) 50% vesting after three years and 50% after five years, and (C) one-third vesting after one year, one-third vesting after two years, and one-third vesting after three years.

Option Exercises and Stock Vested During 2017

The following table sets forth information about grants of restricted stock units we made prior to 2018 and that vested in 2017. None of the Named Executive Officers exercised any options during 2017 and none of them has any options outstanding.

Name	Option Awards — Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Stock Awards — Number of Shares Acquired on Vesting (#) [1]	Value Realized on Vesting ($) [2]
Christian Ulbrich	0	0	12,962	$ 1,499,222
Christie B. Kelly	0	0	8,208	$ 952,873
Richard Bloxam	0	0	0	$ 0
Jeff A. Jacobson	0	0	3,718	$ 433,106
Gregory P. O'Brien	0	0	7,345	$ 865,036

(1)   Number of shares shown represent the total number of shares vested excluding shares withheld for tax obligations, if applicable.

(2)   Values shown represent the per share closing price of our Common Stock on the NYSE on the respective vesting dates for the restricted stock units indicated. Units shown in the table vested on February 23, 2017, with a related price per share of $115.64; on February 24, 2017, with a related price per share of $115.62; on February 25, 2017, with a related price per share of $113.93; on July 1, 2017, with a related price per share of $125.00; and on August 25, 2017, with a related price per share of $120.20.

Retirement Benefits

We do not have a defined benefit retirement plan for any of our Named Executive Officers. All of the Company's contributions we describe below are reflected in the Summary Compensation Table under "All Other Compensation."

Christie B. Kelly, Jeff A. Jacobson, and Gregory P. O'Brien.   As employees within the United States, each of Ms. Kelly, Mr. Jacobson, and Mr. O'Brien is eligible to participate in the United States Savings and Retirement Plan, a defined contribution plan qualified under Section 401(k) of the Internal Revenue Code, on the same terms and conditions that apply to our U.S. employees generally. We provide additional information about the operation of our United States Savings and Retirement Plan in the Compensation Discussion and Analysis. The maximum annual matching contribution by the Company for each person who participates in the 401(k) Plan, effective after such person has been employed for twelve months, is currently $10,800.

Nonqualified Deferred Compensation

The following table sets forth certain information concerning the voluntary participation by certain of our Named Executive Officers in our U.S. Deferred Compensation Plan, a Plan to which employees who are taxpayers in the United States may provide contributions but to which the Company itself does not make any contributions. We provide additional information about this Plan in the Compensation Discussion and Analysis. Amounts shown below are as of December 31, 2017. Since they are not U.S. taxpayers, neither of Messrs. Bloxam nor Ulbrich is eligible to participate in this Plan.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings (Losses) in Last Fiscal Year	Aggregate Withdrawals or Distributions	Aggregate Balance at Last Fiscal Year End
Jeff A. Jacobson	$0	$0	$24,579	$0	$138,101

Termination and Change in Control Payments

The following tables provide a summary of the approximate amounts that we would be obligated to pay to each of our Named Executive Officers, following or in connection with a termination that results from:

- Voluntary termination by the Named Executive Officer;

- Involuntary termination of the Named Executive Officer;

- Retirement, including the definition of retirement under the 2017 Stock Award and Incentive Plan; or

- A change in control of the Company.

Christian Ulbrich

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC - Constructive Termination	CIC - Involuntary Termination
Cash Severance Benefit [a]	$ —	$ 5,891,857[b]	$ —	$ —	$ 5,891,857[c]	$ 5,891,857
Vacation Pay	$ 22,318[d]	$ 22,318	$ 22,318	$ —	$ 22,318	$ 22,318
Benefit Continuation	$ —	$ —	$ —	$ —	$ —	$ —
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$ 5,082,000[e]	$ —	$ —	$ 5,082,000	$ 5,082,000
Retirement Plan Benefits	$ —	$ —	$ —	$ —	$ —	$ —
Long Term Incentive Awards						
- Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
- Restricted Shares [g]	$ —	$ 242,160	$ 5,508,176	$ 424,897[f]	$ 424,897	$ 5,933,073
- Cash	$ —	$ 206,000	$ 206,000	$ 206,000	$ 206,000	$ 206,000
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ —	$ —	$ —		
Total Value of Payments	$ 22,318	$ 11,444,336	$ 5,736,494	$ 630,897	$ 11,627,073	$ 17,135,249

Notes:

(a) Annual base salaries and certain other compensation are paid in the country Mr. Ulbrich resides. For 2017, the year-end foreign currency exchange rates to U.S. Dollars were 1.19979 for Euros.

(b) Involuntary termination provides current severance benefits under our Severance Pay Plan, which may be selected as an alternative to the "Garden Leave" provisions under Mr. Ulbrich's employment arrangements. This benefit assumes no additional expense related to reimbursement of other personal allowances currently extended to Mr. Ulbrich. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(c) Change in control severance benefits would result from the continuation of the Company's Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(d) Vacation pay shown is for a full year of unused vacation, but the actual amount paid would be reduced by actual vacation having been taken at time of termination.

(e) Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(f) Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. Effective 2013, equity grants under our GEB long-term incentive compensation plans have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

(g) The value of unvested restricted stock units outstanding as of December 31, 2017, when the price per share of our Common Stock at the close of trading on the NYSE was $148.93.

Christie B. Kelly

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC - Constructive Termination	CIC - Involuntary Termination
Cash Severance Benefit	$ —	$ 2,580,000[a]	$ —	$ —	$ 2,580,000[b]	$ 2,580,000
Vacation Pay	$ —	$ —	$ —	$ —	$ —	$ —
Benefit Continuation	$ —	$ 23,620	$ —	$ —	$ 23,620	$ 23,620
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$ 2,180,000[c]	$ —	$ —	$ 2,180,000	$ 2,180,000
Retirement Plan Benefits	$ —	$ —	$ —	$ —	$ —	$ —
Long Term Incentive Awards	$ —	$ —	$ —	$ —	$ —	$ —
- Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
- Restricted Shares [e]	$ —	$ 90,847	$ 3,506,110	$ 1,078,104[d]	$ 1,078,104	$ 3,779,694
- Cash	$ —	$ 206,000	$ 206,000	$ 206,000	$ 206,000	$ 206,000
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ 15,000	$ —	$ —	$ 15,000	$ 15,000
Total Value of Payments	$ —	$ 5,095,467	$ 3,712,110	$ 1,284,104	$ 6,082,724	$ 8,784,314

Notes:

(a)   Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(b)   Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c)   Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(d)   Company equity awards granted in connection with new hire become fully vested upon a change in control, as defined in the applicable award agreements and plan documents. All equity grants made as a GEB member have a "double trigger" in the case of a change in control (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis).

(e)   The value of unvested restricted stock units outstanding as of December 31, 2017, when the price per share of our Common Stock at the close of trading on the NYSE was $148.93.

Richard Bloxam

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC - Constructive Termination	CIC - Involuntary Termination
Cash Severance Benefit [a]	$ —	$ 2,491,518[b]	$ —	$ —	$ 2,491,518[c]	$ 2,491,518
Vacation Pay	$ 8,568	$ 8,568	$ 8,568	$ —	$ 8,568	$ 8,568
Benefit Continuation	$ 14,344	$ 14,344	$ 14,344	$ —	$ 14,344	$ 14,344
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$ 2,046,000[d]	$ —	$ —	$ 2,046,000	$ 2,046,000
Retirement Plan Benefits	$ —	$ 16,201	$ —	$ —	$ 16,201	$ 16,201
Long Term Incentive Awards						
- Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
- Restricted Shares [f]	$ —	$ —	$ 1,418,111	$ —[e]	$ —	$ 1,418,111
- Cash	$ —	$ —	$ —	$ —	$ —	$ —
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ 20,251	$ —	$ —	$ 20,251	$ 20,251
Total Value of Payments	$ 22,912	$ 4,596,882	$ 1,441,023	$ —	$ 4,596,882	$ 6,014,993

Notes:

(a) Annual base salaries and certain other compensation are paid in the country Mr. Bloxam resides. For 2017, the year-end foreign currency exchange rates to U.S. Dollars were 1.35005 for British Pounds.

(b) Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(c) Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(d) Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's Severance Pay Plan.

(e) Company equity awards granted prior to GEB election become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. Effective 2013, equity grants under our GEB long-term incentive compensation plans have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

(f) The value of unvested restricted stock units outstanding as of December 31, 2017, when the price per share of our Common Stock at the close of trading on the NYSE was $148.93.

Jeff A. Jacobson

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC - Constructive Termination	CIC - Involuntary Termination
Cash Severance Benefit	$ —	$ 3,048,000[a]	$ —	$ —	$ 3,048,000[b]	$ 3,048,000
Vacation Pay	$ —	$ —	$ —	$ —	$ —	$ —
Benefit Continuation	$ —	$ 21,789	$ —	$ —	$ 21,789	$ 21,789
Deferred Compensation Balance	$ 138,101[c]	$ 138,101	$ 138,101	$ —	$ 138,101	$ 138,101
Annual Incentive Awards	$ —	$ 2,648,000[d]	$ —	$ —	$ 2,648,000	$ 2,648,000
Retirement Plan Benefits	$ 1,428,109[e]	$ 1,428,109	$ 1,428,109	$ —	$ 1,428,109	$ 1,428,109
Long Term Incentive Awards						
- Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
- Restricted Shares [g]	$ —	$ 163,376	$ —	$ 300,392[f]	$ 300,392	$ 300,392
- Cash [i]	$ 4,760,771[h]	$ 4,760,771	$ 4,760,771	$ —	$ 4,760,771	$ 4,760,771
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ 15,000	$ —	$ —	$ 15,000	$ 15,000
Total Value of Payments	$ 6,326,982	$ 12,223,147	$ 6,326,982	$ 300,392	$ 12,360,163	$ 12,360,163

Notes:

(a)   Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(b)   Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c)   Deferred Compensation Benefits reflect the value of fully-vested employee contributions to the Company's Nonqualified Deferred Compensation Plan as of December 31, 2017. Specific distribution elections may result in payments over a period and not in a lump sum as described within the table.

(d)   Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(e)   Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2017.

(f)   Company equity awards granted prior to 2013 become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. Effective 2013, equity grants under our GEB long-term incentive compensation plans have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

(g)   The value of unvested restricted stock units outstanding as of December 31, 2017, when the price per share of our Common Stock at the close of trading on the NYSE was $148.93.

(h)   Retirement Rule of 65 has been met and shares will continue to vest if voluntary termination occurs. Under the assumption that a non-solicit waiver has been received.

(i)   Effective 2015 awarded LTIP, in lieu of RSUs, LaSalle CEO will be notionally invested in a weighted average global return for LaSalle's entire AUM. The cash amounts will follow same rules as the LTIP RSUs, however, distribution will follow the LaSalle restrictions.

Gregory P. O'Brien

Element of Compensation	Voluntary Termination	Involuntary Termination (no cause)	Retirement Upon Rule of 65	Upon Change in Control Event (CIC)	CIC - Constructive Termination	CIC - Involuntary Termination
Cash Severance Benefit	$ —	$ 3,502,000[a]	$ —	$ —	$ 3,502,000[b]	$ 3,502,000
Vacation Pay	$ —	$ —	$ —	$ —	$ —	$ —
Benefit Continuation	$ —	$ 21,933	$ —	$ —	$ 21,933	$ 21,933
Deferred Compensation Balance	$ —	$ —	$ —	$ —	$ —	$ —
Annual Incentive Awards	$ —	$ 3,102,000[c]	$ —	$ —	$ 3,102,000	$ 3,102,000
Retirement Plan Benefits	$ 1,012,409[d]	$ 1,012,409	$ 1,012,409	$ —	$ 1,012,409	$ 1,012,409
Long Term Incentive Awards						
- Stock Options	$ —	$ —	$ —	$ —	$ —	$ —
- Restricted Shares [f]	$ 3,306,097[g]	$ 3,306,097	$ 3,306,097	$ 374,261[e]	$ 374,261	$ 3,488,834
- Cash	$ —	$ 206,000	$ 206,000	$ 206,000	$ 206,000	$ 206,000
Excise Tax Gross Up	$ —	$ —	$ —	$ —	$ —	$ —
Outplacement Services	$ —	$ 15,000	$ —	$ —	$ 15,000	$ 15,000
Total Value of Payments	$ 4,318,506	$ 11,165,439	$ 4,524,506	$ 580,261	$ 8,233,603	$ 11,348,176

Notes:

(a)   Involuntary termination provides current severance benefits under our standard Company Severance Pay Plan. Other than as the result of the severance benefit we describe above, we do not have any additional or enhanced severance benefits for any of our Named Executive Officers that would result from a change of control over the Company.

(b)   Change in control severance benefits would result from the continuation of the Company's standard Severance Pay Plan following change in control. Other than as the result of the severance benefit we describe above, the Company does not provide any additional or enhanced change in control benefits.

(c)   Annual incentive awards are based on actual Company, business segment and individual performance prorated for the period employed during the year at time of termination. The amount shown is an estimate based on the operation of the Company's standard Severance Pay Plan.

(d)   Retirement Plan Benefits reflect the value of fully vested employee and employer contributions to the Company's 401(k) Savings and Retirement Plan as of December 31, 2017.

(e)   Company equity awards granted prior to GEB election become fully vested upon on change of control, as defined in the applicable award agreements and plan documents. Effective 2013, equity grants under our GEB long-term incentive compensation plans have a "double trigger" in the case of a change of control (namely the executive's employment must be terminated after the change of control in order for the restricted stock to vest on an accelerated basis).

(f)   The value of unvested restricted stock units outstanding as of December 31, 2017, when the price per share of our Common Stock at the close of trading on the NYSE was $148.93.

(g)   Retirement Rule of 65 has been met and shares will continue to vest if voluntary termination occurs. Under the assumption that a non-solicit waiver has been received.

Pay Ratio Disclosure

Pursuant to Item 402(u) of Regulation S-K and Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, we are required to disclose the ratio of our median employee's annual total compensation to the annual total compensation of our Chief Executive Officer and President. As a global organization, we have employees operating in 80 countries. Our objective is to provide competitive compensation commensurate with an employee's position and geographic location. The following outlines our methodology for computing the ratio and the results of our analysis:

In identifying our median employee, we used total cash compensation, as it represents a compensation measure consistently applied to all employees. The majority of our employees receive a base salary (paid on an hourly, weekly, biweekly or monthly basis) and some are eligible for an annual cash bonus. Other remuneration such as stock is not used for large portions of our employee population. As a result, we believe that total cash compensation provides an accurate depiction of total earnings for the purpose of identifying our median employee.

We identified our median employee from our employee population at October 1, 2017, on which date we had a total of 76,874 employees (22,925 in the United States and 53,949 outside the United States). In doing so, we utilized 2016 compensation data (and therefore did not consider the compensation of employees who were not also employed by us for all of 2016) because of the time required to gather payroll data from over 52 external payroll providers and our determination that our employee population mix and distribution (geographic and otherwise) and employee compensation arrangements had not changed significantly from 2016 and that, accordingly, we could identify our median employee using the 2016 compensation data. Further, as part of our methodology under the "de minimis" exemption, we excluded a total of 2,743 non-U.S. employees (approximately 3.6% of our total workforce) in 23 countries, as set forth in further detail on *Annex B*.

After identifying the median employee, we calculated the median employee's 2017 compensation. We identified and included the elements of such compensation in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K (including personal benefits that aggregated less than $10,000). We also included the estimated cost to us of health benefits to the median employee under non-discriminatory benefit plans. We used the same methodology to calculate the compensation of our Chief Executive Officer and President (although our Chief Executive Officer does not participate in our non-discriminatory health plans because of the coverage he receives in Germany, where he is located). Using these calculations, our median employee received approximately $48,000 in compensation in 2017, and our Chief Executive Officer and President received $9,219,001, which yields a pay ratio of 192:1.

As discussed above, we used reasonable estimates, assumptions and methodologies to identify the median employee and calculate the pay ratios presented. Because the SEC rules for identifying the median employee and calculating the pay ratio allow companies to use different methodologies, exemptions, estimates and assumptions, the above disclosure may not be comparable to the pay ratio disclosure provided by other companies.

Additional Information

Stock Ownership Guidelines

In order to further align the long-term interests of our key employees with the interests of shareholders, **we have established stock ownership guidelines for members of our Global Executive Board who are also Named Executive Officers**.

In the case of our Chief Executive Officer and President, the minimum amount of equity ownership is the lesser of (i) six times annual base salary or (ii) 60,000 shares. In the case of the other members of the Global Executive Board who are also Named Executive Officers, the minimum amount of equity ownership is the lesser of (i) four times annual base salary or (ii) 40,000 shares. In all cases, each member of the Global Executive Board must retain 100% of all shares acquired on the vesting of equity awards or the exercise of stock options until compliance is achieved.

As of March 15, 2018, all Named Executive Officers meet or exceed their respective stock ownership guidelines.

Clawback Policy

The Compensation Committee has adopted a Clawback Policy that is applicable to our Named Executive Officers, other members of our Global Executive Board, and such other executives and key contributors as the Compensation Committee may designate from time to time. The policy provides that if the Compensation Committee determines that any fraud or intentional misconduct by one or more of our participants caused the Company, directly or indirectly, to restate its financial statements, the Compensation Committee may require reimbursement of any compensation paid or awarded to participants under the GEB LTIP as well as cancel unvested restricted stock awards previously granted to such participants in the amount by which the participants' respective compensation exceeded any lower payment that would have been made based on the restated financial results. The recoupment period would encompass any compensation paid under the GEB LTIP within 36 months prior to the financial restatement.

Change in Control Benefits

Other than as the result of the severance benefits we describe under the preceding severance arrangements section, which apply in the case of terminations regardless of whether they occur in connection with a change in control or not, we do not have any enhanced severance benefits for any of our Named Executive Officers that would specifically result from a change in control over the Company. We do not provide any tax gross-ups on severance payments under any circumstances.

The 2017 Stock Award and Incentive Plan, under which all restricted stock units have been granted, provides that, unless otherwise determined by the Compensation Committee as Plan Administrator in writing at or after the grant of an award, in the event of a change in control (as that is defined in the 2017 Stock Award and Incentive Plan), all outstanding awards under the Plan granted prior to 2013 will, among other things, become fully vested on an accelerated basis. **Effective for 2013 and thereafter, the Compensation Committee has determined that equity grants to our senior executives under our long-term incentive compensation plans have a "double trigger" in the case of a change in control** (namely the executive's employment must be terminated after the change in control in order for the restricted stock to vest on an accelerated basis). Accordingly, unvested grants made in 2014 and thereafter under each of the GEB LTIP and the LaSalle LTIP would become fully vested on an accelerated basis in the event of a change in control only if the recipient's employment is terminated.

Certain Tax Matters

Section 162(m) of the United States Internal Revenue Code limits the deduction a publicly held corporation is allowed for compensation paid to the chief executive officer, the chief financial officer, and to the three most highly compensated executive officers other than the chief executive officer and the chief financial officer. Generally, amounts paid in excess of $1 million to a covered executive cannot be deducted. For tax years prior to 2018, the Internal Revenue Code contained a "performance-based" compensation exception which allowed such compensation to be deducted. For those years, we have designed our annual incentive and equity awards programs to qualify as performance-based compensation, so the compensation we paid to our executive officers was generally fully deductible for U.S. federal income tax purposes. We will continue to monitor issues concerning the tax deductibility of executive compensation and will take appropriate action if we believe it is warranted. Since corporate objectives and strategic needs may not always be consistent with the requirements of full deductibility, we expect, if we believe it is appropriate, to enter into compensation arrangements or provide compensation under which payments will not be fully deductible.

SECURITY OWNERSHIP

Security Ownership by Directors and Management

The following table provides information about the beneficial ownership of our Common Stock, which constitutes the only outstanding voting security of JLL as of March 15, 2018, by:

- Each **Director and Director nominee** of JLL;
- Each of the **Named Executive Officers**; and
- The **Directors, Director nominees, and executive officers of JLL as a group.**

On March 15, 2018, there were 45,490,355 voting shares of Common Stock outstanding.

The table includes shares which the indicated individual had the right to acquire within 60 days after March 15, 2018. It also includes shares the receipt of which certain of our Directors have deferred under a deferred compensation program described above under "Director Compensation." The table does not include unvested restricted stock units issued under the Stock Award and Incentive Plan unless they vest within 60 days after March 15, 2018, since none of such units carries voting or investment power. Unless otherwise indicated in the footnotes, all of such interests are owned directly, and the indicated person or entity has sole voting and dispositive power.

Names of Beneficial Owners [1]	Shares of Common Stock Beneficially Owned	
	Number	Percent of Class (%)
Hugo Bagué	11,905	*
Samuel A. Di Piazza, Jr.	5,162	*
Dame DeAnne Julius	10,778	*
Ming Lu	10,397	*
Bridget Macaskill	756	*
Martin H. Nesbitt	35	*
Sheila A. Penrose [2]	47,102	*
Ann Marie Petach	968	*
Shailesh Rao	3,180	*
Christian Ulbrich	46,293	*
Richard Bloxam [3]	10,422	*
Jeff A. Jacobson [4]	52,034	*
Christie B. Kelly	16,298	*
Gregory P. O'Brien	25,334	*
All Directors, Director nominees and executive officers as a group (19 persons)	285,236	*

* Less than 1%

(1) Unless otherwise indicated, the address of each person is c/o Jones Lang LaSalle Incorporated, 200 East Randolph Drive, Chicago, Illinois 60601.
(2) 19,664 of the shares listed are held by Ms. Penrose as trustee for the Sheila A. Penrose trust.
(3) 7,500 of the shares listed are held by Anne E. Bloxam, Mr. Bloxam's spouse.
(4) 27,399 of the shares listed are held by Mr. Jacobson as trustee of the Jeff A. Jacobson 1996 Trust and 25,000 of the shares listed are held by Mr. Jacobson as beneficiary of the Marian S. Jacobson 1996 Trust.

Security Ownership by Certain Other Beneficial Owners

The following table displays information about persons we know were the beneficial owners of more than 5% of our issued and outstanding Common Stock as of December 31, 2017.

Names of Beneficial Owners	Shares of Common Stock Beneficially Owned	
	Number	Percent of Class (%)
BlackRock, Inc. [1]	4,460,055	9.80%
Generation Investment Management LLP [2]	4,261,104	9.40%
The Vanguard Group [3]	3,908,478	8.61%

---

(1)   Based solely on information in a Schedule 13G/A filed on January 23, 2018 by BlackRock, Inc. BlackRock has sole voting power with regard to 4,115,068 shares and sole dispositive power with regard to 4,460,055 shares. The address of BlackRock, Inc. is 55 East 52nd St., New York, NY 10055.

(2)   Based solely on information in a Schedule 13G/A filed on February 14, 2018 by Generation Investment Management LLP, together with its affiliates Generation Investment Management US LLP, Generation IM Fund plc, and Generation IM Global Equity Fund LLC. Generation Investment Management has sole voting power with regard to 31,200 shares, shared voting power with regard to 4,229,904 shares. Generation Investment Management has dispositive power with regard to 31,200 shares and shared dispositive power with regard to 4,229,904 shares. The address of Generation Investment Management LLP is 20 Air Street, 7th Floor, London W1B 5AN, United Kingdom.

(3)   Based solely on information in a Schedule 13G/A filed on February 9, 2018 by The Vanguard Group. The Vanguard Group has sole voting power with regard to 34,627 shares, shared voting power with regard to 10,141 shares, sole dispositive power with regard to 3,865,059 shares and shared dispositive power with regard to 43,419 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our Directors, certain of our officers and beneficial owners of more than 10 percent of our outstanding Common Stock to file reports of ownership and changes in ownership of our Common Stock with the SEC and to send copies of such reports to us. For our current executive officers and Directors, the Company has taken on the administrative responsibility of filing the reports after we have received the necessary information.

Based solely upon a review of such reports and amendments thereto furnished to us and upon written representations of certain of such persons regarding their ownership of Common Stock, we believe that no such person failed to file any such report during 2017, except that within the required two business day reporting requirement imposed by the SEC, the Company did not timely file one Form 4 report on behalf of each of Hugo Bagué, Samuel A. Di Piazza, Jr., and Sheila A. Penrose, each with respect to one transaction.

CERTAIN RELATIONSHPS AND RELATED TRANSACTIONS

We discuss below the particular relationships the Company has with (i) Generation Investment Management LLP, (ii) BlackRock, Inc., and (iii) The Vanguard Group, each beneficial owners of more than 5% of our Common Stock.

Generation Investment Management LLP

In 2017, JLL provided brokerage services to Generation Investment Management LLP in the ordinary course of business with customary consideration received by the Company in exchange for such services in the aggregate amount of $382,500.

BlackRock, Inc.

In 2017, JLL provided brokerage and capital markets services to BlackRock, Inc. and/or its affiliates in the ordinary course of business with customary consideration received by the Company in exchange for such services in the aggregate amount of $15,820,713.

The Vanguard Group

In 2017, JLL provided project and development and capital markets services to The Vanguard Group in the ordinary course of business with customary consideration received by the Company in exchange for such services in the aggregate amount of $2,533,713.

INFORMATION ABOUT OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

For a number of years, KPMG LLP has been the independent registered public accounting firm that audits the financial statements of JLL and most of its subsidiaries. JLL expects that representatives of KPMG LLP will be present at the Annual Meeting and will be available to respond to appropriate questions. Such representatives will have the opportunity to make a statement at the Annual Meeting if they desire to do so.

Audit and Non-Audit Fees

The following table presents fees for the professional services that KPMG LLP rendered for the audit of the Company's annual financial statements (including auditing the Company's internal controls over financial reporting for purposes of Section 404 of the Sarbanes-Oxley Act of 2002), audit related fees, tax fees, and fees billed for other services during 2017 and 2016 (the fees shown are in thousands (000's)).

Fees for the year ended on December 31	2017	2016
Audit Fees	$7,409	$7,276
Audit Related Fees	$1,214	$1,237
Tax Fees	$362	$535
All Other Fees	$0	$0
Total	**$8,985**	**$9,048**

Audit Fees.   These amounts represent those fees of KPMG necessary to perform an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and quarterly reviews of the consolidated financial statements of JLL. This includes fees for review of the tax provision and fees for accounting consultations on matters reflected in the consolidated financial statements. Audit Fees also include services required by statute or regulation (foreign or domestic), such as comfort letters, consents, reviews of SEC filings, and statutory audits in non-U.S. locations.

Audit Related Fees.   Audit-related fees are comprised of fees for employee benefit plan audits, internal control related matters and services not required by statute or regulation.

Tax Fees.   Tax fees are comprised of fees for tax compliance, tax planning and tax advice. Tax planning and tax advice encompasses a diverse range of services, including consultation, research, and assessment of tax planning initiatives, assistance with tax audits and appeals, employee benefit plans and requests for rulings or technical advice from taxing authorities.

All Other Fees.   All other fees consist of fees for all other non-audit services.

Pre-Approval of Audit and Permitted Non-Audit Services of the Independent Registered Public Accounting Firm

The Audit Committee has established a policy for pre-approval of audit and permitted non-audit services by the Company's independent registered public accounting firm. At each of its meetings, the full Audit Committee considers, and approves or rejects, any proposed services and fee estimates that are presented by the Company's management. The Chairman of the Audit Committee has been designated by the Audit Committee to consider approval of services arising between meetings that were not pre-approved by the Audit Committee. Services approved by the Chairman are ratified by the full Audit Committee at its next regular meeting. For each proposed service, the independent registered public accounting firm provides supporting documentation detailing the service and an estimate of costs. During 2017, the Audit Committee pre-approved all services performed by the independent registered public accounting firm.

AUDIT COMMITTEE REPORT

As more particularly described above under "Corporate Governance Principles and Board Matters," the Audit Committee of the Board is responsible for providing independent, objective oversight of JLL's accounting functions and internal and disclosure controls. The Audit Committee is composed of four Directors, each of whom is independent as defined by the New York Stock Exchange listing standards in effect at the time of mailing of this Proxy Statement and by applicable Securities and Exchange Commission rules. The Audit Committee operates under a written charter, which has been approved by the Board of Directors and is available on the Company's public website at *http://www.jll.com/about/board-of-directors-and-governance*.

Management is responsible for JLL's internal and disclosure controls and its financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of JLL's consolidated financial statements and the effective operation of internal controls over financial reporting, all in accordance with the standards of the Public Company Accounting Oversight Board (United States), and for issuing a report thereon. The Audit Committee's responsibility is to oversee these processes.

In connection with these responsibilities, the Audit Committee met with management and the independent registered public accounting firm to review and discuss the December 31, 2017 audited financial statements as well as the Company's internal controls over financial reporting for which an attestation by such firm is required under Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee also discussed with KPMG its evaluation of the accounting principles, practices and judgments applied by management, and any items required to be communicated to it by KPMG in accordance with regulations promulgated by the SEC and the PCAOB including the matters required to be discussed by PCAOB Auditing Standard No. 1301. The Audit Committee also received written disclosures from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board (United States) regarding such firm's communications with the Audit Committee concerning independence, and the Audit Committee discussed with KPMG LLP that firm's independence under the relevant standards. The Audit Committee also reviewed the selection, application and disclosure of our critical accounting policies pursuant to SEC Financial Release No. 60, "Cautionary Advice Regarding Disclosure of Critical Accounting Policies."

Based upon the Audit Committee's discussions with management and the independent registered public accounting firm, and the Audit Committee's review of the representations of management and the independent registered public accounting firm, the Audit Committee recommended that the Board of Directors include the audited consolidated financial statements in JLL's Annual Report on Form 10-K for the year ended December 31, 2017, which has been filed with the SEC.

The Audit Committee

Ann Marie Petach (Chairman)
Bridget Macaskill
Martin H. Nesbitt
Sheila A. Penrose

THREE PROPOSALS TO BE VOTED UPON AT THE ANNUAL MEETING

Proposal 1

Election of Ten Directors

Our Nominating and Governance Committee has nominated ten Directors for election at this year's Annual Meeting. All of the Director nominees are current Directors. We are proposing that our shareholders elect all of the ten nominees.

Accordingly, our Board unanimously recommends you vote FOR the election of each of the ten Director nominees listed below:

Hugo Bagué	**Ming Lu**	**Ann Marie Petach**
Samuel A. Di Piazza, Jr.	**Bridget Macaskill**	**Shailesh Rao**
Dame DeAnne Julius	**Martin H. Nesbitt**	**Christian Ulbrich**
Sheila A. Penrose		

If elected, these Directors will serve one-year terms until JLL's Annual Meeting of Shareholders in 2019 and until their successors are duly elected and qualified, or until their earlier death, resignation, retirement, disqualification, or removal.

At the Annual Meeting, we will vote each valid proxy returned to JLL for the ten nominees listed above unless the proxy specifies otherwise. Proxies may not be voted for more than ten nominees for Director. While the Board does not anticipate that any of the nominees will be unable to stand for election as a Director at the 2019 Annual Meeting, if that is the case, proxies will be voted in favor of such other person or persons as our Board may designate.

We provide biographical information for each of the nominees above under the caption "Directors and Corporate Officers." For each of the nominees, we also provide below a statement of their qualifications to serve as a member of our Board of Directors:

- **Hugo Bagué:** As the former head of overall organizational resources and physical security for a complex global enterprise with a large number of employees, Mr. Bagué brings significant experience with employee relations, communications, safety, information technology, and compensation issues that are helpful to our Board's oversight of a global firm whose most important assets are our people. Additionally, from his other operational responsibilities at Rio Tinto, which increased significantly during his tenure there, Mr. Bagué contributes to our Board perspectives on public relations, procurement, information systems, and corporate sustainability. Most recently, he has provided significant input on evaluating our management of safety and physical security matters and communications with staff and outside contractors. His work for other multi-national companies provides insights into operating within different cultures, business environments, and legal systems, including in Continental Europe as well as emerging markets, and also within the technology and healthcare industries, both of which are important to our future growth strategy.
- **Samuel A. Di Piazza, Jr.:** Having risen to the most senior executive role within the world's largest professional services firm, Mr. Di Piazza brings to our Board's oversight responsibilities additional broad management experience within a multi-cultural, complex organization providing services to diverse client types across the globe. This includes managing and compensating a staff of highly trained and motivated professionals, developing and maintaining strong client relationships, infusing integrity and productivity into all aspects of a widely dispersed business, particularly within highly regulated environments, evaluating M&A opportunities, and pursuing sophisticated enterprise risk management techniques. Mr. Di Piazza also has significant accounting experience, including managing a tax practice and as part of standards setting organizations, that will help further inform our Board on related matters, particularly given the dynamic accounting and tax regimes that affect our business. His service on the Boards of other highly sophisticated organizations provides us with additional governance perspectives and experience with critical business issues including cyber-security. He has also been very involved in the development of sustainability and integrated reporting standards and practices, both of which disciplines are increasingly important to JLL.
- **Dame DeAnne Julius:** Within the increasingly complex and interconnected world in which JLL seeks to thrive, Dame DeAnne contributes an important global perspective on economics and government policy that is informed by the depth of her experience as the senior-most economist at major corporations, her involvement with organizations that are at the core of global financial policy making and, most recently, at a major educational institution. This has become increasingly compelling given the particularly dynamic nature of the geo-political aspects that are involved in the European Union, the United States, China,

and the Middle East. Moreover, her current and previous directorships provide her with governance and oversight experience at complex, global public companies as well as a prominent professional services firm. She therefore contributes insights into energy, enterprise risk, environmental, healthcare/pharmaceutical, succession planning, and client service issues that are also critical to growth businesses within JLL. Her familiarity with the British economy and government will continue to be helpful to us as we navigate the consequences of Brexit on our business.

- **Ming Lu:**   Mr. Lu brings to the Board extensive knowledge about overseeing the development and operations of companies in Asia, and particularly China, one of the most important regions for our future growth potential. He has broad and deep experience in evaluating emerging market dynamics and integrating acquisitions, which has become increasingly important to our firm given the extent of our M&A activities during recent years. His experience in structuring compensation to motivate executive behavior that is aligned with our shareholders' interests are useful to his service as the Chairman of our Compensation Committee. As a partner with one of the world's most prominent private equity firms, Mr. Lu also contributes a general expertise in investment evaluation and management, enhancement of balance sheet and financial strength, entrepreneurialism, management of credit and credit agreements, and management of banking and investment banking relationships.

- **Bridget Macaskill:**   Ms. Macaskill brings to the Board deep experience in the investment management business as the result of her being both the Chief Executive Officer and now the non-executive chairman of the board of two prominent investment management firms. She therefore contributes important perspectives on shareholder relations, leadership, enterprise risk management, compliance, and operations within a highly regulated industry. Ms. Macaskill's background also provides additional financial and accounting acumen to our Audit Committee. Her experience in creating a program dedicated to educating American women about personal finances will assist the Board with oversight of the Company's citizenship and diversity initiatives. Additionally, Ms. Macaskill brings perspectives on the English government and economy that will be useful as that country pursues its exit from the European Union.

- **Martin H. Nesbitt:**   An alumnus of our investment management business from early in his career who has continued to be involved in the development and management of different types of real estate, Mr. Nesbitt brings significant experience to the Board that is central to the core of the Company's mission and business. His experience as the co-founder and chief executive officer of an entrepreneurial real estate venture helps inform our Board's oversight of the Company's strategic development and marketing efforts, as well as the execution of its business plans. His more recent establishment of an investment fund focusing on industries such as education and healthcare will add private equity and public sector perspectives. Mr. Nesbitt's involvement in the pursuit of Chicago's Olympics bid for 2016 and leadership in the development of the Obama Presidential Library is useful to our Company's continuing involvement in public-private initiatives and in city planning matters. Additionally, his urban, cultural, and community activities enrich the Board's oversight of the Company's corporate social responsibility and diversity initiatives.

- **Sheila A. Penrose:**   Ms. Penrose, whose career at a significant banking organization culminated in her running its corporate business and serving as a member of its management committee, provides our Board with a depth of experience in client relationship management, all aspects of corporate finance and banking relationships, enterprise risk management, executive compensation and international business transactions. Her experience with a management consulting firm enhances our Board's oversight of strategic development activities, evaluation of M&A opportunities, and succession planning. Her service on the board of directors of a major foodservice retailer enhances her contribution to our Board's consideration of governance issues and the functioning of our Nominating and Governance Committee, which she chairs, and sophistication about branding and marketing matters. Ms. Penrose's role as the Company's non-executive chairman also gives her additional knowledge about our Company's services and staff which is useful to our Board's deliberations. Additionally, Ms. Penrose has been a vocal proponent of the benefits to corporations of diversity and community involvement, which has helped our Board discuss and promote those issues with our senior management.

- **Ann Marie Petach:**   Ms. Petach's career has included very senior finance and management positions at each of a major global manufacturing corporation and an investment management business, as the result of which she contributes to our Board additional sophisticated financial acumen within the international arena, for example with currency exchange matters and with respect to relationships with banks and investment banks. She also has strategic and operational perspectives that are particularly useful to our LaSalle Investment Management business, including with respect to client relationships, compliance, and the deployment of capital. In her first year of service as the Chairman of our Audit Committee, Ms. Petach has provided useful insights to many aspects of our enterprise risk management activities, such as our internal audit and Sarbanes-Oxley practices, controls, productivity initiatives, and compliance within an increasingly heavily regulated environment. Moreover, she has experience with corporate disclosure and investor relations that inform our Board's oversight of the securities aspects of a public company and engagement with shareholders.

- **Shailesh Rao:** Having served in senior executive positions with Google and Twitter, two of the world's most prominent and successful digital companies, Mr. Rao has extensive experience with developing and marketing systems that apply technology to social networking, search, data management, and digital applications of business processes, all of which will continue to inform the Board's oversight of how the Company is using technology, data mining, and social networks as a core aspect of how it establishes and implements its business models and strategies. Mr. Rao's experience has spanned the globe, which is consistent with our need for Board members with multi-cultural perspectives and an understanding of the business environment in different countries. His entrepreneurial activities are useful to our Board's consideration of potential acquisitions and the Company's establishment of new or adjacent service lines. Mr. Rao was instrumental in the creation of our JLL Spark technology strategy.

- **Christian Ulbrich:** Mr. Ulbrich's thirteen years of experience at JLL in total, nine of which have been as the CEO of our EMEA business and as a member of our Global Executive Board, provide the Board with additional foundational information about the Company's strategy, operations, the nature of its business and geographies, and its client relationships, as well as managing an integrated business in a multi-cultural environment. Mr. Ulbrich has been particularly involved in the Company's development of on-line marketing and acquisition strategies, including our JLL Spark initiative, which will continue to be critical aspects of the Board's oversight. His previous chief executive and other management roles with financial institutions will provide important perspectives on organizational leadership and on client needs and perspectives. Mr. Ulbrich's current service on the Board of a major German public company in the residential sector contributes comparative insights on corporate governance and organization.

Proposal 2

Non-binding advisory "say-on-pay" vote approving executive compensation

We are asking our shareholders to provide a non-binding say-on-pay advisory approval of the compensation of our Named Executive Officers as we have described it above in the "Executive Compensation" section of this Proxy Statement.

Our Board unanimously recommends you vote FOR the advisory say-on-pay vote approving executive compensation.

Our Board believes that that we have an executive compensation program that has proven itself over the years to have retained top-quality executives who have been appropriately motivated to act in the best interests of our shareholders, clients, staff, and the other constituencies who interact with a global organization such as ours. We believe we have a program that encompasses the attributes of best-practices in compensation, including:

- Pay-for-performance philosophy, with significant upward and downward flexibility built to correspond to the financial results of an inherently cyclical business;

- Balanced mix of short- and long-term focused compensation;

- Significant use of equity to align with shareholder interests;

- No tax gross-ups and limited use of perquisites;

- Limited benefits in the event of a change in control, with double-trigger requirement for severance benefits and accelerated vesting of equity awards under our long-term incentive plans;

- Limited severance benefits;

- Recapture of certain incentives in the event of a subsequent restatement of financial statements; and

- Features to mitigate the use of overly-risky strategies that do not serve the longer-term sustainability of the organization.

Accordingly, our Board requests that our shareholders vote to approve our executive compensation program. While this vote is not binding on our Company, it will provide information to our Compensation Committee and our management regarding investor sentiment about our executive compensation philosophy, policies and practices. We will consider this information when determining executive compensation for 2018 and beyond.

Proposal 3

Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee has appointed the firm of KPMG LLP as JLL's independent registered public accounting firm for 2018. A proposal to ratify this appointment will be presented at the 2018 Annual Meeting. We are asking our shareholders to ratify the appointment of KPMG LLP as our independent registered public accounting firm for 2018.

The Board unanimously recommends you vote FOR ratification of such appointment.

The Audit Committee retains the right to appoint a substitute independent registered public accounting firm at any time during 2018 for any reason whatsoever.

PROXY DISTRIBUTION AND SOLICITATION EXPENSE

JLL is making this solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials and soliciting votes. If you choose to access any proxy materials and/or vote over the Internet, you are responsible for Internet access charges you may incur. If you choose to vote by telephone, you are responsible for telephone charges you may incur. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person, by telephone or by electronic communication by our directors, officers and employees, who will not receive any additional compensation for such solicitation activities.

We have hired Broadridge Investor Communications Solutions, Inc. to assist us in the distribution of our proxy materials (but not for the solicitation of proxy votes). We will pay Broadridge customary fees, costs and expenses for these services.

We have hired D.F. King & Co., Inc. to assist us in the solicitation of votes. We will pay D.F. King a fee of $9,500 plus customary costs and expenses for their services. We have agreed to indemnify D.F. King against certain liabilities arising out of or in connection with their services.

Upon request, we will also reimburse brokerage houses and other custodians, nominees, and fiduciaries for forwarding proxy and solicitation materials to shareholders.

ANNEX A
RECONCILIATION OF GAAP AND NON-GAAP FINANCIAL MEASURES

The Company reports its financial results in accordance with accounting principles generally accepted in the United States (***GAAP*** or referred to herein as ***reported***). However, management believes that certain non-GAAP financial measures provide users with additional meaningful financial information that should be considered when assessing our ongoing performance. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company's performance. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the Company's reported results prepared in accordance with GAAP. Our non-GAAP financial information does not represent a comprehensive basis of accounting.

Non-GAAP Financial Measures

Management uses certain non-GAAP financial measures to develop budgets and forecasts, measure and reward performance against those budgets and forecasts, and enhance comparability to prior periods. These measures are believed to be useful to investors and other external stakeholders as supplemental measures of core operating performance and include the following:

(i) Fee revenue and Fee-based operating expenses,

(ii) Adjusted EBITDA and Adjusted EBITDA margin, and

(iii) Percentage changes against prior periods, presented on a local currency basis.

However, non-GAAP financial measures should not be considered alternatives to measures determined in accordance with U.S. GAAP. Any measure that eliminates components of a company's capital structure, cost of operations or investment, or other results has limitations as a performance measure. In light of these limitations, management also considers U.S. GAAP financial measures and does not rely solely on non-GAAP financial measures. Because our non-GAAP financial measures are not calculated in accordance with U.S. GAAP, they may not be comparable to similarly titled measures used by other companies.

Adjustments to GAAP Financial Measures Used to Calculate non-GAAP Financial Measures

Gross Contract Costs

Consistent with U.S. GAAP, certain vendor and subcontractor costs ("gross contract costs") which we manage on certain client assignments in the Property & Facility Management and Project & Development Services business lines are presented on a gross basis in Revenue and Operating expenses. We generally earn little to no margin on the reimbursement of gross contract costs, obtaining reimbursement only for costs incurred. Excluding gross contract costs from both Revenue and Operating expenses more accurately reflects how we manage our expense base and operating margins.

Net Non-Cash MSR and Mortgage Banking Derivative Activity

Net non-cash mortgage servicing rights ("MSR") and mortgage banking derivative activity consists of the balances presented within Revenue composed of (i) derivative gains/losses resulting from mortgage banking loan commitment and warehousing activity and (ii) gains recognized from the retention of MSR upon origination and sale of mortgage loans, offset by (iii) amortization of MSR intangible assets over the period that net servicing income is projected to be received. Non-cash derivative gains/losses resulting from mortgage banking loan commitment and warehousing activity are calculated as the estimated fair value of loan commitments and subsequent changes thereof, primarily represented by the estimated net cash flows associated with future servicing rights. MSR gains and corresponding MSR intangible assets are calculated as the present value of estimated net cash flows over the estimated mortgage servicing periods. The above activity is reported entirely within Revenue of the Capital Markets & Hotels business line of the Americas segment. Excluding net non-cash MSR and mortgage banking derivative activity reflects how we manage and evaluate performance because the excluded activity is non-cash in nature.

Restructuring and Acquisition Charges

Restructuring and acquisition charges primarily consist of: (i) severance and employment-related charges, including those related to external service providers, incurred in conjunction with a structural business shift, which can be represented by a notable change in headcount, change in leadership or transformation of business processes; (ii) acquisition and integration-related charges, including

non-cash fair value adjustments to assets and liabilities recorded in purchase accounting such as earn-out liabilities and intangible assets; and (iii) lease exit charges. Such activity is excluded as the amounts are generally either non-cash in nature or the anticipated benefits from the expenditures would not likely be fully realized until future periods. Restructuring and acquisition charges are excluded from segment operating results and therefore not a line item in the segments' reconciliation to Adjusted EBITDA.

Reconciliation of Non-GAAP Financial Measures

Below are the reconciliations of revenue to fee revenue and operating expenses to fee-based operating expenses.

($ in millions)		Year Ended December 31,	
		2017	2016
Revenue	$	7,932.4	6,803.8
Adjustments:			
Gross contract costs		(1,220.6)	(1,023.5)
Net non-cash MSR and mortgage banking derivative activity		(15.7)	(23.5)
Fee revenue	$	6,696.1	5,756.8
Operating expenses	$	7,395.5	6,363.2
Less: Gross contract costs		(1,220.6)	(1,023.5)
Fee-based operating expenses	$	6,174.9	5,339.7
Operating income	$	536.9	440.6

Adjusted EBITDA attributable to common shareholders ("Adjusted EBITDA") represents EBITDA attributable to common shareholders ("EBITDA") further adjusted for certain items we do not consider directly indicative of our ongoing performance in the context of certain performance measurements. Below is (i) a reconciliation of Net income attributable to common shareholders to EBITDA and Adjusted EBITDA and (ii) the Adjusted EBITDA margin (on a fee-revenue basis), on a local currency basis.

($ in millions)		Year Ended December 31,	
		2017	2016
Net income attributable to common shareholders	$	253.8	317.8
Add:			
Interest expense, net of interest income		56.2	45.3
Provision for income taxes		267.8	108.0
Depreciation and amortization		167.2	141.8
EBITDA	$	745.0	612.9
Adjustments:			
Restructuring and acquisition charges		30.7	68.5
Net non-cash MSR and mortgage banking derivative activity		(15.7)	(23.5)
Adjusted EBITDA	$	760.0	657.9
Net income margin attributable to common shareholders		3.2%	4.7
Adjusted EBITDA margin		11.1%	11.4

Operating Results - Local Currency

In discussing our operating results, unless otherwise noted, we report percentage changes and Adjusted EBITDA margins in local currency. Such amounts presented on a local currency basis are calculated by translating the current period results of our foreign operations to U.S. dollars using the foreign currency exchange rates from the comparative period. We believe this methodology provides a framework for assessing our performance and operations excluding the effect of foreign currency fluctuations. Because amounts presented on a local currency basis are not calculated under U.S. GAAP, they may not be comparable to similarly titled measures used by other companies. The following table reflects the reconciliation to local currency amounts for consolidated revenue, consolidated fee revenue, consolidated operating income, and consolidated Adjusted EBITDA.

($ in millions)		Year Ended December 31, 2017	% Change
Revenue:			
At current period exchange rates	$	7,932.4	17%
Impact of change in exchange rates		4.0	n/a
At comparative period exchange rates	$	7,936.4	17%
Fee Revenue:			
At current period exchange rates	$	6,696.1	16%
Impact of change in exchange rates		3.8	n/a
At comparative period exchange rates	$	6,699.9	16%
Operating Income:			
At current period exchange rates	$	536.9	22%
Impact of change in exchange rates		(19.5)	n/a
At comparative period exchange rates	$	517.4	17%
Adjusted EBITDA:			
At current period exchange rates	$	760.0	16%
Impact of change in exchange rates		(17.1)	n/a
At comparative period exchange rates	$	742.9	13%

For purposes of the CD&A, below is a reconciliation of Net income attributable to common shareholders to EBITDA and AIP Adjusted EBITDA.

($ in millions)	Year Ended December 31, 2017
Net income attributable to common shareholders	253.8
Add:	
Interest expense, net of interest income	56.2
Provision for income taxes	267.8
Depreciation and amortization	167.2
EBITDA	745.0
Adjustments:	
Qualifying restructuring and acquisition charges [1]	3.5
Net non-cash MSR and mortgage banking derivative activity	(15.7)
AIP Adjusted EBITDA	732.8

(1) Represents the portion of the $30.7 million total Restructuring and acquisition charges for the year ended December 31, 2017 which the Compensation Committee adds back in the calculation.

For purposes of the CD&A, below is a reconciliation of Net income attributable to common shareholders to Compensation Committee adjusted net income attributable to common shareholders.

($ in millions)	Year Ended December 31, 2017
Net income attributable to common shareholders	253.8
Adjustments:	
Qualifying restructuring and acquisition charges [1]	3.5
Net non-cash MSR and mortgage banking derivative activity	(15.7)
Amortization of acquisition-related intangibles	31.1
Impact of Tax Cuts and Jobs Act Enactment	141.3
Tax impact of adjusted items	(14.2)
Compensation Committee adjusted net income	399.8

(1)   Represents the portion of the $30.7 million total Restructuring and acquisition charges for the year ended December 31, 2017 which the Compensation Committee adds back in the calculation.

ANNEX B
PAY RATIO EXCLUDED EMPLOYEES

Country	Number of Employees
Argentina	153
Bangladesh	17
Brazil	518
Chile	40
Columbia	63
Costa Rica	87
Czech Republic	4
Ecuador	3
Egypt	10
Hungary	2
Israel	48
Kazakhstan	1
Kenya	13
Malaysia	499
Mauritius	3
Mexico	249
Oman	4
Pakistan	5
Panama	25
Peru	21
Philippines	568
Poland	43
Romania	2
Serbia	1
South Africa	99
Sri Lanka	51
Switzerland	35
Ukraine	12
Uruguay	7
Viet Nam	160

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